CONTENTS

2	Company Profile
3	Principal Financial Data and
Indicators
9	Changes in Share Capital and
Shareholdings of Principal
Shareholders
12	Chairman’s Statement
16	Business Review and Prospects
23	Health, Safety and Environment
26	Management’s Discussion
and Analysis
38	Significant Events
47	Connected Transactions
49	Corporate Governance
56	Summary of Shareholders’
Meetings
57	Report of the Board of Directors
62	Report of the Supervisory
Board
64	Directors, Supervisors, Senior
Management and Employees
76	Principal Wholly-owned, Controlling and
Non Wholly-owned Subsidiaries
77	Financial Statements
173	Corporate Information
175	Documents for Inspection
176	Confirmation from the
Directors and
Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 6 April 2007 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. MR. LI DESHUI, MR. YAO ZHONGMIN AND MR. FAN YIFEI, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE NINETH MEETING OF THE THIRD SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES. MR. YAO ZHONGMIN, AUTHORISED MR. CHEN. TONGHAI, CHAIRMAN OF SINOPEC CORP., MR. LI DESHUI AUTHORISED MR. LIU ZHONG LI, DIRECTOR OF SINOPEC CORP., MR. FAN YIFEI AUTHORISED MR. WANG TIANPU, DIRECTOR, PRESIDENT OF SINOPEC CORP., TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, DIRECTORS, PRESIDENT OF SINOPEC CORP., MR. DAI HOULIANG, DIRECTOR, SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR. LIU YUN, HEAD OF THE CORPORATE FINANCE DEPARTMENT OF SINOPEC CORP., HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.

COMPANY PROFILE
Sinopec Corp. is a Chinese company listed in Hong Kong, New York, London and Shanghai, and is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the “Company”) include:

•	exploring for and developing, producing and trading crude oil and natural gas

•	processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

•	producing, distributing and trading petrochemical products

Based on turnover in 2006, Sinopec Corp. is the largest listed company in China. The Company is also:

•	The largest petroleum and petrochemical companies in China and Asia

•	one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and Asia

•	the second largest producer of crude oil and natural gas in China

The Company’s competitive strengths are mainly reflected in:

•	its leading market position in the production and sales of refined oil products in China

•	its status as the largest petrochemical producer in China

•	its strategic market position in China’s highest economic growth areas

•	its well-established, highly efficient and cost effective sales and distribution network

•	its integrated operation structure with strong resistance against industry cyclical risks

•	its well-recognised brand and excellent reputation

The company intends to fully implement its development strategies that are well balanced between continuous improvement in the Company’s profitability and market competitiveness and various societal factors as a good corporate citizen, including energy saving and environment protection, so that the Company would achieve sustained, effective and harmonious growth.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND OPERATING DATA PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

(1)	Summary of principal financial data and operating data of the Company for the year 2006

For the year ended 31 December 2006
Items	RMB millions
Profit before taxation	73,252
Net profit	50,664
Net profit before non-operating profits/losses	48,573
Profit from principal operations	136,264
Profit from other operations	969
Operating profit	71,296
Investment income	43
Subsidy income	5,000
Net non-operating income/expenses	3,087 (net expense)
Net cash flow from operating activities	102,587
Net decrease in cash and cash equivalents	5,657

Items under non-operating profits/losses and corresponding amounts:

		For the year ended 31 December 2006
		(Income)/Expense
	Items	RMB millions
	Gain on disposal of long-term equity investments	(25)
	Written back of provisions for impairment losses in previous years	(583)
	Non-operating expenses (excluding normal provisions on assets provided in accordance with the Accounting Regulations for Business Enterprises)	2,859
Of which:	Loss on disposal of fixed assets	1,782
	Employee reduction expenses	236
	Donations	95
	Non-operating income	(372)
	Subsidy income	(5,000)
	Tax effect	1,030
	Total	(2,091)

(2)	Principal financial data and indicators prepared in accordance with the PRC Accounting Rules and Regulations

		For the years ended 31 December
Items	Note	2006	2005	2004
Income from principal operations (RMB millions)		1,044,579	799,115	590,632
Net profit (RMB millions)		50,664	39,558	32,275
Earnings per share (RMB)
Fully diluted	(i)	0.584	0.456	0.372
Weighted average	(ii)	0.584	0.456	0.372
Net cash flow from operating activities per share (RMB)		1.183	0.980	0.809
Return on net assets (%)
Fully diluted	(iii)	19.878	18.346	17.320
Weighted average	(iv)	21.457	19.682	18.403
Return (before non-operating profits/losses) on net assets (%)
Fully diluted		19.058	16.232	19.316
Weighted average		20.572	17.414	20.524

		At 31 December
		2006	2005	2004
Total assets (RMB millions)		594,550	520,572	460,081
Shareholders’ funds (excluding minority interests) (RMB millions)		254,875	215,623	186,350
Net assets per share (RMB)		2.940	2.487	2.149
Adjusted net assets per share (RMB)		2.865	2.426	2.102

Notes:

i	Fully diluted earnings per share = net profit for the year/total number of shares in issue at the end of the year

ii
Weighted average earnings per share = net profit for the year/(number of shares at the beginning of the year + number of shares increased due to the transfer from surplus reserves to capital or share dividend distributed + (increase in number of shares during the year due to issuance of new shares or capitalisation of debt x number of months from the month following the increase of shares to the end of the year/number of months in the year) – (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of the year/number of months for the year))

iii	Fully diluted return on net assets = (net profit for the year/shareholders funds at the end of the year) x 100%

iv
Weighted average return on net assets = (net profit for the year/(shareholders’ funds at the beginning of the year + net profit for the year/2+ (shareholders’ funds increased due to issuance of new shares or capitalisation of debt during the year x number of months from the month following the increase of shareholders’ funds to the end of the year/number of months in the year) – (shareholders’ funds decreased due to share repurchases or cash dividends during the year x number of months from the month following the decrease of shareholders’ funds to the end of the year/number of months in the year))) x 100%

(3)           Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations

	For the years ended		For the years ended
	31 December 2006		31 December 2005
	Return on net assets(%)		Return on net assets(%)
Items	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	53.46	57.71	52.74	56.58
Operating profit	27.97	30.20	26.37	28.29
Net profit	19.88	21.46	18.35	19.68
Net profit before non-operating profits/losses	19.06	20.57	16.23	17.41

	For the years ended		For the years ended
	31 December 2006		31 December 2005
	Earnings per share		Earnings per share
	Fully diluted	Weighted average	Fully diluted	Weighted average
Items	RMB	RMB	RMB	RMB
Profit from principal operations	1.572	1.572	1.312	1.312
Operating profit	0.822	0.822	0.656	0.656
Net profit	0.584	0.584	0.456	0.456
Net profit before non-operating profits/losses	0.560	0.560	0.404	0.404

(4)	Changes to the consolidated shareholders’ funds and the reasons for changes for the year	Unit: RMB millions

			Statutory	Statutory	Discretionary	Unrecognised		Total
	Share	Capital	surplus	public	surplus	investment	Retained	shareholders’
Items	capital	reserve	reserve	welfare fund	reserve	losses	profits	funds
Beginning of the year	86,702	37,121	13,514	13,514	7,000	(594)	58,366	215,623
Increase in the year	—	486	18,580	—	20,000	(627)	50,664	89,103
Decrease in the year	—	—	—	(13,514)	—	—	(36,337)	(49,851)
End of the year	86,702	37,607	32,094	—	27,000	(1,221)	72,693	254,875

The reasons for the changes are as follows:

i
Capital reserve at the end of 2006 was RMB 37,607 million, an increase by 486 million compared with that at the beginning of the year. The increase was due to the agreement reached between a subsidiary of Sinopec Group Company and a bank to waive loan principal borrowings and related interest payable. The gain was reflected as an increase of capital reserves;

ii
Statutory surplus reserve at the end of 2006 was RMB 32,094 million, an increase by RMB 18,580 million compared with that at the beginning of the year. The increase was mainly due to the transfer by Sinopec Corp. of 10% of its consolidated net profit for 2006 in accordance with the PRC Accounting Rules and Regulations of RMB 50,664 million to the statutory surplus reserve. In addition, according to NO. 167 of the PRC Company Law, commencing from 1 January 2006, Sinopec Corp. is no longer required to make profit appropriation to the statutory public welfare fund. Pursuant to the “Notice on Accounting Treatment of Business Enterprises in Relation to the Enactment of the Company Law ” issued by the Ministry of Finance, the balance of this fund as at 31 December 2005 of RMB 13,514 million was transferred to the statutory surplus reserve;

iii
Discretionary surplus reserve at the end of 2006 was RMB 27,000 million, an increase by RMB 20,000 million compared with that at the beginning of the year. The increase was due to the proposed transfer of RMB 20,000 million to discretionary surplus reserve in 2006;

iv
Unrecognised investment losses at the end of 2006 was RMB 1,221 million, an increase by RMB 627 million compared with RMB 594 million at the beginning of the year. The increase represents the unrecognised investment losses which exceeded the carrying value of long-term equity investments;

v
Consolidated retained profits at the end of 2006 was RMB 72,693 million, an increase by RMB 14,327 million compared with that at the beginning of the year. The increase was attributable to the realisation by Sinopec Corp. of a consolidated net profit for 2006 in accordance with the PRC Accounting Rules and Regulations of RMB 50,664 million, and taking into account of the deduction of RMB 5,066 million for the appropriation of statutory surplus reserve, RMB 20,000 million for the proposed transfer to discretionary surplus reserve and RMB 11,271 million declared and paid as interim dividend for 2006 and final dividend for 2005; and

vi	Total shareholders’ funds at the end of 2006 was RMB 254,875 million, an increase by RMB 39,252 million compared with that at the beginning of the year.

(5)           Details of provisions for assets                                           Unit: RMB millions

			Beginning of	Provisions	Written back		Written off	End of
Items			the year	for the year	for the year	Reclassification	for the year	the year
1	Allowance for doubtful accounts		6,652	545	(266)	—	(127)	6,804
	Of which:	Allowance for doubtful accounts for accounts receivable	3,140	438	(153)	—	(91)	3,334
		Allowance for doubtful accounts for other receivables	3,512	107	(113)	—	(36)	3,470
2	Provisions for impairment losses on short-term investments		—	—	—	—	—	—
3	Provisions for diminution in value of inventories		892	419	(317)	—	(128)	866
4	Provision for impairment losses on long-term equity investments		327	48	—	—	(59)	316
	Of which: long-term equity investments		327	48	—	—	(59)	316
5	Provision for impairment losses on fixed assets		6,234	600	—	—	(809)	6,025
	Of which:	Land and buildings	351	118	—	143	(90)	522
		Oil and gas properties	843	307	—	—	(52)	1,098
		Oil depots, storage tanks and service stations	917	23	—	149	(87)	1,002
		Plant, machinery, equipment, vehicles and others	4,123	152	—	(292)	(580)	3,403
6	Provision for impairment losses on intangible assets		—	—	—	—	—	—
7	Provision for impairment losses on construction in progress		—	—	—	—	—	—
8	Provision for impairment losses on entrusted loans		—	—	—	—	—	—

(6)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of the total assets at the balance sheet date or more than 10% of the profit before taxation:

	At 31 December		Increased/(decreased)
Items	2006	2005	Amount	Percentage	Main reasons of changes
	RMB millions		RMB millions	(%)
Cash at bank and in hand	8,723	14,747	(6,024)	(40.8)	Mainly due to the further strengthening on management of funds
Long-term equity investments	27,483	14,146	13,337	94.3	Mainly due to the increase in equity investment differences in relation to the privatisation of its listed subsidiaries and the investments in associates
Short-term loans	30,515	16,124	14,391	89.3	Mainly to satisfy the operating funds
Receipts in advance	19,689	14,086	5,603	39.8	Mainly due to the increase in receipts in advance in relation to sales of refined oil products
Taxes payable	11,348	5,262	6,086	115.7	Please refer to note 21 to the financial statements prepared in accordance with the PRC Accounting Rules and Regulations
Other payables	3,731	1,830	1,901	103.9	Mainly due to special oil income levy payable which was introduced in 2006
Other creditors	36,065	24,161	11,904	49.3	Mainly due to the increase in payables for construction costs and for acquisition of Oil Production Plants
Accrued expenses	264	512	(248)	(48.4)	Mainly due to the decrease in accrued operating expenses
Surplus reserves	59,094	34,028	25,066	73.7	Appropriation of statutory surplus reserve and proposed appropriation of discretionary surplus reserve
Unrecognised investment losses	(1,221)	(594)	627	105.6	Unrecognised investment losses exceeding long-term equity investments

	For the years ended
	31 December		Increased/(decreased)
Items	2006	2005	Amount	Percentage	Reasons of changes
	RMB millions		RMB millions	(%)
Income from principal operations	1,044,579	799,115	245,464	30.7	Please refer to Management’s Discussion and Analysis
Cost of sales	880,029	668,249	211,780	31.7	Please refer to Management’s Discussion and Analysis
Sales taxes and surcharges	28,286	17,152	11,134	64.9	Mainly due to recognition of the special oil income levy
Investment income	43	813	(770)	(94.7)	Please refer to note 36 to the financial statements prepared in accordance with the PRC Accounting Rules and Regulations
Subsidy income	5,000	9,415	(4,415)	(46.9)	Please refer to note 37 to the financial statements prepared in accordance with the PRC Accounting Rules and Regulations
Non-operating expenses	3,459	5,969	(2,510)	(42.1)	Please refer to note 38 to the financial statements prepared in accordance with the PRC Accounting Rules and Regulations
Minority interests	696	2,902	(2,206)	(76.0)	Mainly due to the decrease of minority interests resulting from the privatisation of its subsidiaries
Unrecognised investment losses/(reversal)	627	(119)	746	N/A	Unrecognised investment losses exceeding long-term
					equity investments

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
				Unit: RMB millions

	For the years ended 31 December
Items	2006	2005	2004	2003	2002
Turnover, other operating revenues and other income	1,076,402	832,687	619,915	449,168	350,213
Operating profit	83,820	68,246	62,891	39,286	29,574
Profit before taxation	78,923	64,656	59,442	35,466	25,196
Profit attributable to equity shareholders of the Company	53,912	41,455	35,335	22,558	16,397
Basic earnings per share (RMB)	0.622	0.478	0.408	0.260	0.189
Earnings per share (Based on the total number of
shares in issue at the year end) (RMB)	0.622	0.478	0.408	0.260	0.189
Return on capital employed (%)	13.26	11.95	12.59	9.07	6.93
Return on net assets (%)	20.51	18.48	18.28	13.08	9.78
Net cash flow from operating activities per share (RMB)	1.106	0.902	0.795	0.731	0.650

				Unit: RMB millions

	At 31 December
Items	2006	2005	2004	2003	2002
Non-current assets	466,323	401,983	358,152	319,413	302,771
Net current liabilities	65,335	27,954	26,758	26,537	18,362
Non-current liabilities	116,199	119,049	106,099	93,661	91,982
Minority interests	21,944	30,679	31,955	26,716	24,842
Total equity attributable to equity shareholders of the Company	262,845	224,301	193,340	172,499	167,585
Net assets per share (RMB)	3.032	2.587	2.230	1.990	1.933
Adjusted net assets per share (RMB)	2.957	2.526	2.219	1.961	1.919
Debt/equity ratio*(%)	29.33	33.36	33.95	33.60	34.14

*	Debt/equity ratio = long-term loans/(total equity attributable to equity shareholders of the Company+ long-term loans) x 100%

3           MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

(1)	Analysis of the effects of major differences between the net profit underthe PRC Accounting Rules and Regulations and profit for the year under IFRSUnit: RMB millions

	For the years ended
	31 December
	2006	2005
Net profit under the PRC Accounting Rules and Regulations	50,664	39,558
Adjustments:
Equity investment differences	1,158	200
Capital injection in Sinopec Hainan and acquisition of Oil Production Plants	1,013	535
Acquisition of Sinopec National Star	117	117
Pre-operating expenditures	703	435
Depreciation of oil and gas properties	666	751
Capitalisation of general borrowing costs, net of depreciation effect	524	507
Gain from debt restructuring	486	—
Reduced amortisation on revaluation of land use rights	26	24
Reduced depreciation on government grants	12	4
Impairment losses on long-lived assets	(150)	—
Disposal of oil and gas properties, net of depreciation effect	(335)	(310)
Unrecognised losses of subsidiaries	(627)	119
Effects of the above adjustments on taxation	(345)	(485)
Minority interests	1,496	3,321
Profit for the year under IFRS	55,408	44,776

(2)	Analysis of the effects of major differences between the shareholders’ funds under the PRC Accounting Rules and Regulations and total equity under IFRSUnit: RMB millions

	At 31 December
	2006	2005
Shareholders’ funds under the PRC Accounting Rules and Regulations	254,875	215,623
Adjustments:
Equity investment differences	1,358	200
Capital injection in Sinopec Hainan and acquisition of Oil Production Plants	(1,628)	745
Acquisition of Sinopec National Star	(2,461)	(2,578)
Pre-operating expenditures	(64)	(22)
Depreciation of oil and gas properties	12,749	12,233
Capitalisation of general borrowing costs	2,636	2,112
Revaluation of land use rights	(927)	(953)
Government grants	(576)	(588)
Disposal of oil and gas properties	2,725	3,060
Change in fair value of available-for-sale securities	38	—
Effects of the above adjustments on taxation	(5,880)	(5,531)
Minority interests	21,944	30,679
Total equity under IFRS	284,789	254,980

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

Unit: 1,000 Shares

	Pre-movement	Increase/(decrease)			Post-movement
				New shares	Bonus	Conversion
		Numbers	Percentage %	issued	issued	from reserves	Others	Sub-total	Number	Percentage %
Shares with selling restrictions		67,121,951	77.4	—	(784,000)	—	—	(784,000)	66,337,951	76.51
1	State-owned shares	66,535,191	76.7	—	(777,147)	—	—	(777,147)	65,758,044	75.84
2	State-owned legal person shares	586,760	0.7	—	(6,853)	—	—	(6,853)	579,907	0.67
3	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
4	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
Shares without selling restrictions		19,580,488	22.6	—	784,000	—	—	784,000	20,364,488	23.49
1	RMB ordinary shares	2,800,000	3.2	—	784,000	—	—	784,000	3,584,000	4.13
2	Shares traded in non-RMB
	currencies and listed domestically	—	—	—	—	—	—	—	—	—
3	Shares listed overseas	16,780,488	19.4	—	—	—	—	—	16,780,488	19.36
4	Others	—	—	—	—	—	—	—	—	—
Total Shares		86,702,439	100.0	—	—	—	—	—	86,702,439	100.0

Note:	In October 2006, Sinopec Corp. implemented A-Share Reform. Please refer to Significant Events – A-Share Reform on Non-tradable shares in this annual report.

2	DATES WHEN SHARES WITH SELLING RESTRICTIONS COULD BE TRADED THROUGH LISTING

Unit: 1,000 Shares

	Additional shares tradable	Balance of shares	Balance of shares
	through listing when	with selling	without selling
Date	the restriction period expires	restrictions	restrictions
October 10, 2007	4,915,029	61,422,922	25,279,517
October 10, 2008	4,335,122	57,087,800	29,614,639
October 12, 2009	57,087,800	0	86,702,439

3	NUMBER OF SHARES HELD BY THE TOP TEN HOLDERS OF SHARES WITH
SELLING RESTRICTIONS AND CONDITIONS FOR SALE

Unit: 1,000 Shares

	Name of	Number of shares	Date when the shares	Number of additional
	Shareholders with	with selling	could be traded	shares could be traded
No.	selling restrictions	restrictions	through listing	through listing	Selling restrictions
1	China Petrochemical Corporation	65,758,044	October 10, 2007	4,335,122	1 year
		61,422,922	October 10, 2008	4,335,122	2 years
		57,087,800	October 12, 2009	57,087,800	3 years
2	Guo Tai Jun An Corp.	579,907	October 10, 2007	579,907	1 year

4	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

Number of shareholders of Sinopec Corp. as at 31 December 2006 was 143,307, including 135,372 holders of A Shares and 7,935 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Listing Rules of Hong Kong Exchange.

(1) Top ten shareholdersUnit: 1,000 Shares

		As a percentage
		of total	Number of
		shares in issue	shares held at	Number of	Number of
	Nature of	at the end of	the end of	shares with	pledges or
Name of Shareholders	shareholders	reporting period	reporting period	selling restrictions	lock-ups
		%
China Petrochemical Corporation	State-owned shares	75.84	65,758,044	65,758,044	0
HKSCC (Nominees) Limited	H shares	19.24	16,685,675	0	0
Guo Tai Jun An Corp.	State-owned	0.67	579,964	579,907	533,530(pledges)/
	legal person shares/
	A Shares				38,230(lock-ups)
Southern Supreme Growth Stock
Investment Fund	A Shares	0.15	134,174	0	0
China Life Insurance Company Limited
– Dividend – Individual Dividend –
005L–FH002 Shanghai	A Shares	0.15	127,369	0	0
Guangfa Strategic Selected Mixed Equity
Investment Fund	A Shares	0.11	93,836	0	0
EFUND Stable Growth Securities
Investment Fund	A Shares	0.10	89,796	0	0
EFUND Value Selected Stock
Securities Investment Fund	A Shares	0.09	81,580	0	0
China Life Insurance (Group) Company
– Traditional – Ordinary Insurance Product	A Shares	0.09	78,913	0	0
Harvest Theme Selected Mixed
Securities Investment Fund	A Shares	0.08	68,676	0	0

(2) Top ten shareholders of shares without selling restrictionsUnit: 1,000 shares

	Number of shares without	Type of
Name of shareholders	selling restrictions	shares held
HKSCC (Nominees) Limited	16,685,675	H Shares
Southern Supreme Growth Stock Investment Fund	134,174	A Shares
China Life Insurance Company Limited – Dividend
– Individual Dividend – 005L – FH002 Shanghai	127,369	A Shares
Guangfa strategic Selected Mixed Securities Investment Fund	93,836	A Shares
EFUND Stable Growth Securities Investment Fund	89,796	A Shares
EFUND Value Selected Stock Securities Investment Fund	81,580	A Shares
China Life Insurance (group) Company-Traditional- Ordinary Insurance Product	78,913	A Shares
Harvest Theme Selected Mixed Securities Investment Fund	68,676	A Shares
Lion Value Growth Stock Securities Investment Fund	54,962	A Shares
National Social Security Fund 106 Portfolio	52,955	A Shares

Statement on the connection or activities in concert among the above mentioned shareholders

Except that both China Life Insurance Company Limited-Dividend -Individual Dividend-005L-FH002 Shanghai and China Life Insurance (Group) Company-Traditional- Ordinary Insurance Product belong to China Life Insurance (Group) Company, EFUND Stable Growth Securities Investment Fund and EFUND Value Selected Stock Securities Investment Fund belong to EFUND Fund Management Company, and Harvest Theme Selected Mixed Securities Investment Fund and National Social Security Fund 106 Portfolio belong to Harvest fund company, We are not aware of any connection or activities in concert among or between the top ten shareholders and top ten sharesholders of shares without selling restrictions.

(3)           Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

Approximate
percentage of
		Number of share	Sinopec Corp.’s
	Capacity of	interests held or	interests
Name of shareholders	interests held	regarded as held	(H Share) (%)
JP Morgan Chases Co.	Beneficial owner	125,247,826(L)	0.75(L)
	Investment manager	595,543,758(L)	3.55(L)
	Custodian corporation	789,414,302(P)(L)	4.70(P)(L)
Templeton Asset Management Limited	Investment manager	1,028,373,395(L)	6.13(L)
AllianceBernstein	Corporate interests	1,011,751,126(L)	6.03(L)
Credit Suisse Group	Corporate interests	899,532,830(L)	5.36(L)
		662,145,050(S)	3.95(S)
		29,156,750(P)	0.17(P)

Note:	(L): Long position, (S): Short position, (P): Lending pool

5	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER
There was no change in the controlling shareholders or the effective controller during the reporting period.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation (“Sinopec Group Company”). Established in July 1998, Sinopec Group Company is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Chen Tonghai. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of shares of Sinopec Corp.

(3)	Basic information of the effective controller
China Petrochemical Corporation is the effective controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its effective controller

CHAIRMAN’S STATEMENT

Dear shareholders,

On behalf of the Board of Directors of Sinopec Corp., I extend my sincere gratitude for your continued support for the Company.

In 2006, following the guidelines of “reform, restructuring, innovation and development”, the Company further expanded operations, improved asset quality, enhanced profitability and achieved significant growth and earnings. Through our continued efforts over many years and the use of innovative marine facies exploration theories, we discovered a significant natural gas field in northeast Sichuan, solidifiying the resources foundation for the future growth of the Company. In 2006, the Company increased both its reserves and production of crude oil and natural gas, with crude oil production exceeding 40 million tonnes for the year. As of December 31, 2006, the Company’s refining capacity was the third largest in the world and its ethylene production capacity was fourth. In addition, the Company further improved its sales network for gasoline and diesel products, which, with approximately 28,000 company-operated service stations as of December 31, 2006, is the third largest gasoline and diesel retail network in the world in terms of the number of service stations. Overall, the Company’s competitive advantages as an integrated energy and chemical company have been further enhanced. In 2006, our turnover and other operating revenues surpassed RMB1,000 billion for the first time and our Return on Capital Employed (ROCE) was above 13%. Under PRC Accounting Rules and Regulations, the Company’s profit for the year after deducting the amount attributable to minority interests was RMB 50.664 billion in 2006, up 28% over 2005. Under International Financial Reporting Standards (IFRS), the profit for the year after deducting the amount attributable to minority interests was RMB53.912 billion, up 30% over 2005. Given the Company’s 2006 earnings and its long-term sustainable growth, the Board of Directors has proposed a dividend of RMB0.15 per share for the full year 2006. After deducting the interim dividend of RMB0.04 that has been paid, the final dividend for 2006 is RMB0.11 per share.

At the 2006 Annual General Meeting of the Company’ shareholders, the third session of the Board of Directors and the Supervisory Board were elected. The Board of Directors appointed Senior Management and set the objectives and defined the implementation plan for 2006 to 2008. During 2006, the Company completed its domestic A-Share Reform in compliance with the government’s requirements and aligned the interests of all shareholders. Consequently, the H Shares of the Company became a Hang Seng Index constituent. In addition, the Company continued to implement and improve its internal controls to achieve standardized and systematic internal management systems to reduce operating risks and enhance management skills.

In 2006, the Company continued to carry out various reforms. In particular, the Company consolidated some subsidiaries, acquired certain oil field assets from Sinopec Group and became a majority owner in the Hainan Refinery. The Company deepened management reforms in refining operations, chemicals sales, material procurement and international trade, centralised operation, reduced cost and reinforced its market position. Meanwhile, the Company continued to streamline its work force to enhance efficiency and reduced headcount by 24,000.

In 2006, the Company made further asset portfolio adjustments. In response to market changes, the Company increased capital expenditure, which reached approximately RMB80 billion for the year. After the major discovery in northeast Sichuan resulting from a breakthrough in innovative marine facies exploration theory and technology, the Company started the preparation work for the “Sichuan-to-East China Gas Project”. The Company also strengthened its logistics system through the construction of crude oil wharves and pipelines for crude and refined oil products. Moreover, the Company further improved its sales network for refined oil products and chemical products, increased its refining and production capacity for chemical products, and improved refining facilities in order to process lower-quality crude oil.

In 2006, the Company made great efforts to facilitate technological innovation. The exploration areas were extended with the development of new marine facies exploration theories and technologies for oil and gas. After years of endeavors, the Company has successfully developed the technology to upgrade its gasoline and diesel quality to levels equivalent to the European IV specification. In addition, the Company is capable of building ethylene facilities and refining facilities with production capacities of one million tonnes and ten million tonnes per annum, respectively. The Company has implemented an array of information management applications based on its ERP system, and has begun to enhance its research and development efforts on alternative energies. In 2006, the Company applied for 842 patents in China, of which 703 patents were granted and won 9 National Science & Technology Progress Awards and National Technology Invention Awards.

As the largest integrated energy and chemical company in China the Company has consciously fulfilled its social responsibilities. In recent years, the Company has implemented relevant government control policies on certain refined oil products and substantially contributed to the stable supply of refined oil products as well as a stable CPI level in China. The Company paid special attention to employees’ health, safety, environmental protection and energy conservation. The Company realised stable and safe production under high-load and complex production conditions to deliver high quality products to its customers while increasing energy and water savings and reducing emissions. Compared with 2005, the comprehensive energy consumption for every RMB10,000 of production value decreased by 1.2%, and despite the growth in the Company’s production, total industrial water consumption decreased by 4.9% and total COD emission decreased by 6.3%. The Company has also been an active participant in philanthropic activities contributing to the harmonious development of enterprise, society and environment. Such activities included disaster relief, financing “Spring Buds Program”, which helps drop-out girl students return to school, and “Health Express”, a program that provides medical treatment to cataract patients in remote and poverty-stricken areas.

All of the Company’s accomplishments were underpinned by the rapid development of China’s economy, the trust of its shareholders and the support from the community and the government as well as the effective guidance of the Company’s Board of Directors. I hereby express my heartfelt gratitude for the trust and support of our shareholders, the contributions of management and of all the employees. I also want to thank the former Directors and Supervisors for their outstanding contribution to reforms and to the development of the Company.

Looking forward, the Company will have tremendous market opportunities brought by the rapid development of China’s economy, but will also face competition and challenges with the opening of China’s markets. After years of reforms, the Company has developed a corporate governance and internal management structure that allow it to adapt rapidly to changing market conditions. Its operational strengths and overall competitiveness have been reinforced substantially, raising the Company’s overall operational capabilities to a higher level. As the Company moves forward, the Board of Directors has decided to further strengthen the centralisation of its operational management in order to consolidate and extend the achievements of past reforms. The Board of Directors also decided to reaffirm the Company’s focus on “reform, restructuring, management, innovation and development”, to realise sustainable, effective and harmonious development for the Company by deepening reforms, accelerating restructuring, enhancing management and promoting innovation.

In 2007, the Company will continue to enhance its management and further advance various reforms. The Company will reinforce production safety, energy conservation and environmental protection, improve its advance warning system for emergencies and strengthen the supervision and management of production safety. In addition, the Company will further strengthen fundamental management by focusing on internal controls. The Company will also seek to improve standardization and internal management systems through the implementation of various internal rules, and to uphold a scientific approach to increase operational and managerial skills.

In 2007, in response to market demand and in order to meet the targets of its overall development plan, the Company will increase its investments in its upstream business and start the “Sichuan-to-East China Gas Project”. The Company will also accelerate the construction of a number of key oil refining and chemical projects and further improve its logistics system to support the rapid growth in refined oil products and chemicals sales. The Company has budgeted RMB110 billion in capital expenditure for the year.

In 2007, the Company will rationalize its operational strategies in line with market dynamics. In addition, the Company intends to further optimise its operations, expand its market share, reduce costs, and further improve operating results.

The Board of Directors and I firmly believe that with the continuous endeavors of our management and employees, the Company will make further strides in delivering sound results to our shareholders, customers, employees and society.

Chen Tonghai
Chairman

Beijing, China
April 6, 2007

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In 2006, the Chinese economy continued to grow at a rapid rate, with a GDP growth rate of 10.7%. The international crude oil prices were fluctuating at a high level, the Chinese government continued its tight control on refined oil product prices, and the petrochemical product prices remained at a high level. Confronted with such volatile market environment, the Company, sticking to the scientific approach to development, managed to expand resources and market, emphasised the implementation of its resource strategies, responded to the market change actively, optimised its refining and chemical production, strengthened the internal management, gave full play to the advantage of the integration and placed emphasis on safe operation, energy conservation, and consumption and cost reduction. With the unified efforts from our employees, we achieved new growth in both our production volume and profit.

1.	Review of Market Environment

(1)	Crude oil market

In 2006, international crude oil prices fluctuated at a high level under the influence of various factors. After the oil price hit record high, it experienced significant decline. The Platts’ Brent spot price in 2006 averaged US$ 65.14 per barrel, up by 19.5% compared with 2005. The domestic crude oil price generally followed the trend in the international market. Average realised price of crude oil produced by the Company was RMB 3,194.5 per tonne in 2006, up by 19.9% compared with 2005.

(2)	Refined oil products market

In 2006, domestic demand for refined oil products maintained a moderate growth. According to the Company’s statistics, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene including jet fuel) in 2006 was 174.40 million tonnes, up by 6.1% compared with 2005. Due to tight control over the domestic prices, there was a significant spread between domestic and international prices of refined oil products.

Price Trend of International Crude Oil

(3)	Chemicals market

In 2006, domestic demand for chemicals kept growing. The apparent consumption of synthetic resins, synthetic fibers and synthetic rubbers increased by 7.8% compared with 2005 while domestic ethylene equivalent consumption increased by 4.3% over the previous year. Domestic chemicals prices followed a similar trend as that of the international market, with an increase in the overall prices.

2	Production and Operation

(1)	Exploration and Production
In 2006, the Company achieved good results in oil and gas exploration and production by intensifying its exploration activities, and optimising its exploration and production plans.

In connection with exploration activities, the Company attached great importance to the deep gas reserviors exploration in the Northeast Sichuan Province and East China and progressive exploration of crude oil in existing blocks and completed approximately 15,175 kilometers of 2D seismic and approximately 7,582 square kilometers of 3D seismic, and drilled 495 exploration wells with a total footage of approximately 1,438.22 kilometers in 2006. New progress has been made in Northeast Sichuan Province, eastern mature blocks and Tahe in the west, placing a basis for the resource replacement in the future.

In oil and gas development, the Company intensified its progressive exploration and oil reserve evaluation, and effectively developed proved reserves. Under the high oil price environment, the Company actively developed low-yield reserves and improved the quality and efficiency in the new blocks to increase oil and gas production. The Company also put a premium on application of new processes and new technologies to the development in mature blocks, so as to continuously improve recovery rate. In 2006, the Company drilled 2,649 development wells with total footage of 5,888.9 kilometers, with newly added capacity of 6.465 million tonnes per annum (tpa) for crude oil and 1.9 billion cubic meters per annum for natural gas. In 2006, the oil and gas production achieved a steady growth, with the crude oil production exceeding 40 million for the first time.

Summary of Operations of the Exploration and Production Segment

				Change
				from 2005
	2006	2005	2004	to 2006 (%)
Crude oil production (mmbbls)	285.19	278.82	274.15	2.3
Natural gas production (bcf)	256.5	221.9	207.0	15.6
Newly added proved reserves of crude oil (mmbbls)	286	306	284	(6.5)
Newly added proved reserves of natural gas (bcf)	161.5	140.6	352.0	14.9
Year-end proved reserves of crude oil (mmbbls)	3,295	3,294	3,267	0.03
Year-end proved reserves of natural gas (bcf)	2,856.7	2,951.7	3,033.0	(3.2)
Year-end proved reserves of crude oil and natural gas (mmboe)	3,771	3,786	3,773	(0.4)

Summary of Production and Operations of Shengli Oil Field

				Change
				from 2005
	2006	2005	2004	to 2006 (%)
Crude oil production (mmbbls)	194.65	191.31	189.88	1.7
Natural gas production (bcf)	28.3	31.1	31.8	(9.0)
Newly added proved reserves of crude oil (mmbbls)	185	247	225	(25.1)
Newly added proved reserves of natural gas (bcf)	19.2	(3.6)	79.9	n/a
Year-end proved reserves of crude oil (mmbbls)	2,352	2,362	2,306	(0.4)
Year-end proved reserves of natural gas (bcf)	313.3	322.4	357.1	(2.8)
Year-end proved reserves of crude oil and natural gas (mmboe)	2,404	2,415	2,366	(0.5)

Note:	Crude oil volume is converted at 1 tonne to 7.1 barrels, and gas volume is converted at 1 cubic meter to 35.31 cubic feet

(2)	Refining

In 2006, the Company strengthened the operations of its refining facilities, actively organised full-load production to meet market demand. In addition, the Company closely monitored the changes on the international crude oil market, adhered to diversified crude oil sources to reduce the procurement cost of crude oil. The Company also sought to make full use of storage and transportation facilities such as newly built crude oil wharves and pipelines to reduce the storage and transportation cost. Moveover, the Company actively optimised resource allocation and product mix, increased the processing ratio of lower quality crude oil and expanded the sales volume of higher value-added products. As a result, the major economic and technological indicators such as light yield and refining yield further improved. The Company processed 146.32 million tonnes of crude oil in 2006, up by 4.6% over the last year.

Sources of Crude Oil	Unit: million tonnes

				Change
				from 2005
	2006	2005	2004	to 2006 (%)
Internal supplies	29.62	28.62	28.14	3.5
PetroChina Company Ltd.	8.81	8.75	10.31	0.7
CNOOC Ltd.	4.93	5.05	6.69	(2.4)
Imported	101.47	99.13	89.03	2.4
Total	144.83	141.55	134.17	2.3

Summary of Production of the Refining Segment

					Change
					from 2005
		2006	2005	2004	to 2006 (%)
	Refinery throughout (thousand bbls/day)	2,946.5	2,817.9	2,677.2	4.6
	of which: high sulphur crude oil throughout (thousand bbls/day):	742.5	698.8	551.1	6.3
	Refining utilisation rate (%)	94.28	94.01	93.43	0.27
					percentage
					point
	Gasoline, diesel and kerosene production (million tonnes)	87.21	84.53	80.83	3.2
of which:	Gasoline production (million tonnes)	23.00	22.98	23.58	0.1
	Diesel production (million tonnes)	57.86	54.92	50.89	5.4
	Kerosene production (million tonnes)	6.35	6.63	6.36	(4.2)
	Light chemical feedstock production (million tonnes)	22.74	21.10	17.70	7.8
	Light products yield (%)	74.75	74.16	74.02	0.59
					percentage
					point
	Refining yield (%)	93.47	93.24	93.09	0.23
					percentage
					point

Note:	Refinery throughout is converted at 1 tonne to 7.35 barrels

(3)	Marketing and distribution

In 2006, the Company endeavored to expand the retail and direct sales of  refined oil products and optimised the marketing structure, and as a result, retail sales volume of refined oil products increased significantly. In addition, the Company gathered resources from multiple channels, strengthened the coordination among different regions, optimised resource allocation to ensure market supply. Furthermore, the Company optimised its marketing network and further increased the number of company-operated service stations. The average pumped volume per station was further increased. Sinopec cards were widely accepted, and customers can use one single card at Sinopec stations across the nation. At the same time, the Company reinforced its non-fuel business. “Drive Through” restaurants jointly managed by the Company and McDonald’s have begun to offer services in selected service stations. In 2006, the Company’s sales volume of refined oil products increased to 112 million tonnes, up by 6.8% compared with 2005, of which retail volume was 72.16 million tonnes, up by 13.6% over 2005.

Summary of Operations of Marketing and Distribution Segment

				Change
				from 2005
	2006	2005	2004	to 2006 (%)
Total domestic sales of refined oil products (million tonnes)	111.68	104.56	94.59	6.8
Of which: Retail volume (million tonnes)	72.16	63.52	53.25	13.6
Direct sales volume (million tonnes)	18.95	20.38	19.65	(7.0)
Wholesale volume (million tonnes)	20.57	20.66	21.69	(0.4)
Average annual throughput per service station (tonne/station)	2,577	2,321	2,003	11.0
Total number of service stations under SINOPEC brand	28,801	29,647	30,063	(2.9)
Of which: Number of company-operated service stations	28,001	27,367	26,581	2.3
Number of franchised service stations	800	2,280	3,482	(64.9)
Retail volume/total domestic sales volume (%)	64.6	60.7	56.3	3.9
				percentage
				points

(4)	Chemicals

In 2006, the Company leveraged on the advantage of the centralised sales of chemical products, unified its marketing operation, coordinated the production and sales closely and endeavored to achieve good match between volume and price. As a result, the sales volume of the chemical products increased at a steady rate. The sales volume of the chemical products reached 29.56 million tonnes, the sales of the chemical products through centralised network reached 19.58 million tonnes in 2006, representing an increase of 8.5% compared with 2005. The Company enhanced its efforts to tap the potentials of the chemical facilities, paid great attention to the chemical production and ensured the full-load operation of the key chemical facilities, bringing the production of the major chemical products to a record high. In 2006, the Company produced 6.163 million tonnes of ethylene, up by 15.9% compared with 2005.

Production of Major Chemicals	Unit: 1,000 tonnes

				Change
				from 2005
	2006	2005	2004	to 2006 (%)
Ethylene	6,163	5,319	4,074	15.9
Synthetic resins	8,619	7,605	6,221	13.3
Synthetic rubbers	668	626	561	6.7
Monomers and polymers for synthetic fibres	7,242	6,725	6,021	7.7
Synthetic fibre	1,502	1,570	1,654	(4.3)
Urea	1,609	1,780	2,630	(9.6)

Note:	The operational data for 2005 and 2006 include the production of the two joint venture ethylene facilities, Shanghai Secco and BASF-YPC

(5)	Research and development

In 2006, the Company focused on the development needs of the core business and strengthened research on the key technologies, obtaining a number of significant achievements. The Company applied for 842 domestic patents and obtained 703 of them. “Formation Mechanism for Gas Reserviors in Deep Marine Carbonate Strata, exploration technology and Discovery of Puguang Gas Field ” attained the first Prize of National Science & Technology Progress Awards, and another eight technologies obtained the Second Prize of National Science & Technology Progress Awards and two technologies won the Second Prize of National Technology Invention Awards. The Company continued the theory and technology research of the marine facies oil and gas exploration, expanding its exploration business. The Company is technically ready to upgrade its refined oil product specification to Euro IV. 10 million tpa refinery and 1 million tpa ethylene project with proprietary technologies is under construction, which indicates the proprietary technologies and engineering capacity of the Company has already reached a new level.

Information technologies were applied to improve management. Applications of ERP and other IT systems are playing increasingly important roles in the Company’s business development and operation management.

(6)	Cost saving

In 2006, the Company took various measures to reduce cost, such as optimising resource allocation and leveraging on existing logistics system, reducing transportation cost, further increasing the processing volume of lower quality crude oil, reducing the procurement cost of crude oil and consumption of energy and materials in the production process by optimising operation of the facilities. In 2006, the Company effectively saved RMB 2.781 billion in cost, which exceeded the original target of RMB 2.5 billion by RMB 281 million. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB 720 million, RMB 721 million, RMB 561 million, and RMB 779 million, respectively.

(7)	Capital expenditure

In 2006, the total capital expenditure of the Company was RMB 79.82 billion. Among which, the expenditure for exploration and production segment was RMB 31.73 billion. With the investment, oil and gas exploration in Northeast Sichuan and the preparations of “Sichuan-to-East China Gas Project” were fully started, the oil and gas production and construction in Tahe in the west, Shengli Chenbei Offshore in the east and Daniudi Gasfield made smooth progress. The newly built crude oil and natural gas capability hit 6.465 million tonnes and 1.9 billion cubic meters per annum respectively. The expenditure for refining segment was RMB 21.97 billion. The newly added comprehensive crude oil processing capability reached 14.7 million tonnes per annum. The newly built and revamped projects such as Hainan Refinery and Guangzhou Refinery have been completed and put into operation. Yanshan Refinery Upgrading Project has also been completed, and Cezi Island Wharf and Yizheng-Changling Crude Oil Pipeline projects have been put into operation. Construction of Qingdao Refinery is going smoothly. The expenditure for marketing and distribution segment was RMB 11.32 billion. With the investment, the Company has further improved its refined oil products sales network through construction, acquisition and renovation of service stations. In 2006, the Company had 811 service stations newly added to its network. The expenditure for chemicals segment was RMB 12.63 billion. The newly added production capacity of ethylene, PTA, and styrene-butadiene rubber was 750,000 tpa, 450,000  tpa and 100,000  tpa respectively. Maoming ethylene revamping project has been completed and put into operation and the chemical fertilizer revamping projects in Anqing, Hubei and Baling were completed and successfully commissioned. The Fujian Integrated Project, Tianjin Ethylene and Zhenhai Ethylene are progressing on schedule. The expenditure for corporate and others was RMB 2.17 billion, which was used for the upgrading of IT systems and construction of R&D infrastructures.

In addition, the capital expenditure for the three oil production companies acquired by the Company in 2006 was RMB 3.36 billion. The Company’s joint ventures had capital expenditures of RMB 260 million in 2006.

BUSINESS PROSPECTS
Looking forward for 2007, China’s economy is expected to maintain a stable and rapid growth, which would help sustain a reasonable growth of domestic demand for oil and petrochemical products. The crude oil prices are expected to continue to maintain at a high level and the prices of most of petrochemical products are expected to stay at relatively high level. In addition, with the full opening of the domestic market of refined oil products, competitions in domestic refined oil products market may be intersified.

Under such market environment, the Company will continue to take flexible operation strategies, further strengthen internal management, and endeavor to organise production and reduce energy and materials consumption. In particular, the Company intends to focus on the following areas:

Exploration and production segment:
In connection with the exploration and production, the Company will make further efforts to implement oil and gas resource strategies and accelerate the exploration and production of natural gas in Northeast and West Sichuan to expand the results of the exploration. In addition, the Company expects to keep stable production in mature blocks in east China, accelerate the development of oil fields in west China and expand the natural gas business, to maintain stable increase of oil and gas production. The Company plans to produce 291.1 million barrels of crude oil and 282.48 billion cubic feet of natural gas in 2007.

Refining segment: The Company intends to put more efforts to optimise the operations and realise its potentials, and it will leverage the potentials of the facilities, optimise resource protfolio, increase the processing volume of lower quality crude oil to reduce the purchase cost of crude oil. In addition, by relying on the technological advancement, the Company will focus on the research of specific technologies to save energy, reduce consumption and increase the utilisation efficiency of resource. And the Company will optimise production scheme, adjust product structures, make efforts to increase the production of the higher value-added products. Furthermore, it will purchase crude oil carefully and adhere to the diversity of the crude oil resource, ensuring crude oil supply. The Company plans to process 156 million tonnes of crude oil in 2007.

Marketing and distribution segment: The Company intends to further improve its service and marketing network to expand total sales and retail sales volume. The Company will monitor the market dynamics closely, balance the resources from an overall perspective, optimise resource allocation, enhance the operation efficiency of the refined oil products pipelines, reduce the transportation cost and actively promote the use of cleaner fuel. The Company plans to have a total sales volume of refined oil products of 117 million tonnes, including a retail sales volume of 75 million tonnes.

Chemicals segment: The Company intends to strengthen its management to enhance operational level of its chemical facilities, and intends to ensure safe and full-load production of the facilities. In addition, the Company will further optimise regional resources, optimise internal-supply of the chemical feedstock, respond to market change flexibly, actively produce products well received by the market, leverage the advantages of the centralised sales, expand market steadily and increase the sales volume of the products. The Company plans to produce 6.45 million tonnes of ethylene, 19.13 million tonnes of synthetic resins, rubbers and fibers in 2007.

Research and development: In line with the needs of production and development, the Company intends to further focus its R&D strength on key technologies, and it will place more emphasis on developing the core technologies such as marine facies oil and gas exploration, increase reserve and stabilise production in the oil fields in the east, lower quality crude oil processing, utilisation of natural gas and production of cleaner fuels and supreme-performance synthetic materials, with a view to sharpening the Company’s competitive edge. Moreover, the Company intends to enhance its efforts to promote the results of mature technologies, improve the production technology level, reduce the production cost, further integrate technological resource, manage to improve equipment for scientific research and improve development efficiency of scientific research.

Cost saving: In 2007, the Company intends to rely on scientific and technological advancement and reinforce management practices to deepen reforms and enhance operating efficiency. It plans to achieve a cost saving of RMB 2.6 billion, among which exploration and production segment plans to achieve a cost saving of RMB 700 million, refining segment RMB 600 million, chemicals segment RMB 600 million, and marketing and distribution segment RMB 700 million.

Capital expenditure: The Company will continue to uphold the guideline of “Spend reasonably in light of the income, control the total expenditure, make centralised decisions, adjust the structure, optimise project and increase return” and endeavor to realise effective development of the Company. According to present macro-economy and market situation, the Company’s planned capital expenditure is RMB 110.06 billion for 2007. The projected expenditure for exploration and production segment is RMB 53.1 billion used to speed up the construction process of “Sichuan-to-East China Gas Project” project and strengthen the oil and gas exploration and production in Northeast Sichuan, Ordos, Tahe Oil field and Southern Tianshan Mountain. The projected capital expenditure for refining segment is RMB 22.7 billion which is primarily planned for Qingdao Refinery Project, Bohai Bay crude oil terminal, expansion and revamping of Gaoqiao, Yanshan Refining Project. The projected capital expenditure for chemicals segment is RMB 19.46 billion which is planned for Fujian, Tianjin and Zhenhai’s ethylene projects and to promote the expansion, revamping and auxiliary facilities construction for monomers of synthetic fibre and organic materials in Yangzi, Shanghai and Jinling Petrochemical. The projected capital expenditure for marketing and distribution segment is RMB 12 billion which is planned to optimise and improve the marketing network of refined oil products and accelerate the construction of the pipelines and oil storage for the refined oil products. The projected capital expenditure for corporate and others is RMB 2.8 billion.

In 2007, the Company, in line with the operating policies set forth by the Board of Directors, will deepen reform, accelerate adjustment, intensify management, make greater progress, fully reach various production and operation targets and strive to obtain better performance in production and operation, enhancing the Company’s overall competitiveness and ability of making sustainable profit.

HEALTH, SAFETY AND ENVIRONMENT

Guided by the scientific approach to development, the Company has long been dedicated to performing its social responsibilities and achieving a coordinated development between health, safety and environment (HSE) and economic growth and has instituted a mechanism for effective long-term operations. While maintaining full load and longer cycle production, the Company in 2006 continued to focus on operational safety and improved environmental protection and made continuous efforts to care for the health of its employees and its relations with the communities to achieve harmonious growth.

1	Overall steady and safe production and improving HSE management

The Company strictly implemented the requirements of “Improving systems, enhancing skills, laying solid foundation and holding relevant employees accountable” and endeavored to promote the quality, safety and environmental protection status of major products, continuously reduce energy and material consumption per production unit. While maintaining full-load and longer cycle production, the Company achieved steady and safe production and continuously enhance enviromental protection.

2	Continued improvement to deepen the operation of HSE management system

Since the Company’s subsidiaries established HSE management system, the Company focused on the smooth operation of the system. In 2006, the Company organised HSE supervision, examination and assessment at different levels, especially the evaluation of HSE system execution, therefore to further improve and perfect this system.

3	Adherence to the principle of people-oriented to create harmonious and healthy work environment

In 2006, the Company continued to strengthen firm-wide HSE education and training to continually improve employees’ operational skills and strengthen occupational health management. Warning signs were posted in the workplace and monitoring and measurement results were publicly displayed. Regular occupational health checkups were arranged for relevant employees and working conditions were  continuously improved to ensure employees’ safety and health.

4	Implementation of a prevention-based policy; assessment of safety and environmental risks of newly built facilities and construction-in-progress

In 2006, the Company performed safety and environmental protection assessments over a number of newly-built, revamping and expansion projects, and continued to perform risk assessments over operating facilities as well as utilities. Rectification of potentially risky areas was subject to continuous monitoring throughout the process, while dynamic monitoring was instituted for major facilities and key areas under the oversight of a specially designated person. The Company and its subsidiaries formulated and improved its emergency response plans for corresponding accidents, strengthened emergency response drills, and its capacity for confronting emergencies was continuously improved.

5	Active promotion of clean production to realise clean and economical development

In 2006, the Company standardised its environmental management in line with HSE management system, strengthened its control of effluent sources to achieve the goals of saving water and reducing emission. Notwithstanding significant increase in the Company’s production, as compared to 2005, the industrial water consumption was reduced by 4.9% and COD volume in its discharged waste water was reduced by 6.3%, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2006, the Company’s turnover, other operating revenues and other income were RMB 1,076.4 billion, and the operating profit was RMB 83.8 billion, representing an increase of 29.3% and 22.8%, respectively, over those in the previous year. These increases were largely attributable to the following factors: by seising the opportunities presented by the high market prices of petroleum and chemical products and steady growth of the domestic economy, the Company strived to implement the resource strategy, proactively expand the market share, optimised refining and petrochemical production, made great efforts on safety, resource conservation, reduction of utilities comsumption and cost, all of which contributed to the comparatively good operating results achieved in 2006.

The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.

		Years Ended 31 December		Rate of
		2006	2005	Change
		(RMB in millions)		(%)
Turnover, other operating revenues and other income		1,076,402	832,687	29.3
Of which:	Turnover	1,044,652	799,259	30.7
	Other operating revenues	26,750	24,013	11.4
	Other income	5,000	9,415	(46.9)
Operating expenses		(992,582)	(764,441)	29.8
Of which:	Purchased crude oil, products, and operating supplies and expenses	(861,437)	(651,201)	32.3
	Selling, general and administrative expenses	(37,758)	(33,880)	11.4
	Depreciation, depletion and amortisation	(34,235)	(31,618)	8.3
	Exploration expenses (including dry holes)	(7,983)	(6,411)	24.5
	Personnel expenses	(19,857)	(18,649)	6.5
	Employee reduction expenses	(236)	(369)	(36.0)
	Taxes other than income tax	(28,639)	(17,185)	66.7
	Other operating expenses, net	(2,437)	(5,128)	(52.5)
	Operating profit	83,820	68,246	22.8
	Net finance costs	(6,100)	(4,625)	31.9
	Investment income and share of profit less losses from associates	1,203	1,035	16.2
	Profit before tax	78,923	64,656	22.1
	Taxation	(23,515)	(19,880)	18.3
	Profit for the year	55,408	44,776	23.7
	Attributable to:
Equity shareholders of the Company		53,912	41,455	30.0
Minority interests		1,496	3,321	(55.0)

(1)	Turnover, Other Operating Revenues and Other Income

In 2006, the Company’s turnover, other operating revenues and other income were RMB 1,076.4 billion, of which, the turnover was RMB 1,044.7 billion, representing an increase of 30.7% over 2005. These increases were mainly attributable to the Company’s efforts in expanding resources and markets as well as optimising its sales and marketing structure in order to take advantage of the high international prices of crude oil, petroleum and chemical products.

In 2006, the Company’s other operating revenues was RMB 26.8 billion, representing an increase of 11.4% over 2005. Other operation revenue included: income from service fee, sales of materials, sales of utilities, etc.

At the end of 2006, the Company received from the PRC government a one-off compensation of RMB 5 billion.

The following table sets forth the Company’s external sales volume, average realised prices and the respective rate of changes from 2005 to 2006 for the Company’s major products.

	Sales Volume			Average realised prices
	(thousand tonnes)			(RMB per tonne)
			Rate of			Rate of
			change			change
	2006	2005	(%)	2006	2005	(%)
Crude oil	5,079	5,289	(4.0)	3,218	2,680	20.1
Natural gas (million cubic meters,
RMB per thousand cubic meters)	5,366	4,356	23.2	789	673	17.2
Gasoline	32,589	30,191	7.9	5,225	4,432	17.9
Diesel	72,934	67,247	8.5	4,469	3,772	18.5
Kerosene	5,427	6,003	(9.6)	4,524	3,710	21.9
Basic chemical feedstock	10,862	8,658	25.5	5,762	4,846	18.9
Monomers and polymers for synthetic fiber	3,775	2,993	26.1	8,846	8,879	(0.4)
Synthetic resin	7,775	6,343	22.6	9,921	9,005	10.2
Synthetic fiber	1,613	1,585	1.8	11,389	11,123	2.4
Synthetic rubber	800	678	18.0	13,928	13,040	6.8
Chemical fertiliser	1,651	1,822	(9.4)	1,650	1,539	7.2

Note:	The above crude oil and natural gas sold externally were self-produced

Most of the crude oil and a small portion of the natural gas produced by the Company were internally used for refining and chemicals production, the remaining was sold to the refineries of Sinopec Group Company and other customers. In 2006, the turnover for crude oil, natural gas and other products that were sold externally amounted to RMB 23.4 billion, representing an increase of 17.6% over 2005, accounting for 2.2% of the Company’s total turnover, other operating revenues and other income. The increase was mainly due to the increase in crude oil prices and the Company’s expansion of its natural gas business.

The Company’s refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel, kerosene including jet fuel (refined oil products) and other refined petroleum products) to third parties. In 2006, the external sales revenue of petroleum products by these two segments were RMB 687.5 billion, representing an increase of 26.8% over 2005, accounting for 63.9% of the Company’s turnover, other operating revenues and other income. The increase was mainly due to the Company’s proactive efforts in taking advantage of the high price of petroleum products through increasing sales volume, optimising sales and marketing structure and expanding the market of other refined petroleum products. The sales revenues of gasoline, diesel and kerosene were RMB 520.8 billion, representing an increase of 27.1% over 2005, and accounting for 75.8% of the total sales revenues of petroleum products. The sales revenues of other refined petroleum products were RMB 166.7 billion, representing an increase of 25.9% over 2005, accounting for 24.2% of the total sales revenues of petroleum products.

The Company’s external sales revenues of chemical products were RMB 209.1 billion, representing an increase of 30.0% over 2005, accounting for 19.4% of the Company’s total turnover, other operating revenues and other income. The increase was mainly due to the Company’s effort to capture the opportunity presented by the high price of chemical products by increasing its production & sales volume.

(2)	Operating expenses
In 2006, the Company’s operating expenses amounted to RMB 992.6 billion, representing an increase of 29.8% over 2005. The operating expenses mainly consisted of:

Purchased crude oil, products and operating supplies and expenses were RMB 861.4 billion, representing an increase of 32.3% over 2005, the throughput of the Company’s crude oil purchased externally was 114.31 million tonnes (excluding the amounts processed for third parties), representing an increase of 5.9% over 2005; the average cost for crude oil purchased externally was RMB3,750 /tonne (approximately US$ 64.09/barrel), representing an increase of 19.7% over 2005; the Company’s other purchase expenses were RMB 432.7 billion, representing an increase of 37.4% over 2005, accounting for 43.6% of the total operating expenses. The increase was mainly due to the increased costs of refined oil products and chemical feedstock purchased externally.

Selling, general and administrative expenses totaled RMB 37.8 billion, representing an increase of 11.4% over 2005. The increase was largely due to: an increase of RMB 1.25 billion in repairing and maintenance expenses as a result of the renovation and maintenance work carried out in 2006 on service stations; an increase of RMB 610 million in operating lease expenses as a result of the increased land rental expenses; an increase of RMB 650 million in service fee paid to support functions due to the increased number of service stations; an increase of RMB 400 million in mineral resources compensatory fee as a result of increased sales revenue of crude oil and natural gas.

Depreciation, depletion and amortisation were RMB 34.2 billion, representing an increased of 8.3% over 2005. This was mainly due to the additions of fixed assets invested by the Company in recent two years.

Exploration expenses were RMB 8 billion, representing an increase of 24.5% over 2005, mainly due to the Company’s increased exploration efforts in the Southern marine facies blocks and new areas in west China in 2006.

Personnel expenses were RMB 19.9 billion, representing an increase of 6.5% over 2005.

Employee reduction expenses were approximately RMB 240 million.

Taxes other than income tax were RMB 28.6 billion, representing an increase of 66.7% over 2005. The increase was largely due to the special oil income levy amounting to RMB 8.75 billion which has been introduced by the PRC government since 26 March 2006. In addition, the consumption tax increased by RMB 1.69 billion mainly due to the increased sales volume of gasoline and diesel and the national policy of expanding tax scope of consumption tax.

Other operating expenses were RMB 2.4 billion, representing a decrease of 52.5% over 2005. The decrease was largely due to the decrease of RMB 450 million in losses on disposal of fixed assets, decrease of RMB 1.03 billion in impairment losses on long-lived assets over 2005, and a debt extinguishment income of RMB 490 million from one of the Company’s subsidiaries.

(3)	Operating profit
In 2006, the Company’s operating profit was RMB 83.8 billion, representing an increase of 22.8% over 2005.

(4)	Net finance costs

In 2006, the Company’s net finance costs were RMB 6.1 billion, representing an increase of 31.9% over 2005. The increase was mainly due to an increase of RMB 1.5 billion in net interest expenses as a result of the increase in the loan balance and the increased interest rates.

(5)	Profit before tax
In 2006, the Company’s profit before tax was RMB 78.9 billion, representing an increase of 22.1% over 2005.

(6)	Taxation
In 2006, the Company’s taxation was RMB 23.5 billion, representing an increase of 18.3% over 2005.

(7)	Profit attributable to minority interests

In 2006, the Company’s profit attributable to minority interests was RMB 1.5 billion, representing a decrease of 55.0% over 2005. The decrease was mainly due to the Company’s privatisation of certain of its listed subsidiaries and thereby reduced minority shareholdings in these subsidiaries.

(8)	Profit attributable to equity shareholders of the Company
In 2006, the Company’s profit attributable to equity shareholders of the Company was RMB 53.9 billion, representing an increase of 30.0% over 2005.

2    DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

The Company divides its operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment) and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the “other operating revenues” and “other income” of the segment.

The following table sets forth the operating revenue by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenue before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

			As a Percentage		As a Percentage
			of Consolidated		of Consolidated
			Operating Revenues		Operating Revenues,
	Operating Revenues		Before Elimination of		After Elimination of
	Years Ended 31 December		Inter-segment Sales		Inter-segment Sales
	2006	2005	2006	2005	2006	2005
	RMB millions		(%)		(%)
Exploration and Production Segment
External sales(1)	37,510	30,762	2.1	2.3	3.5	3.7
Inter-segment sales	105,656	84,423	5.8	6.2
Operating revenues	143,166	115,185	7.9	8.5
Refining Segment
External sales(1)	108,791	97,646	6.0	7.2	10.1	11.7
Inter-segment sales	471,571	386,456	26.1	28.3
Operating revenues	580,362	484,102	32.1	35.5
Marketing and Distribution Segment
External sales(1)	588,957	460,650	32.6	33.8	54.7	55.3
Inter-segment sales	4,601	3,172	0.3	0.2
Operating revenues	593,558	463,822	32.9	34.0
Chemicals Segment
External sales(1)	215,794	166,624	11.9	12.2	20.0	20.0
Inter-segment sales	12,299	12,199	0.7	0.9
Operating revenues	228,093	178,823	12.6	13.1
Corporate and others
External sales(1)	125,350	77,005	6.9	5.6	11.7	9.3
Inter-segment sales	136,775	44,897	7.6	3.3
Operating revenues	262,125	121,902	14.5	8.9
Operating revenues before elimination
of inter-segment sales	1,807,304	1,363,834	100.0	100.0
Elimination of inter-segment sales	(730,902)	(531,147)
Consolidated operating revenues	1,076,402	832,687			100.0	100.0

Note: (1)	include other operating revenues and other income.

The following table sets forth the operating revenues, operating expenses and operating profit/loss by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2005 to 2006.

	Years Ended 31 December		Rate of
	2006	2005	Change
	(RMB millions)	(RMB millions)	(%)
Exploration and Production Segment
Operating revenues	143,166	115,185	24.3
Operating expenses	79,984	66,851	19.6
Operating profit	63,182	48,334	30.7
Refining Segment
Operating revenues	580,362	484,102	19.9
Operating expenses	605,660	487,638	24.2
Operating loss	(25,298)	(3,536)	615.4
Marketing and Distribution Segment
Operating revenues	593,558	463,822	28.0
Operating expenses	563,324	453,472	24.2
Operating profit	30,234	10,350	192.1
Chemicals Segment
Operating revenues	228,093	178,823	27.6
Operating expenses	210,859	164,527	28.2
Operating profit	17,234	14,296	20.6
Corporate and others
Operating revenues	262,125	121,902	115.0
Operating expenses	263,657	123,100	114.2
Operating loss	(1,532)	(1,198)	27.9

(1)	Exploration and production segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemicals production. Most of the natural gas and a small portion of crude oil produced were sold to refineries owned by Sinopec Group Company and other customers.

In 2006, the operating revenues of this segment were RMB 143.2 billion, representing an increase of 24.3% over 2005, largely due to the increases in the sales price and volume of crude oil and natural gas compared with those in 2005.

In 2006, this segment sold 37.94 million tonnes of crude oil and 5.7 billion cubic meters of natural gas, representing an increase of 2.9% and 28.4% respectively compared with those in 2005. The average realised price of crude oil was RMB 3,195 per tonne (approximately US$ 56.53 per barrel), representing an increase of 19.9% over 2005. The average realised price of natural gas was RMB 794 per thousand cubic meters, representing an increase of 18.0% over 2005.

In 2006, the operating expenses of this segment were RMB 80 billion, representing an increase of 19.6% over 2005. The increase was mainly due to:

․
The increase of approximately RMB 9.4 billion in the taxes other than income tax was largely due to the special oil income levy imposed by the PRC government and the mineral resources compensation fees associated with the increased sales revenue of crude oil.

․
The increase of approximately RMB 1.6 billion in exploration expenses including dry holes cost was mainly due to the increased exploration efforts by the Company in marine facies blocks in the south of China and newly developed areas in the west China.

․	The increase of RMB 1.8 billion in depreciation, depletion and amortisation was resulted from the continuous investment in fixed assets.

In 2006, in light of the high crude oil price, in order to increase its oil and gas production, the Company developed marginal oil reserves, which, together with increased water and electricity charges associated with oil and gas production, contributed to the increase in the lifting cost of crude oil and natural gas by 6.6% from RMB 488/tonne (US$ 8.41 per barrel) in 2005 to RMB 520/tonne (US$ 9.21 per barrel) in 2006.

In 2006, this segment’s operating profit was RMB 63.2 billion, representing an increase of 30.7% over 2005.

(2)	Refining segment

The business activities of the refining segment consist of purchasing crude oil from the exploration and production segment and third parties, processing crude oil into petroleum products, selling gasoline, diesel and kerosene to marketing and distribution segment, selling a portion of chemical feedstock to chemicals segment and selling other refined petroleum products to domestic and foreign customers.

In 2006, this segment’s operating revenues were approximately RMB 580.4 billion, representing an increase of 19.9% over 2005. The increase was mainly due to the increased sales price and sales volume of various refined petroleum products.

The following table sets forth the sales volume, average realised price and the respective rate of changes of major refined petroleum products of the segment in 2005 and 2006.

	Sales Volume (thousand tonnes)			Average Realised Prices (RMB per tonne)
	2006	2005	Rate of Change (%)	2006	2005	Rate of Change (%)
Gasoline	21,861	21,520	1.6	4,492	3,763	19.4
Diesel	57,578	54,128	6.4	3,859	3,462	11.5
Chemical feedstock	26,545	26,446	0.4	4,523	3,734	21.1
Other refined petroleum products	37,015	32,724	13.1	3,521	3,121	12.8

In 2006, the sales revenues of gasoline by the segment were RMB 98.2 billion, representing an increase of 21.2% over 2005, accounting for 16.9% of this segment’s operating revenue. The sales revenues of diesel by the segment were RMB 222.2 billion, representing an increase of 18.6% over 2005, accounting for 38.3% of this segment’s operating revenue. The sales revenue of chemical feedstock by the segment were RMB 120.1 billion, representing an increase of 21.6% over 2005, accounting for 20.7% of this segment’s operating revenue. The sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 130.3 billion, representing an increase of 27.6% over 2005, accounting for 22.5% of this segment’s operating revenues.

In 2006, the operating expenses of the segment were RMB 605.7 billion, representing an increase of 24.2% over 2005. The increase was mainly due to the increase in crude oil price and refinery throughput. Among which, the average crude oil cost was RMB 3,674 per tonne (approximately US$ 62.79 per barrel), representing an increase of 19.9% over 2005; Refinery throughput was 143.55 million tonnes (excluding the volume processed for third parties) in 2006, representing an increase of 5.5% over 2005. The total crude oil costs in 2006 were RMB 527.4 billion, representing an increase of 26.5% over 2005, accounting for 87.1% of the total operating expenses of the segment, up by 1.6 percentage points over 2005.

In 2006, although the international crude oil price remained at a high level with volatility, the PRC government implemented tight control over domestic price of refined oil products, as a result, the Company’s refining segment incurred significant loss, despite that the Company strive to reduce the crude oil cost by increasing the processing volume of lower quality crude oil as well as expanding the market of other refined petroleum products, increasing the sales volume of refined petroleum products with high added value. The refining margin was only RMB-20/tonne (approximately US$-0.34/barrel) (sales revenue less costs of crude oil, refining feedstock costs and taxes other than income tax, divided by throughput of crude oil and refining feedstock), representing a decrease of RMB 99/tonne (approximately US$ 1.66/barrel) as compared with RMB 79/tonne (approximately US$1.32/barrel) in 2005.

In 2006, the refining cash operating cost (defined as operating expenses less the purchase costs of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax, other business expenses and adjustments; and divided by the throughput of crude oil and refining feedstock) was RMB 135/tonne (US$ 2.31per barrel), representing an increase of RMB 20/tonne (US$ 0.40 per barrel), or 17.4%, over 2005. This change was mainly due to the increase of equipment maintenance expenses caused by increased processing volume of lower quality crude oil, and increased fuel purchased externally to substitute the fuel for internal use, and the increase of part of variable cost for product structural optimisation.

In 2006, this segment incurred an operating loss of RMB 25.3 billion, representing an increase in loss of RMB 21.8 billion over 2005.

(3)	Marketing and distribution segment

The business activities of marketing and distribution segment include purchasing refined oil products from the refining segment and third parities, and wholesale of refined oil products to domestic customers, direct sale and retail of the refined oil products through the retail network owned by this segment and provision of related services.

In 2006, the operating revenues of this segment were RMB 593.6 billion, representing an increase of 28.0% over 2005. The increase was mainly due to the continuous optimisation of marketing structure to further increase the percentage of retail sales in the total sales volume of gasoline and diesel and the increase in sales volume and prices of gasoline, diesel and kerosene including jet fuel,

In 2006, the operating revenue from sales of gasoline and diesel were RMB 500.1 billion, accounting for 84.3% of the operating revenue of this segment. The percentage of retail in the total sales volume of gasoline and diesel increased from 59.6% in 2005 to 63.4% in 2006, up by 3.8 percentage points. The percentage of sales of gasoline and diesel by direct sales as a percentage of the total sales volume decreased from 19.1% in 2005 to 17.0% in 2006, down by 2.1 percentage points. The percentage of wholesale sales as a percentage of the total sales volume of gasoline and diesel decreased from 21.3% in 2005 to 19.6% in 2006, down by 1.7 percentage points.

The following table sets forth the sales volume, average realised prices and the respective rate of changes of the four major product categories in 2005 and 2006 in different forms of sales channels for gasoline and diesel.

	Sales Volume (thousand tonnes)			Average Realised Prices (RMB per tonne)
			Rate of			Rate of
			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gasoline	32,718	30,319	7.9	5,224	4,430	17.9
Of which: Retail	23,885	21,629	10.4	5,350	4,562	17.3
Direct sales	2,812	2,839	(1.0)	4,922	4,206	17.0
Wholesale	6,021	5,851	2.9	4,867	4,050	20.2
Diesel	73,694	67,925	8.5	4,466	3,767	18.6
Of which: Retail	43,528	36,896	18.0	4,527	3,885	16.5
Direct sales	15,309	15,909	(3.8)	4,599	3,786	21.5
Wholesale	14,856	15,120	(1.7)	4,152	3,458	20.1
Kerosene	5,397	5,955	(9.4)	4,524	3,710	21.9
Fuel oil	15,067	13,334	13.0	2,989	2,374	25.9

In 2006, the segment’s operating expenses were RMB 563.3 billion, representing an increase of 24.2% over 2005. The increase was mainly due to the increase in purchase expenses, of which, the purchase expenses for gasoline and diesel were RMB 443.8 billion, up by 24.8% over 2005, accounting for 78.8% of the segment’s operating expenses.

In 2006, purchase prices of gasoline and diesel increased by 19.0% and 13.5%, respectively, to RMB 4,573 per tonne and RMB 3,992 per tonne compared with 2005. The purchase volume of gasoline and diesel increased, up to 32.72 million tonnes and 73.69 million tonnes by 7.9% and 8.5%, respectively, over 2005.

In 2006, the segment’s unit cash selling expenses (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 167 per tonne, representing an increase by 2.7% over 2005. This increase was primarily due to the increase of retail volume and maintenance expenses caused by improving image of service stations.

In 2006, the segment’s operating profit was RMB 30.2 billion, representing an increase of RMB 19.9 billion over 2005. The increase was primarily due to the continuous optimisation of marketing structure to further increase the percentage of retail in total sales volume of gasoline and diesel and the increases in sales volume and prices of refined oil products.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parities, and producing, marketing and distribution of petrochemical products.

In 2006, the segment’s operating revenues were RMB 228.1 billion, representing an increase of 27.6% over 2005, which was primarily due to the increases in the price and sales volume of major chemical products.

In 2006, the sales revenue of the Company’s six major categories of chemical products (i.e. basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertiliser) totaled approximately RMB 215.7 billion, representing an increase of 35.2% over 2005, accounting for 94.6% of the total operating revenues of this segment.

The following table sets forth the sales volume, average realised price and the respective rate of changes for each of these six categories of chemical products of this segment from 2005 to 2006.

	Sales Volume (thousand tonnes)			Average Realised Prices (RMB/Tonne)
			Rate of			Rate of
			Change			Change
	2006	2005	(%)	2006	2005	(%)
Basic organic chemicals	12,749	9,509	34.1	5,609	4,828	16.2
Monomers and polymers for synthetic fiber	3,801	3,003	26.6	8,839	8,872	(0.4)
Synthetic resin	7,892	6,366	24.0	9,870	9,007	9.6
Synthetic fiber	1,614	1,585	1.8	11,390	11,123	2.4
Synthetic rubber	833	703	18.5	13,885	13,000	6.8
Chemical fertiliser	1,654	1,824	(9.3)	1,660	1,539	7.9

In 2006, the operating expenses of the segment were RMB 210.9 billion, representing an increase of 28.2% over 2005. The increase was primarily due to increase in the price of feedstock, as well as the increased consumption of various raw materials and utilities, and the increase in other variable and fixed costs, associated with the increased production of the chemical products.

Of which:

The costs of raw materials increased by RMB 44.9 billion over 2005, as a result of the increase in the consumption of raw materials and their unit prices.

Fuel and power costs increased by RMB 1.7 billion over 2005, as a result of the increased production volume of chemical products.

In 2006, the segment’s operating profit was RMB 17.2 billion, representing an increase of 20.6% over 2005.

(5)	Corporate and others

The business activities of corporate and others mainly consist of the import and export businesses of the subsidiaries, research and development activities of the Company and administrative activities of its headquarters.

In 2006, the operating revenues of corporate and others from import and export businesses were RMB 260.4 billion and the operating expenses were RMB 259.4 billion. The operating profit from import and export businesses was RMB 1.0 billion.

In 2006, the expenses in research and development activities of the Company and administrative activities of its headquarters were RMB 2.5 billion.

The segment’s operating losses were RMB 1.5 billion, representing an increase in loss of RMB 300 million over 2005.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

The Company’s primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term borrowings.

(1) Assets, liabilities and equity		Unit: RMB in millions

	At 31 December		Amount
	2006	2005	Changes
Total assets	611,790	549,040	62,750
Current assets	145,467	147,057	(1,590)
Non-current assets	466,323	401,983	64,340
Total liabilities	327,001	294,060	32,941
Current liabilities	210,802	175,011	35,791
Non-current liabilities	116,199	119,049	(2,850
Equity attributable to equity
shareholders of the Company	262,845	224,301	38,544
Share capital	86,702	86,702	—
Reserves	176,143	137,599	38,544
Minority interests	21,944	30,679	(8,735)
Total equity	284,789	254,980	29,809

The Company’s total assets were RMB 611.8 billion, representing an increase of RMB 62.8 billion over 2005, of which:

The current assets was 145.5 billion, decreased by RMB 1.6 billion over 2005. The decrease was mainly due to the centralised management on bank deposit implemented by the Company since the beginning of 2006 and reduced cash position, which resulted in a decrease of RMB 6.3 billion in cash and cash equivalents and time deposit at financial institutions; prepaid expenses and other current assets decreased by RMB 1.7 billion, which was mainly due to the decrease of prepayment for construction projects and equipment purchases; the increase of RMB 3.9 billion in the Company’s inventory was the result of the increased throughput; the increase of RMB 2.5 billion in bills receivable and accounts receivable was in line with the significant increase in the Company’s turnover.

The non-current assets was RMB 466.3 billion increased by RMB 64.3 billion over 2005. The increase was mainly due to the net increase of RMB 49.1 billion in property, plant and equipment which was in line with the investment plan and the increase of goodwill by RMB 11.6 billion as a result of the privatisation of its subsidiaries.

The total liabilities were RMB 327.0 billion, representing an increase of RMB 32.9 billion over 2005, of which:

The current liabilities increased by RMB 35.8 billion over 2005 to RMB 210.8 billion. The increase was mainly due to the increase of RMB 15.5 billion in short-term borrowings caused by the increase of production and sale volume; the increase of RMB 19.5 billion in accrued expenses and other accounts payable which was mainly due to the increase in receipts in advance from customers, accrued expenditures and amounts payable to Sinopec Group Company and its subsidiaries.

The non-current liabilities decreased by RMB 2.9 billion over 2005 to RMB 116.2 billion, primarily due to the decrease of the Company’s long-term borrowings.

The equity attributable to the Company’s shareholders were RMB 262.8 billion, representing an increase of RMB 38.5 billion over 2005, due to the increase of reserves.

(2)	Cash flow
The following table sets forth the major items on the consolidated cash flow statements in 2005 and 2006

Major items of cash flows

	Unit: RMB in millions

	Years Ended 31 December
	2006	2005
Net cash flow from operating activities	95,875	78,214
Net cash flow from investing activities	(103,023)	(77,523)
Net cash flow from financing activities	1,192	(4,851)
Net (decrease)/increase in cash and cash equivalents	(5,956)	(4,160)

In 2006, profit before taxation was RMB 78.9 billion; after adjusting the non-cash expenses items, the adjusted cash flow from operating activities was RMB 124.6 billion. Major non-cash expense items included: depreciation, depletion and amortisation of RMB 34.2 billion, interest expenses of RMB 7.4 billion, dry holes costs of RMB 4.0 billion, losses from disposal of properties, plant and equipment of RMB 1.6 billion.

The changes in operation-related accounts receivable and payable items reduced cash inflow of RMB 700 million, which was mainly due to the Company’s expanded production and operation resulting in increased capital employed.

After adjusting the non-cash expense items and accounts receivable and payable items with regard to the profit before taxation, and deducting the cash outflow for payment of income tax totaling RMB 20.3 billion, and the net cash outflow of RMB 8.9 billion for net interests paid as well as the dividend received totaling RMB 1.2 billion, the net cash flow from operating activities was RMB 95.9 billion.

Net cash outflow for investing activities was RMB 103.0 billion. The net cash flow for investing activities mainly represented cash outflows of RMB 78.6 billion for capital expenditures and exploratory wells expenses, cash outflows of RMB 3.6 billion for purchase of investments and interests in associated companies and subsidiaries, and RMB 22.0 billion for acquisition of minority interests in subsidiaries.

Net cash inflow for financing activities was RMB 1.2 billion, mainly due to increased bank loans.

During 2006, the Company captured the opportunity of robust market demand to steadily increase cash flow from operating activities. At the same time, the Company increased the investment, strived to expand  the resources and the markets, developed various financing channels and tightened its control over the scale and risk of debt to guarantee the supply of capital.

(3)	Contingent liabilities
Refer to the descriptions under Major Guarantees and Performance in Significant Events of this annual report.

(4)	Capital expenditure
Refer to the descriptions under Capital Expenditure in Business Review and Prospects of this annual report.

(5)	Research and development expenses and environmental expenses

Research and development expenses refer to the expenses that have been recognised during the period in which they incurred. In 2006, the Company’s research and development expenses were RMB 2.9 billion.

Environmental expenses refer to the normal routine effluent processing fees paid by the Company, excluding any capitalised costs for effluent processing facilities. In 2006, the Company’s environmental expenses were RMB 1.6 billion.

(6)	Analysis of financial statements prepared under the PRC Accounting Rules and Regulations

The major differences between the Company’s financial statements prepared under the PRC Accounting Rules and Regulations and IFRS are set out in Section C of the financial statements of the Company from page 161 to page 163 of this report.

The following table sets forth each of its segments’ income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.

	Years Ended 31 December
	2006	2005
Income from principal operations	RMB millions	RMB million
Exploration and Production Segment	128,938	104,285
Refining Segment	570,772	469,266
Marketing and Distribution Segment	592,871	462,464
Chemicals Segment	221,432	172,982
Others	261,468	121,265
Elimination of inter-segment sales	(730,902)	(531,147)
Consolidated income from principal operations	1,044,579	799,115
Cost of sales, sales taxes and surcharges
Exploration and Production Segment	53,052	40,118
Refining Segment	595,118	477,843
Marketing and Distribution Segment	536,381	427,308
Chemicals Segment	196,274	149,431
Others	258,977	118,152
Elimination of inter-segment cost of sales	(731,487)	(527,451)
Consolidated cost of sales, sales taxes and surcharges	908,315	685,401
Profit from principal operations
Exploration and Production Segment	76,022	59,732
Refining Segment	(23,897)	(7,838)
Marketing and Distribution Segment	56,490	35,156
Chemicals Segment	25,158	23,551
Others	2,491	3,113
Consolidated profit from principal operations	136,264	113,714
Net profit	50,664	39,558

Profit from principal operations: in 2006, the Company’s realised profit from principal operations was RMB 136.3 billion, representing an increase of RMB 22.6 billion over 2005. The increase was mainly due to the fact that the Company implemented the resource strategy, proactively expanded the market share, optimised refining and petrochemical production, and made great efforts on safety management, resource conservation and expense reduction.

Net profit: in 2006, the net profit realised by the Company was RMB 50.7 billion, representing an increase of RMB 11.1 billion, or 28.1%, over 2005.

Financial data prepared under the PRC Accounting Rules and Regulations:Unit: RMB millions

			Unit: RMB millions

	At 31 December
	2006	2005	Changes
Total assets	594,550	520,572	73,978
Long-term liabilities	109,860	107,774	2,086
Shareholders’ funds	254,875	215,623	39,252

Analysis of changes:

Total assets: By the end of 2006, the total assets increased by RMB 74.0 billion over 2005 to RMB 594.6 billion. The increase was primarily due to a number of factors, of which, the fixed assets increased by RMB 57.4 billion with the Company’s implementation of the investment plan; long-term equity investment increased by RMB 13.3 billion mainly as a result of the acquisition of minority interests in subsidiaries.

Long-term liabilities: By the end of 2006, the Company’s long-term liabilities were RMB 109.9 billion, representing an increase of RMB 2.1 billion over 2005, which was primarily due to the increase in long-term borrowings for funding the investment plan.

Shareholders’ funds: At the end of 2006, shareholders’ funds of the Company was RMB 254.9 billion, representing an increase of RMB 39.3 billion over 2005. The increase was primarily due to: first, the realised net profit in 2006 of RMB 50.7 billion; second, in 2006, the distribution of the final dividend of 2005 and the interim dividend for 2006 totalling RMB 11.3 billion.

(7)	Significant differences between the financial statements prepared under IFRS and US GAAP

The major differences between the Company’s financial statements prepared under IFRS and US GAAP are set out in Section E of the financial statements of the Company from page 168 to page 170 of this report.

SIGNIFICANT EVENTS

1	ELECTION OF MEMBERS OF THE THIRD SESSION OF THE BOARD OF DIRECTORS AND THE THIRD SESSION OF THE SUPERVISORY BOARD AND APPOINTMENT OF SENIOR MANAGEMENT

The Second Session of the Board of Directors and the Second Session of the Supervisory Board of Sinopec Corp. expired in the first half of 2006. On May 24, 2006, Sinopec Corp. held the Annual General Meeting of Shareholders for 2005, at which the members of the Third Session of the Board of Directors and the Third Session of the Supervisory Board were elected. On May 24, 2006, Sinopec Corp. held the first meeting of the Third Board of Directors and appointed new senior management. Please refer to DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES in this annual report for a list of the members of the Third Session of the Board of Directors and the Third Session of the Supervisory Board as well as the newly appointed senior management.

2	A-SHARE REFORM ON NON-TRADABLE SHARES

The A-Share Reform plan of Sinopec Corp. was approved at the shareholder’s meeting for the A shares market held on September 25, 2006. According to such plan, holders of tradable A shares of Sinopec Corp. will obtain 2.8 shares of Sinopec Corp. paid by former holders of non-tradable shares of Sinopec Corp. for every 10 tradable A shares of Sinopec Corp. held by them; all former holders of the non-tradable shares of Sinopec Corp. have made the commitments that they will comply with the statutory provisions on selling restriction for the sale of their shares. All former holders of non-tradable shares of Sinopec Corp. have already paid up a total of 784,000,000 consideration shares for the A-Share Reform to all holders of tradable A shares. Such shares were listed for trading on October 10, 2006, which was the first trading day after implementation of the reform plan, and the former non-tradable shares held by shareholders of Sinopec Corp. were granted to be listed for trading on the same day.

Commitments made by former holders of non-tradable shares in the process of A-Share Reform on non-tradable shares and the performance of commitments.

Not applicable

Note:	Commitments in this sub-section means those commitments other than statutory commitments made during A-Share Reform.

Changes in number of tradable shares without selling restrictions held by shareholders holding more than 5% of total shares in issue by the end of the reporting period, who were former holders of non-tradable shares.

Not applicable

3	PERFORMANCE OF THE COMMITMENTS BY SINOPEC GROUP COMPANY
By the end of the reporting period, the major commitments made by Sinopec Group Company included:

i	Complying with agreements regarding connected transactions;

ii	Solving the issues concerning the legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii	Implementing the Reorganisation Agreement (as defined in the Prospectus for the Issuance of H Shares);

iv	Granting licenses for intellectual property rights;

v	Refraining from involvement in competition within the industry; and

vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments are set out in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on June 22, 2001.

During this reporting period, Sinopec Corp. was not aware of any breach of the above important commitments by Sinopec Group Company.

4	PROPOSAL FOR PROFIT DISTRIBUTION FOR 2006

In accordance with the provisions of Sinopec Corp.’s Articles of Association, the distribution of profit for a fiscal year shall be conducted on the basis of distributable profit determined in accordance with the PRC Accounting Rules and Regulations or IFRS, whichever is lower. Thus, on the basis of the distributable profit of Sinopec Corp. for 2006 audited under IFRS, which was RMB 78,493 million, after deducting the statutory surplus reserve RMB 5,066 million, the proposed discretionary surplus reserve RMB 20 billion, and deducting the final dividend for year 2005 and the interim dividend for 2006 distributed in 2006 totaled RMB 11,271 million, the amount of distributable profit to shareholders of Sinopec Corp. as at 31 December 2006 was RMB 42,156 million. On the basis of the total number of 86,702,439,000 shares at the end of 2006, the Board proposed a final dividend of RMB 0.11 per share (including tax) in cash for year 2006 (totaled RMB 9,537 million), adding the distributed interim cash dividend of RMB 0.04 per share (totaled RMB 3,468 million), the total cash dividend for 2006 shall be RMB 0.15 per share (RMB 13,005 million in total). The proposal for profit distribution will be subject to review and approval at the Annual General Meeting of Shareholders for year 2006.

5	ISSUANCE OF CORPORATE BONDS AND INTEREST PAYMENT

On February 24, 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On September 28, 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on February 24, 2004 and September 28, 2004, respectively. The balance of the outstanding principal under the corporate bond issuance was RMB 3.5 billion as of December 31, 2006. By February 26, 2007, Sinopec Corp. had paid the full amount of coupon interest for the third interest payment year.

6	ISSUANCE OF SHORT-TERM COMMERCIAL PAPER

On September 19, 2005, Sinopec Corp. convened the First Extraordinary General Meeting of Shareholders for 2005, at which a resolution was passed for issuance of short-term commercial paper. For details please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on September 20, 2005. The first tranche of the six-month commercial paper with interest rate 2.67% was issued on May 16, 2006 raising a total of RMB 10 billion and the second tranche of the six-month commercial paper with interest rate 3.20% was issued on November 13, 2006, raising a total of RMB 10 billion, The short-term commercial paper was issued to institutional investors in PRC inter-bank bond market (excluding investors prohibited by relevant PRC laws and regulations).

7	ISSURANCE OF DOMESTIC CORPORATE BONDS

On the First Extraordinary General Meeting of Shareholders of Sinopec Corp. for 2007, approval was given to the issuance of domestic corporate bonds which amounted up to RMB 10 billion to qualified domestic institutional investors and/or citizens holding legally effective identification certificate of PRC (excluding buyers prohibited by relevant PRC laws and regulations). Proceeds from the issuance of the bonds will be used to fund the one million tonne per annum (tpa) ethylene project and supporting facilities of Sinopec Tianjin, one million tpa ethylene project of Sinopec Zhenhai, 0.8 million tpa ethylene expansion project of Sinopec Guangzhou, and 0.6 million tpa PX and aromatics project of Sinopec Jinling.

For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on December 7, 2006.

8	ISSURANCE OF CONVERTIBLE CORPORATE BONDS OVERSEAS

On the First Extraordinary General Meeting of Shareholders of Sinopec Corp. for 2007, approval was given to the issuance of corporate bonds convertible to listed overseas shares of Sinopec Corp. which amounted up to USD 1.5 billion (or approximately HKD 11.7 billion) and a mandate was granted to the Board of Sinopec Corp. to allot, issue and handle new domestic shares listed in China and new overseas shares listed abroad (up to twenty percent of domestic shares and overseas shares of Sinopec Corp. respectively). The fund raised from the issuance of convertible bonds is proposed to repay the foreign currency debt borrowed from domestic banks as “bridging loan” for the privatisation of the former Sinopec Beijing Yanhua Petrochemical Co., Ltd. and the former Sinopec Zhenhai Refining and Chemicals Co., Ltd., which were listed on the Hong Kong Stock Exchange before the privatisation by Sinopec Corp.

For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on December 7, 2006.

9	MAJOR PROJECTS

(1)	Sichuan-to-East China Gas Project

The project “Sichuan-to-East China Gas Project” consists of two parts, namely, the development of Puguang Gas field and natural gas pipeline from Sichuan to East China. As appraised by the Mineral Resource Reserve Appraisal Center of the Ministry of Land and Resources, by the end of 2006, Puguang Gas Field’s proven recoverable reserves were 356 billion cubic meters. Accocrding to the market and resource conditions, the company plans to transport natural gas to markets in East China supplying gas to Sichuan, Changqing, Hubei, Jiang Xi, Anhui, Jiangsu, Zhejiang and Shanghai along the route to East China.

The total length of the natural gas pipeline from Sichuan to East China is 1,702 kilometers with designed capacity of 12 billion cubic meters per year.

The estimated total investment for the Sichuan-to-East China Gas Project is RMB 63.2 billion, and the whole project is expected to be completed in 2010.

(2)	Qingdao refinery project

On July 22, 2004, the National Development and Reform Commission (“NDRC”) approved the Feasibility Study Report on Qingdao Refinery Project. The refinery project with 10 million tpa of refining capacity was commenced in June 2005, and it is currently progressing smoothly and planned to be put into production in 2008.

(3)	Hainan refinery project

On October 11, 2006, Sinopec Corp. and the overseas wholly-owned subsidiary of Sinopec Group Company — Century Bright International Investment Co, Ltd. (Century Bright International) signed a Joint Venture Contract, under which, Sinopec Corp. and Century Bright International agreed to increase the registered capital of Hainan Refinery & Chemicals Co., Ltd. by way of capital injection (Sinopec Corp. injected RMB 2,989.5 million of capital and Century Bright International injected RMB 996.5 million of foreign currency equivalents as capital). After completion of the capital injection, Sinopec Corp. and Century Bright International hold 75% and 25% of equity interests in Hainan Refinery & Chemicals Co., Ltd.,  respectively. The Hainan refinery project with 8 million tpa of capacity was put into commercial operation at the end of 2006. For further detail, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on October 12, 2006.

(4)	Tianjin one million tpa ethylene project

Tianjin ethylene project with investment of about RMB 26 billion mainly consists of the one million tpa ethylene project and 12.5 million tpa refinery reconstruction & expansion and thermal power supporting facilities. This project was commenced in June 2006, and it is currently progressing smoothly and planned to be completed and put into production at the end of 2009.

(5)	Zhenhai one million tpa ethylene project

Zhenhai ethylene project with investment of about RMB 21.9 billion mainly consists of the one million tpa ethylene project and downstream supporting facilities and auxiliary utilities. This project commenced in November 2006, and it is currently progressing smoothly and planned to be completed and put into production in the first half of 2010.

(6)	Fujian refinery & ethylene project and refined oil products marketing project

On February 25, 2007, Sinopec Corp., Fujian Province, Exxon Mobil and Saudi Aramco entered into a joint venture contract for the Fujian refinery & ethylene project. At the same time, Sinopec Corp., Exxon Mobil and Saudi Aramco also entered into a joint venture contract for the Fujian refined oil products marketing project.

According to the Fujian refinery & ethylene joint venture plan, the capacity of the existing oil refinery in Quanzhou of Fujian will be expanded from 4 million tpa to 12 million tpa and in the meantime, new chemical installations will be constructed, including 800 thousand tpa ethylene cracking units, 800 thousand tpa polyethylene units, 400 thousand tpa polypropylene units and 700 thousand tpa PX and aromatics units. In addition, the project also includes the construction of crude oil wharves with handling capacity of 300 thousand tonnes and its auxiliary utilities. The project will be constructed with 50%, 25% and 25% of equity investments by Fujian Refinery & Chemicals Co., Ltd. (a company incorporated with 50% and 50% equity investments by Sinopec Corp. and Fujian Province), Exxon Mobil and Saudi Aramco respectively, and it is planned to be completed and put into production at the beginning of 2009. With 55%, 22.5% and 22.5% investments by Sinopec Corp., Exxon Mobil and Saudi Aramco, respectively, the Fujian refined oil product marketing joint venture is planned to manage and operate approximately 750 service stations and a number of oil depots.

On 15 March and 19 march 2007, the Ministry of Commerce approved the above joint venture contracts, and approved the establishment of Fujian Refining and Petrochemical Company Ltd. and Sinopec SenMei (Fujian) Petroleum Company Ltd..

10	THE TRANSFER OF STATE-OWNED SHARES FROM CHINA ORIENT ASSET MANAGEMENT CORPORATION, CHINA CINDA ASSET MANAGEMENT CORPORATION AND CHINA DEVELOPMENT BANK TO SINOPEC GROUP COMPANY UNDER AGREEMENTS

Sinopec Corp.’s former shareholders China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank entered into equity transfer agreements with Sinopec Group Company on April 29, 2006, June 6, 2006 and August 17, 2006, respectively, transferring 1,296,410,000 state-owned shares (approximately 1.5% of total shares of Sinopec Corp.), 2,848,890,000 state-owned shares (approximately 3.3% of total shares of Sinopec Corp.) and 632,570,000 state-owned shares (approximately 0.7% of total shares of Sinopec Corp.) of Sinopec Corp. held by them to Sinopec Group Company, respectively. Under the agreements Sinopec Group Company shall make payments in cash for the transfer to China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank respectively. The share transfer agreements between the above companies/bank and Sinopec Group Company have all been approved by the State-Owned Asset Supervision and Administration Commission under the State Council and the Ministry of Finance, and the formalities for transfer of the shares under these agreements were completed on September 27, 2006.

11	RECEIPT OF ONE-OFF SUBSIDY FROM THE CENTRAL GOVERNMENT DURING THE REPORTING PERIOD

During the reporting period, international crude oil prices went up continuously and remained at a high level for a long time, while domestic prices of oil products were tightly controlled and deviated from crude oil prices. Therefore, the central government provided the Company with a one-off subsidy of RMB 5 billion, which has been added into profit before taxation of the Company for 2006.

12	SPECIAL OIL INCOME LEVY

From March 26, 2006, the State started to impose special oil income levy on a pro rata basis on excess income from sales of domestic crude oil by oil production enterprises with selling prices over certain level. The special oil income levy will be calculated monthly at rates for 5 levels of accumulated excess on ad valorem basis and will be paid quarterly; the imposition rates shall be determined according to the monthly weighted mean of crude oil price sold by oil production enterprises; the price of crude oil is calculated by USD per barrel with the threshold price USD 40 per barrel. For further detail, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on April 4, 2006.

13	ACQUISITION OF OIL PRODUCTION ASSETS OF SHENGLI PETROLEUM ADMINISTRATION BUREAU FROM SINOPEC GROUP COMPANY

At the sixth meeting of the Third Session of the Board of Directors convened by Sinopec Corp. on December 6, 2006, the Proposal on Acquisition of Oil Production Assets of Shengli Petroleum Administration Bureau from Sinopec Group Company was reviewed and approved. Under this proposal, the Company acquired the oil production assets owned by Shengli Petroleum Administration Bureau of Sinopec Group Company from Sinopec Group Company (including 64.73% equity in Shengli Oil Field Dongsheng Jinggong Petroleum Development Co., Ltd., 100% equity in Petroleum Development Center of Shengli Petroleum Administration Bureau, 52% equity in Shengli Oil Field Zhongsheng Petroleum Development Co., Ltd, and oil wells and relevant oil production assets of the former Shengda Group Oil & Gas Company owned by Shengli Petroleum Administration Bureau of Sinopec Group Company located at Shengli Oil Field of Shandong Province, China). Consideration for the acquired assets was determined at RMB 3.5 billion through negotiation by both parties of the deal based on the evaluation result.

14	TENDER OFFER BY SINOPEC CORP. TO FOUR A SHARES SUBSIDIARIES

On February 25, 2006, the 24th meeting of the Second Session of the Board of Directors of Sinopec Corp. respectively approved Sinopec Corp.’s tender offers to acquire all the tradable shares of Sinopec Qilu Petrochemical Co., Ltd. (Qilu Petrochemical) at a price of RMB 10.18 per share, all the tradable shares of Sinopec Yangzi Petrochemical Co., Ltd. (Yangzi Petrochemical) at a price of RMB 13.95 per share, all the tradable shares of Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. (Zhongyuan Oil & Gas) at a price of RMB 12.12 per share, all the tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. (Petroleum Dynamic) at a price of RMB 10.30 per share and all the non-tradable shares of Petroleum Dynamic held by investors other than Sinopec Corp. at a price of RMB 5.60 per share. Qilu Petrochemical has terminated listing and trading from April 24, 2006, and Yangzi Petrochemical, Zhongyuan Oil & Gas and Petroleum Dynamic have terminated listing and trading from April 21, 2006. For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on February 16 and March 6, 2006 (Petroleum Dynamic’s announcement was only published in China Securities Journal and Securities Times).

At the extraordinary general meeting of shareholders convened by Qilu Petrochemical on February 28, 2007, the proposal on merger by absorption of Qilu Petrochemical and Zibo Jisu Chemical Co., Ltd. was approved; at the extraordinary general meeting of shareholders convened by Zhongyuan Oil & Gas on the same day, the proposal on merger by absorption of Zhongyuan Oil & Gas and Henan Zhongpu Oil & Gas Technology Co., Ltd. was approved; at the extraordinary general meeting of shareholders convened by Yangzi Petrochemical on the same day, the proposal on merger by absorption of Yangzi Petrochemical and Sinopec Yangzi Petrochemical Co., Ltd. was approved; at the extraordinary general meeting of shareholders convened by Petroleum Dynamic on the same day, the proposal on merger by absorption of Petroleum Dynamic and Shengli Oil Field Haosheng Petrochemical Co., Ltd. was approved. For further detail, please refer to the relevant announcements published in Shanghai Securities News, China Securities Journal and Securities Times respectively on March 1, 2007. The above-mentioned four companies paid considerations for the mergers to the holders of remaining shares on March 19, 2007. For details, please refer to relevant announcements published in Shanghai Securities News, China Securities Journal and Securities Times respectively on March 12, 2007.

15	MERGER BY ABSORPTION OF ZHENHAI REFINERY & CHEMICALS

On November 12, 2005, the Agreement of Merger by Absorption was entered into between Sinopec Zhenhai Refinery & Chemicals Co., Ltd. (Zhenhai Refinery & Chemicals) and Ningbo Yonglian Petrochemical Co., Ltd. (“Ningbo Yonglian”). For further details, please refer to the relevant announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on November 14, 2005. The proposed merger was approved on January 12, 2006 at the general meeting of shareholders and the general meeting of independent shareholders of Zhenhai Refinery & Chemicals and approved by the shareholders of Ningbo Yonglian, as well as by domestic and overseas securities regulatory authorities. Zhenhai Refinery & Chemicals was delisted on March 24, 2006.

16	REORGANIZATION OF SINOPEC SHIJIAZHUANG REFINING & CHEMICAL, SHARE TRANSFER OF WUHAN PETROLEUM, AND A-SHARE REFORM OF TAISHAN PETROLEUM

On January 23, 2007, Sinopec Corp. entered into the Asset Acquisition Agreement and Share Repurchase Agreement with Sinopec Corp.’s controlled subsidiary—Shijiazhuang Refining and Chemical Co., Ltd. (Shijiazhuang & Refining Chemical). According to the Asset Acquisition Agreement, the assets acquisition and shares repurchase are subject to the approval by the state-owned asset administration authority and China Securities Regulatory Commission (“CSRC”). After completion of the acquisition, Sinopec Corp. will succeed existing business of Shijiazhuang Refining & Chemical. After completion of the share repurchase, Shijiazhuang Refining & Chemical will immediately deregister shares repurchased and, as a result, Sinopec Corp. will no longer be a shareholder of Shijiazhuang Refining & Chemical.

On December 27, 2006, Sinopec Corp. entered into the Share Transfer Agreement with Shengshida Investment Co., Ltd. proposing to transfer 67,912,000 state-owned corporate shares of Sinopec Wuhan Petroleum Group Co., Ltd. (Wuhan Petroleum) held by Sinopec Corp. (accounting for 46.248% of the total shares of Wuhan Petroleum) to Shengshida Investment Co., Ltd. This share transfer is subject to the approval by the state-owned asset administration authority and CSRC.

On March 5, 2007, Sinopec Taishan Petroleum Co., Ltd. (Taishan Petroleum) convened a shareholders’ meeting for A-Share Reform, at which the A-Share Reform plan for Taishan Petroleum was passed. For further details, please refer to relevant announcements published in the Securities Times on March 7, 2007.

17	MATERIAL LITIGATION AND ARBITRATION EVENTS
The Company was not involved in any material litigation or arbitration during the reporting period.

18	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF

Guarantees provided by the Company (excluding the guarantees provided for controlling subsidiaries)

	Date of
	Occurrence					Whether
	(Date of	Guaranteed			Whether	for a
	Execution of	amount	Type of		completed	connected1
Obligors	the Agreement)	(RMB millions)	guarantee	Term	or not	party

Shanghai Secco Petrochemical Co, Ltd.	9 February 2002	2,764	Joint and several liability	9 February 2002 -20 December 2021	No	Yes

Shanghai Secco Petrochemical Co, Ltd.	9 February 2002	4,062	Joint and several liability	9 February 2002 -20 December 2013	No	Yes
BASF-YPC Co., Ltd.	7 March 2003	4,594	Joint and several liability	7 March 2003 -31 December 2008	No	Yes
Yueyang Sinopec Shell Coal Gasification Co. Ltd.	10 December 2003	377	Joint and several liability	10 December 2003 -10 December 2017	No	Yes
Fujian Zhangzhao Expressway Service Company Limited	21 January 2003	10	Joint and several liability	21 January 2003 -31 October 2007	No	Yes
Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006	20	Joint and several liability	22 September 2006 -22 September 2011	No	Yes
Shanghai Gaoqiao-SK Solvent Co., Ltd.	24 November 2006	35	Joint and several liability	24 November 2006 -24 November 2011	No	Yes
Balance of Guarantee by Yangzi
Petrochemical for its associates and joint ventures		45			No	Yes
Balance of Guarantee by Shanghai
Petrochemical for its associates and joint ventures		28			No	Yes
Total amount of guarantees provided during the reporting period2					RMB 100 million
Total amount of guarantees outstanding at the end of the reporting period2					RMB 11,935 million

Guarantees by the Company to subsidiaries
Total amount of guarantee provided to subsidiaries during the reporting period					RMB 170 million
Total amount of guarantee for subsidiaries outstanding at the end of the reporting period					RMB 2,674 million

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees3					RMB 14,609 million
Total amount of guarantees as a percentage of Sinopec Corp.’s net assets					5.7%

Guarantees provided for shareholders, effective controllers and connected parties					None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%					RMB 177 million
The amount of guarantees in excess of 50% of the net assets					None
Total amount of the above three guarantee items4					RMB 177 million

Note 1:	As defined in the stock listing rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by the Company’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for subsidiaries)” and “total amount of guarantees for subsidiaries outstanding at the end of the reporting period”.

Note 4:
Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”. If the above three conditions are borne in one guarantee item, they will be calculated only once in the total amount.

Material Guarantees under Performance
At the Fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., Sinopec Corp. was approved to provide conditional guarantee in both domestic and foreign currencies for the Shanghai Secco project loan, and the amount of guarantee was equivalent to RMB 6.992 billion. For further details, please refer to Sinopec Corp.’s results announcement for year 2001 published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

On March 7, 2003, Sinopec Corp. entered into guarantee agreements with domestic and foreign banks for the completion of the BASF-YPC project, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by these banks to BASF-YPC Co., Ltd. for completion of the project.

At the Twenty-second meeting of the First  Session of the Board of Directors of Sinopec Corp., approval was given to the proposal regarding Sinopec Corp.’s provision of an equity pledge for the BASF-YPC project loan on the condition that BASF should provide an equity pledge on the same terms.

At the Twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., approval was also given to the proposal regarding Sinopec Corp.’s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

At the Thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., Sinopec Corp.’s, approval was given to the provision of a credit line guarantee equivalent to RMB 2.343 billion to China International United Petroleum & Chemical Co., Ltd.

Specific statement and independent opinions presented by independent directors regarding external guarantees provided by Sinopec Corp. accumulated up to and during 2006

We, as independent directors of Sinopec Corp., hereby make the following statement after conducting a thorough checking of external guarantees provided by Sinopec Corp. accumulated up to and during 2006 in accordance with requirements of the Shanghai Stock Exchange:

The accumulated balance of external guarantees provided by Sinopec Corp. for 2006 was about RMB 14.609 billion, accounting for approximately 5.7% of the Company’s net assets, representing a year-on-year decrease of 1%. Guarantees provided by Sinopec Corp. (including those provided by the Company’s controlling subsidiaries) for 2006 were equivalent to RMB 270 million which consisted mainly of the guarantee equivalent to RMB 170 million provided by Sinopec Corp. to Sinopec Qingdao Refinery & Chemicals Co., Ltd., of which Sinopec Corp. holds 85% shares, and the guarantee equivalent to RMB 55 million provided by Sinopec Corp. to Shanghai Gaoqiao-SK Solvent Co., Ltd., of which Sinopec Corp. holds 50% shares. External guarantees provided before 2006 have been disclosed in detail in the annual report for 2005.

We hereby present the following opinions:

Sinopec Corp. has performed examination & approval procedures for external guarantees accumulated up to and during 2006 in accordance with relevant provisions of laws, regulations and the Articles of Association, disclosing relevant information truly and completely. Sinopec Corp. will continue to perform approval and disclosure procedures for new external guarantees occurred thereafter in strict accordance with relevant provisions for guarantees.

19	GENERAL MEETING OF SHAREHOLDERS

During the reporting period, Sinopec Corp. held two shareholders’ general meetings in strict compliance with the procedures of notification and convening of shareholders’ meetings as stipulated in relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. For further details, please refer to the section “Summary of Shareholders’ Meetings” of this report.

20	TRUSTEESHIP, SUB-CONTRACT AND LEASE

During this reporting period, Sinopec Corp. did not have any omission in disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets to or under any other company’s trusteeship, contracting or lease that is subject to disclosure.

21	OTHER MATERIAL CONTRACTS
During this reporting period, Sinopec Corp. did not have any omission in disclosure of any other material contracts that are subject to disclosure.

22	ENTRUSTED MONEY MANAGEMENT
During this reporting period, Sinopec Corp. did not entrust or continue to entrust any outside party to carry out cash assets management on its behalf.

23	ASSET SECURED
Details regarding the Company’s secured assets as at 31 December 2006 are disclosed in Note 30 to the financial statements prepared under IFRS in this Annual Report.

24	INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL
As of December 31, 2006, none of Sinopec Corp.’s directors, supervisors and other members of the senior management held any share of Sinopec Corp.

During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests and short positions (including those that are deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to notify Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

25	REPURCHASE, SALES AND REDEMPTION OF SHARES
During the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any securities of Sinopec Corp.

26	OTHER SIGNIFICANT EVENTS

During the reporting period, neither Sinopec Corp. nor the Board of Directors of Sinopec Corp. and the directors thereof were subject to any investigation by the CSRC, nor was there any administrative penalty or circular of criticism released by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY

In order to ensure the smooth continuation of normal production and of business transacted between the Company and Sinopec Group Company, the parties entered into a number of agreements on connected transactions. Particulars of the connected transactions are set out below:

(1)	Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

(2)	Sinopec Group Company provides trademarks, patents and computer software to the Company for use free of charge.

(3)	Sinopec Group Company provides cultural and educational, hygienic and community services to the Company.

(4)	Sinopec Group Company provides leasing of land and certain properties to the Company.

(5)	Sinopec Group Company provides consolidated insurance to the Company.

(6)	Sinopec Group Company provides shareholders’ loan to the Company.

(7)	The Company provides service stations franchisee licenses to Sinopec Group Company.

2	WAIVER OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE

Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions are subject to full disclosure, reporting and, depending on their nature and the value of the transaction, with prior approvals from independent directors and the Hong Kong Stock Exchange. At the time of its listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange of the requirement to fully comply with the disclosure requirements of the Listing Rules in respect of the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

At the end of 2006, the above waiver conditionally granted by the Hong Kong Stock Exchange for disclosure requirements of the ongoing connected transactions, which had a term of three years (from 2004 to 2006), expired. Sinopec Corp. and Sinopec Group Company entered into a Supplementary Agreement of Connected Transaction on March 31, 2006, which is applicable to the continuing connected transactions conducted by the Company from January 1, 2007. The proposal of a three-year continuing connected transaction from 2007 to 2009 was approved at the Annual General Meeting of Shareholders for 2005 held on May 24, 2006. For details of the continuing connected transactions, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3rd April 2006.

3	THE PROVISIONS ON WAIVER OF DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE

In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with the agreements and arrangements between the Company and Sinopec Group Company were fully disclosed. Sinopec Corp. and Sinopec Group Company entered into Supplementary Agreement of Connected Transaction on March 31, 2006, whereby the terms of various connected transaction were supplemented. For details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on April 3, 2006. The accumulated amounts of the connected transactions for the year 2006 of Sinopec Corp. are in compliance with the relevent requirements of the Listing Rules of the Shanghai Stock Exchange.

4	CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR

Audited by the auditors of Sinopec Corp., the aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 228.837 billion, of which, incoming trade amounted to RMB 99.504 billion, and outgoing trade amounted to RMB 129.333 billion (including, RMB129.221 billion of sales of products and services, RMB 52 million of interest earned, RMB 60 million of income from agency fee). All of these transactions satisfied the conditions of waiver granted by the Hong Kong Stock Exchange. In 2006, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to the Company were RMB 87.835 billion, representing 8.85% of the Company’s operating expenses for year 2006, a decrease of 0.69 percentage points compared with those in 2005, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company were RMB 1.710 billion, representing 0.17% of the operating expenses, with a slight decrease compared with 0.23% in the preceding year, which were within the cap of 2% for waiver. In 2006, the product sales from the Company to Sinopec Group Company amounted to RMB 76.758 billion, representing 7.16 % of the Company’s operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by the Company as of December 31, 2006 was approximately RMB 3.241 billion. With regard to the premium payable under SPI Fund Document, the amount of fund paid by the Company in 2006 shall not be less than the amount specified in the SPI Fund Document.

Please nefer to Note 36 to the financial statements prepared under the IFRS in this annual report for details of the connected tansactions actually occured during the year.

The above mentioned connected transactions in 2006 have been approved at the ninth meeting of the Third Session of the Board of Directors of Sinopec Corp..

The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

(1)	The transactions have been approved by the Board of Directors;

(2)	The transactions have been entered into for considerations consistent with the pricing policies as stated in the relevant agreements;

(3)	The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

(4)	The relevant actual amounts have not exceeded the relevant caps.

After reviewing the above transactions, the independent directors of Sinopec Corp. have confirmed that:

(1)	The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

(2)	The transactions have been entered into based on one of the following terms:

(a)	on normal commercial terms;

(b)	on terms not less favorable than those available from/to independent third parties; or

(c)	on terms that are fair and reasonable to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item (a) or (b) is satisfied; and

(3)	The total value of each category of transactions does not exceed its respective cap.

5	ACQUISITION OF OIL PRODUCTION ASSETS OF SHENGLI PETROLEUM ADMINISTRATION BUREAU FROM SINOPEC GROUP COMPANY
For details, refer to Section SIGNIFICANT EVENTS in this annual report.

6	THE PRINCIPAL OPERATIONS CATEGORISED BY BUSINESS SEGMENTS AND THE STATUS OF THE CONNECTED TRANSACTIONS
The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.

				Increase/
				decrease
				of income	Increase/
				from principal	decrease of	Increase/
				operations	cost of principal	decrease
				compared	operation	of gross profit
	Income from	Cost of	Gross	with the	compared with	margin
	Principal	principal	profit	preceding	the preceding	the preceding
	operations	operations	margin	year	year	year
Categorised by business segments	(RMB millions)	(RMB millions)	(%)	(%)	(%)	(%)
Exploration and production	128,938	42,268	58.96	23.64	9.89	1.68
Refining	570,772	579,183	(4.19)	21.63	24.91	(2.52)
Chemicals	221,432	195,668	11.36	28.01	31.58	(2.25)
Marketing and distribution	592,871	535,463	9.53	28.20	25.48	1.93
Corporate and others	261,468	258,934	0.95	115.62	119.22	(1.62)
Elimination of inter-segment sales	(730,902)	(731,487)	N/A	N/A	N/A	N/A
Total	1,044,579	880,029	13.04	30.72	31.69	(1.19)
Of which: connected transactions	112,621	103,772	6.97	40.61	39.05	1.07
Connected transactions	please refer to Item 4 “Connected Transactions”
Principle of pricing for	(1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available;
connected transactions
(2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

7	FUNDS PROVIDED BETWEEN CONNECTED PARTIES

			Unit: RMB millions

	Funds provided to		Funds provided to the Company
	connected party		by connected party
Connected Parties	Occurrence	Balance	Occurrence	Balance
Sinopec Group Company	(928)	1,560	5,154	10,572
Other Connected Parties	(211)	306	321	321
Total	(1,139)	1,866	5,475	10,893

Use of fund and repayment plan as of the end of the reporting period

Not applicable

CORPORATE GOVERNANCE

1	IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD

During the reporting period, Sinopec Corp. continued to standardise its operation and improve its corporate governance in accordance with the requirements of domestic and foreign regulations. The members of the Third Session of the Board of Directors and the Third Session of the Supervisory Board were elected, and members of senior management were appointed. The directors, supervisors and senior management of Sinopec Corp. have systematically studied domestic and overseas securities rules. The documents for corporate governance such as Rules of the Strategy and Development Committee and Rules of the Remuneration and Performance Evaluation Committee were revised and improved. The internal control system was fully implemented. The A-Share Reform of the Company was accomplished. Great improvements on information disclosure and investor relations were achieved. In 2006, Sinopec Corp. continued to be well regarded in the capital market and was awarded “Best Investor Relations for State-owned Enterprises” and “Best Corporate Governance” by IR magazine.

2	THE ESTABLISHMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

The Sarbanes-Oxley Act was promulgated in July 2002 by the US Congress, placing rules on the internal control and disclosure of US listed companies. The PRC, Ministry of Finance, China Securities Regulatory Commission, Shanghai Stock Exchange and Hong Kong Stock Exchange also have established rules and regulations to reinforce the internal control of listed companies. Sinopec Corp., which is listed on domestic and overseas stock exchanges, set up an internal control steering committee in 2003 led by the chairman, CEO and chief financial officer to further improve its internal control system. The headquarters of Sinopec Corp. established a special internal control office to organise and coordinate the works relating to the implementation and improvement of the internal control system. Each of the branches or subsidiaries of Sinopec Corp. also set up relevant internal control office to carry out the daily management over its internal control.

Sinopec Corp. formulated an Internal Control Handbook according to the relevant laws and regulations, the actual circumstances of the operation and management of the Company as well as the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. The internal control system implements control over the work flow based on the characteristics of the business line, and regulates on the important processes, procedures, and control points. The Internal Control Handbook currently covers 15 major categories, including investment, procurement, sales and consolidated statements, and 53 business work flows. The branches and subsidiaries of Sinopec Corp. also formulated their corresponding “Detailed Implementing Rules”.

After improvement, trainings, testing and trial run for more than one year, the Internal Control Handbook was approved at the 12th meeting of the Second Session of the Board of Directors on October 31, 2004, and was put into effect since January 1 2005 and will be updated every year. The Company strictly implemented the Internal Control Handbook and created measures and standards for evaluation of its internal control. Sinopec Corp.’s branches and subsidiaries carried out self-evaluation every half year and work-flow examination every quarter. In 2006, the management of Sinopec Corp. carried out self-evaluation on the implementation of internal control by the headquarter and 87 branches and subsidiaries and ratified the problems discovered in the relevant branches or subsidiaries in a timely manner. The Internal Control Handbook (2007 Edition) was approved at the seventh meeting of the Third Session of the Board of Directors on December 27, 2006.

According to the domestic and overseas regulatory requirements, the management of Sinopec Corp. performed self-evaluation on the effectiveness of its internal control system during this reporting period, and concluded that the internal control of Sinopec Corp. was effective during this reporting period.

In 2007, Sinopec Corp. will continue to implement the Internal Control Handbook (2007 Edition) approved by the Board of Directors and further improve its internal control system according to the actual situation and the regulatory requirements.

3	INDEPENDENT DIRECTORS’ PERFORMANCE OF THEIR DUTIES AND CONFIRMATION OF INDEPENDENCE

During the reporting period, the independent directors were very committed to carrying out the system of independent directors and fulfilling their duties and fiduciary obligations as specified in the relevant laws, regulations and the Articles of Association of Sinopec Corp.. They reviewed the documents submitted by Sinopec Corp., attended meetings of both the Board of Directors and the professional committees, (Please refer to the Section “Report of the Board of Directors” in this annual report for detailed information on attendance of the meetings.) gave independent opinions on connected transactions, guarantees and appointment and dismissal of senior management officers and put forth many constructive comments and suggestions relating to the Sinopec Corp.’s corporate governance, reform and development, production and operation etc. They fully discharged their duties of independent directors objectively and independently protecting the interests of individual shareholders, in particular, the interests of the minority shareholders.

As required by the Hong Kong Stock Exchange, Sinopec Corp. makes the following confirmations concerning its independent directors: Sinopec Corp. has received annual confirmations from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. Sinopec Corp. considers all independent non-executive directors independent.

4	SEPARATION BETWEEN SINOPEC CORP. AND ITS CONTROLLING SHAREHOLDER

Sinopec Corp. is independent from its controlling shareholder, Sinopec Group Company, in respect of business, personnel, asset, organisational structure and finance and has its own independent and comprehensive business operations and management capability.

5	SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation and incentive schemes for the directors, supervisors and other senior management officers. Sinopec Corp. implements various incentive schemes like “Measures for Implementation of Senior Management Remuneration Packages”.

Remuneration for Sinopec Corp. directors, supervisors and other senior management officers consists of base salary and performance bonus, including contributions by Sinopec Corp. to pension plans for its directors, supervisors and other senior management officers.

6	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the website of Sinopec Corp. at http://english.sinopec.com/en-ir/en-governance/index.shtml

7	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE)

(1)	Compliance with Code on Corporate Governance Practices

Since its listing, in accordance with the relevant requirements of the domestic and foreign regulatory bodies, Sinopec Corp. has set up compliant corporate governance structures and has continually improved its Articles of Association, Rules and Procedures for the General Meeting of Shareholders, Rules and Procedures for the Meeting of Board of Directors, Rules and Procedures for the Meeting of Supervisory Board and other related rules. The operations of the general meeting of shareholders, the Board of Directors (including the three professional committees: Strategies and Development Committee, Audit Committee, and Remuneration and Performance Evaluation Committee), the Supervisory Board and the senior management officers were in compliant with the relevant requiments and well co-ordinated. At the same time, the Company has continually improved its internal control system and actively enhanced information disclosure and investor relations. The level of corporate governance has continually improved.

Sinopec Corp. has fully complied with the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange during the year ended 31st December 2006. Sinopec Corp.’s compliance with the Code on Corporate Governance Practices is principally as follows:

A	Board of Directors

A.1	Board of Directors

Principle: The Company should be headed by an effective board which should assume responsibility for leadership and control of the Company.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Board meetings shall be held at least four times a year	✓
The Board convenes at least a mee ting every quarter. In 2006, Sinopec Corp. convened 10 Board meetings. For the information about attendance, please refer to the Report of the Board of Directors of this Annual Report.

All directors are given an opportunity to include matters in the agenda for regular Board meetings	✓	Pursuant to the Rules and Procedures for the Meeting of Board of Directors, each Board member may submit proposals for inclusion in the agenda for Board meetings (including regular Board meetings).
Notice of at least 14 days shall be given of any regular meeting	✓
For any regular meeting of the Board, a notice will be given 14 days in advance, while for other types of Board meetings, a notice will normally be given 10 days in advance in line with the Rules and Procedures for the Meeting of Board of Directors.

All directors should have access to the advice and services of the Board Secretary	✓
Pursuant to Sinopec Corp.’s Articles of Association, the Board Secretary shall assist the directors in addressing the routine tasks of the Board, keep the directors informed and alerted about any regulation, policy and other requirements of domestic and foreign regulators and ensure that the directors observe domestic and foreign laws and regulations as well as the Articles of Association and other related regulations when performing their duties and responsibilities.

A.2	Chairman and the Chief Executive Officer
Principle: Distinction of the Board of Directors from the Management

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
The respective roles of the Chairman and the Chief Executive Officer shall be separate, and shall be clearly established and set out in writing	✓
Mr. Chen Tonghai serves as Chairman of the Board, while Mr. Wang Tianpu serves as the President.  The Chairman is elected by a simple majority vote, while the President will be nominated by the Chairman and appointed by the Board.  The duties and responsibilities of the Chairman and the President are separate and the scope of their respective duties and responsibilities are set forth in the Articles of Association.

The Chairman shall ensure that all directors are properly briefed on issues arising at board meetings	✓
Each of the directors will normally receive meeting information and related documents 10 days before the Board meeting, as well as special briefing if necessary. In addition, the Board Secretary will prepare meeting materials such as related explanations for each proposal, so as to ensure that each of the directors clearly understands the content of each proposal.

The Chairman shall be responsible for ensuring that directors receive adequate information in a timely manner	✓
Under the Articles of Association, the President shall provide necessary information and materials to each of the directors, and each of the directors may request the President, or request, via the President, relevant departments to provide information and explanations necessary for a prompt, informed and prudent decision.

A.3	Board Composition
Principle: the Board shall have a combination of appropriate skills and experience.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Board Composition	✓
The Board is made up of 11 members, each with extensive professional and governance experiences (Please refer to the Section “Directors, Supervisors, Senior Management and Employees” in this report for detailed information.) Of the 11 members, 3 are independent non-executive directors. Over 1/2 of the Board are non-executive directors and independent non-executive directors. Sinopec Corp. has received from each independent non-executive director a letter of confirmation for 2006 regarding its qualification under relevant independence requirements set out in rule 3.13 of the Listing Rules of the Hong Kong Stock Exchange. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4	Appointment; Re-election and Removal
Principle: there should be a formal, prudent and transparent procedures for appointment of directors

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Non-executive directors should be appointed for a specific term	✓	Pursuant to the Articles of Association, terms of each session of the Board (including non-executive directors) shall be 3 years.
Each of the directors shall be subject to election and to retirement by rotation at least once every three years	✓	Pursuant to the Articles of Association, all directors shall be elected by the general meeting of shareholders, each for a term of 3 years. The Board is not authorised to fill casual vacancies.
✓

A.5	Responsibility of Directors
Principle: Each director is required to keep abreast of his responsibilities as a director

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Each newly appointed director shall be inducted on the first occasion of his appointment	✓	For each new appointment, Sinopec Corp. will arrange for professional consultants, including PRC and Hong Kong lawyers, to induct the newly appointed director
Non-executive directors shall have certain authorities	✓	Non-executive directors have certain authorities, including decision making for the Board in case of abstention of executive directors to avoid conflict of interest, and to serve on Board committees.
Every director shall ensure that he can give sufficient time and attention to the affairs of the Company and should not accept the appointment if he cannot do so	✓	Sinopec Corp. considers that each of the directors can devote enough time and efforts to the affairs of the Company.

Every director must comply with its obligations under the Model Code set out in Appendix 10; the Board of Directors shall develop written guidelines for the dealings by employees in the issuer’s securities
✓
Upon inquiry, each of the directors confirmed that he has complied with the Model Code during the reporting period. Sinopec Corp. formulated “Rules for Employee Dealing in Securities” in 2005 in accordance with the Code on Corporate Governance Practices.

A.6	Supply and Access to Information
Principle: Directors should be provided in a timely manner with appropriate information.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
The agenda and accompanying board documents shall be sent at least 3 days before the intended date of the meeting	✓
According to the Rules and Procedures for the Meeting of Board of  Directors, the meeting agenda and related documents should normally be sent out 10 days in advance. Each director is entitled to request other related information.

The management has an obligation to supply the board directors with adequate information relevant to the meeting	✓
The Board Secretary is responsible for organising and preparing materials for Board meetings, including preparation of explanations for each proposed agenda to enable clear understanding by each director. Pursuant to the “Rules and Procedures for the meeting of the Board of Directors”, the President of the Company shall provide the directors with necessary information and data. The director may request the President, or request the President to instruct the relevant departments of the Company to provide them necessary data and explanation so as to enable them to make scientific, prompt and cautious decisions.

All directors are entitled to have access to board minutes and related materials	✓	All directors may inspect Board minutes and related data at any time.

B	Remuneration and related Disclosure
Principle: The director remuneration system should be transparent.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
A remuneration committee shall be set up with written scope of authorities	✓
A Remuneration and Performance Evaluation Committee has been set up, its members including director Shi Wanpeng (Chairman), director Liu Zhongli, director Li Deshui and director Dai Houliang, its main authorities include proposing to the Board remuneration plans for directors and senior management officers. Its written scope of authorities is available for inspection from the Board Secretary.

The Remuneration Committee shall consult the Chairman and/or President about proposed remuneration for other executive directors, and shall have access to professional advice if necessary	✓	The Remuneration and Performance Evaluation Committee has always consulted the Chairman and the President regarding proposed compensations to other executive directors.
The Remuneration Committee shall be provided with sufficient resources to discharge its duties and responsibilities	✓
Committee members may obtain independent professional advice.  Costs arising from or in connection with such consultation are borne by the Company. The senior management officers and relevant departments of the Company shall adopt positive and cooperative attitude and actively cooperate with the work of the Remuneration and Performance Evaluation Committee by providing it with the relevant information.

C	Accountability and Audit

C.1	Financial Reporting
Principle: The Board should present a balanced, clear and comprehensive assessment of the Company’s performance, status and prospects.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Management should provide such explanation and information to the board as will enable the board to make informed assessment of the financial and other information put before the board for approval	✓	Sinopec Corp. has adopted an internal mechanism to ensure that the management and related Sinopec Corp. departments have provided sufficient financial data to the Board and its Audit Committee.

The directors should acknowledge their responsibility for preparing the accounts and there should be a statement by the auditors about their reporting responsibilities in the auditor’s report on the financial statements
✓
The directors are responsible for supervising the preparation of accounts for every fiscal period to ensure an authentic and fair presentation of the business status, performance and cash flows for that fiscal period. When preparing the accounts for the year ended December 31, 2006, the directors have consistently applied appropriate accounting policies, made reasonable and prudent judgment and estimates and prepared the accounts on a going-concern basis.

The board should acknowledge its responsibility for financial disclosure, reports submitted to regulators as well as other disclosure required under statutory requirements	✓
Sinopec Corp. is in compliance with the Listing Rules by publishing its annual, interim and quarterly results. Sinopec Corp. has adopted an internal mechanism for ensuring formal disclosure of price-sensitive information.

.

C.2	Internal Control
Principle: The issuer should maintain sound and effective internal controls

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
The directors shall at least annually conduct a review of the effectiveness of the system of internal control of the issuer and its affiliates	✓	Sinopec Corp. has established an internal control system to assist the Company in achieving all business targets and guarding the safety of its assets, ensuring that the Company maintains proper accounting records to provide reliable financial information for internal use and public disclosures and ensuring compliance with related rules and regulations. Please refer to “The Establishment and Implementation of the Internal Control system” section of the “Corporate Governance” in this Annual report.

C.3	Audit Committee
Principle: The arrangements regarding the board and company auditors should be formal and transparent

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.

Minutes of the committee meeting shall be kept by a duly appointed secretary of the meeting. The draft and final minutes shall be sent to all members of the committee within a reasonable period after the meeting
✓
The minutes of committee meeting are kept by a general office under the committee. The draft and final minutes are generally sent out to each of the committee members within a reasonable period after the meeting.

A former partner of the issuer’s current auditing firm shall be refrained from acting as a member of the issuer’s audit committee	✓
The Audit Committee members include director Liu Zhongli (Chairman), director Shi Wanpeng (commissioner) and director Li Deshui (commissioner). As verified, none of the members had served as a partner or former partner to the current auditing firm.

The written terms of reference of the audit committee (including the minimum requirements regarding authority and duties) shall be made available for inspection or be posted on the website	✓
During this reporting period, the Audit Committee Rules was further improved with supplementary provisions. The main authorities of the committee include: make recommendations on appointment of external auditors, review annual, interim, quarterly financial statements and the internal control system of Sinopec Corp., make recommendations on adoption of accounting policies and changes to financial reporting requirements. The written terms of reference are available for inspection at the secretariat of the board.

During the reporting period, the Audit Committee held four meetings. For details, please refer to the Report of the Board of Directors of this Annual Report.

Where the board disagrees with the audit committee’s view on selection, appointment, resignation or dismissal of external auditors, such disagreement shall be set out in the Corporate Governance Report
	✓	The Board and the Audit Committee did not have any different opinion in 2006.
The audit committee should be provided with sufficient resources to discharge its duties	✓
The committee members may seek independent professional advice, the costs of which will be borne by the Company. The senior management officers and relevant departments of the Company shall adopt positive and cooperative attitude and actively co-operate with the work of the Audit Committee by providing it with the relevant information.

D	Delegation by the Board

D.1	Management function of the Board
Principle: The scope of authorisation should be clear

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
The board should give clear directions as to the powers of management, in particular, as to circumstances where the management should obtain prior approval or authorisation from the board	✓
The Board, the management and each of the Board committees have clear terms of reference. The Articles of Association and the Rules and Procedures for the General Meeting of Shareholders and the Rules and Procedures for the Meeting of Board of Directors have clear scope regarding the duties and authorities of the Board and the management, which are posted on the website of Sinopec Corp. at http://www.sinopec.com

D.2	Board committees
Principle: Board committees should be formed with specific written terms of reference

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Where board committees are established to deal with matters, the board should have sufficiently clear terms of reference to enable the committee to properly discharge its functions	✓	The Board committees have clear terms of reference.
The terms of reference of the board committees should require such committees to report to the board on their decisions and recommendations	✓	The rules of the Board committees require such committees to report to the Board on their decisions and recommendations.

E	Effective communication with shareholders

E.1	Effective communication
Principle: The board should endeavor to maintain an ongoing dialogue with shareholders

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
In respect of a substantially separate issue at a general meeting of shareholders, a separate resolution shall be proposed by the chairman of that meeting	✓	A separate resolution is always proposed for each substantially separate issue.
The chairman of the board shall attend the annual general meeting and shall arrange the chairman of the audit, remuneration and nomination committees to attend (as appropriate)	✓	The chairman of the Board attended the Annual General Meeting of 2005.

E.2	Voting by poll
Principle: The issuer should regularly inform shareholders of the procedures for demanding a poll.

Code Provisions	Whether Complied with	Compliance by Sinopec Corp.
Voting by poll is required under certain circumstances in the general meeting	✓	To ensure the interests of all shareholders, all resolutions at the general meetings are subject to voting by poll

(2)	Nomination of Directors

The Board of Sinopec Corp. has not established a Nomination Committee. During the reporting period, the nomination of directors (including independent non-executive directors) was put forward in accordance with the Articles of Association by shareholders. According to the Articles of Association, the list of director candidates is submitted to the general meeting of shareholders by way of proposal.

(3)	Auditors

At the Annual General Meeting of Sinopec Corp. for the year 2005 held on May 24, 2006, KPMG Huazhen and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2006, respectively, and the Board of Directors was authorised to determine their remunerations. As approved at the ninth meeting of the Third Session of the Board of Directors of Sinopec Corp., the audit fee for 2006 was HK$ 60 million. The financial statements for year 2006 have been audited by KPMG Huazhen and KPMG. Wu Wei and Zhang Jingjing are China Registered Certified Public Accountants of KPMG Huazhen.

KPMG Huazhen and KPMG have provided audit services to Sinopec Corp. for 6.5 years since the second half of 2000, and the first audit engagement was entered into in March 2001.

During the reporting period, both KPMG Huazhen and KPMG did not provide any non-audit service to the Company.

Auditors appointed	KPMG Huazhen (Domestic)	KPMG (Overseas)
Audit fees of Sinopec Corp.	HK$ 1,500,000 (unpaid)	HK$34,500,000 (unpaid)
for year 2006	HK$1,500,000 (paid)	HK$ 22,500,000 (paid)
Audit fees of Sinopec Corp.		HK$ 45,000,000 (paid)
for year 2005	HK$ 3,000,000 (paid)
Audit fees of Sinopec Corp for year 2004	HK$ 3,000,000 (paid)	HK$ 47,000,000 (paid)
Travel and other expenses	Borne by the firm	Borne by the firm

Note:
Most domestic and overseas listed subsidiaries of Sinopec Corp. appointed KPMG Huazhen and KPMG as their auditors, and a few domestic listed subsidiaries selected other firms as their auditors. Please refer to their respective annual reports for details about such subsidiaries’ appointments and dismissals of auditing firms.

(4)	Other Information about Sinopec Corp.’s Corporate Governance

Except their working relationships with Sinopec Corp, none of the directors, supervisors and senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of principal shareholders, please refer to Page 9; for information regarding general meetings of shareholders, please refer to Page 56; for information regarding meetings of the Board of Directors, please refer to Page 57; for information regarding equity interests of directors, supervisors and senior management officers, please refer to Page 46; for information regarding resume and annual remuneration of directors, supervisors and senior management officers, please refer to Page 68; and for information regarding external auditors, please refer to Page 77.

SUMMARY OF SHAREHOLDERS’ MEETINGS

During the reporting period, Sinopec Corp. convened two general meetings of shareholders in strict observance of relevant laws, regulations and the provisions of the Articles of Association regarding notification, convening and holding of general meetings, the specifics of the general meetings are as follows:

1	The Annual General Meeting of Shareholders for 2005 was held on 24th May 2006 at Crowne Plaza Beijing-Park View Wuzhou.

For further details regarding the General Meeting of Shareholders for the year 2005, please refer to the announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 25th May 2006.

2	A General Meeting of Shareholders for A-Share Reform was held on 25th September 2006 at Kempinski Hotel in Beijing.

For further details regarding Sinopec Corp.’s A-Share Reform, see the relevant announcements of Sinopec Corp. published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 29 September 2006.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2006 for review.

1	THE MEETINGS OF THE BOARD OF DIRECTORS
During this reporting period, ten Board meetings were held, details of which are as follows:

(1)	The twenty-fourth meeting of the Second Session of the Board of Directors was held on February 15, 2006 by way of written resolutions.

For details of this meeting, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on February 16, 2006.

(2)	The twenty-fifth meeting of the Second Session of the Board of Directors was held at Sinopec Corp.’s head office on March 31, 2006.

For details of this meeting, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on April 3, 2006.

(3)	The twenty-sixth meeting of the Second Session of the Board of Directors was held on April 27, 2006 by way of written resolutions, at which the First Quarterly Report of 2006 was approved.

(4)	The first meeting of the Third Session of the Board of Directors was held at Sinopec Corp.’s head office on May 24, 2006.

For details of this meeting, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on May 25, 2006.

(5)
The second meeting of the Third Session of the Board of Directors was held on July 10, 2006 by way of written resolutions. At the meeting, two proposals were considered and approved: Sinopec Corp’s holding subsidiary-Sinopec Kantons Holdings Limited, through its wholly owned subsidiary- Kantons International Investment Company, purchased 30% equity interests of Huizhou City Daya Bay Huade Petrochemical Co,. Ltd from SINOPEC Guangzhou Company; and Sinopec Corp. purchased 100% equity interests of Guangzhou Bonded Zone Kantons Petrol Station Investment& Management Co., Ltd from Huade Petrochemical and Guangzhou Zhongguan Antai Petrochemical Co., Ltd.

(6)	The third meeting of the Third Session of the Board of Directors was held at Huairou, Beijing on August 24 and 25, 2006.

For details of this meeting, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on August 28, 2006.

(7)	The fourth meeting of the Third Session of the Board of Directors was held on October 10, 2006 by way of written resolutions.

For details of this meeting, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on October 11, 2006.

(8)	The fifth meeting of the Third Session of the Board of Directors was held on October 27, 2006 by way of written resolutions.

For details of this meeting, please refer to relevant resolution announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on October 30, 2006.

(9)	The sixth meeting of the Third Session of the Board of Directors was held on December 6, 2006 by way of written resolutions.

For details of this meeting, please refer to relevant resolution announcements published in China Securities Journal, Shanghai Securities News and Securities Times in mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on December 7, 2006.

(10)
The seventh meeting of the Third Session of the Board of Directors was held on December 27, 2006 by way of written resolution. At the meeting, the Internal Control Handbook (2007 Edition), the proposal on the modified Internal Accounting System, proposal on Unipec crude oil Purchasing Credit Line Arrangement, Preliminary Plan of 2007 Investment and Preliminary Plan of 2007 Budget were considered and approved.

2	IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS’ MEETING BY THE BOARD OF DIRECTORS

During the reporting period, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with the relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders’ meetings, and accomplished the various tasks entrusted to them at the shareholders’ meetings.

3	ATTENDANCE OF DIRECTORS AT THE BOARD OF DIRECTORS MEETINGS
During this reporting period, Sinopec Corp. held ten Board meetings, three of which were of the Second Session and seven were of the Third Session.

The attendance of directors at meetings of the Second Session describes as follows

Name	Counts of attendance by himself (times)	Counts of commissioned attendance (times)
Chen Tonghai	3	0
Wang Jiming	3	0
Mou Shuling	3	0
Zhang Jiaren	3	0
Cao Xianghong	3	0
Liu Genyuan	3	0
Gao Jian	2	1
Fan Yifei	2	1
Chen Qingtai (Independent Non-executive Director)	3	0
Ho Tsu Kwok, Charles (Independent Non-executive Director)	2	1
Shi Wanpeng (Independent Non-executive Director)	3	0
Zhang Youcai (Independent Non-executive Director)	2	1
Cao Yaofeng	3	0

The attendance of directors at meetings of the Third Session describes as follows

Name	Counts of attendantce by himself (times)	Counts of commissioned attendance (times)
Chen Tonghai	7	0
Zhou Yuan	7	0
Wang Tianpu	7	0
Zhang Jianhua	7	0
Wang Zhigang	7	0
Dai Houliang	7	0
Liu Zhongli (Independent Non-executive Director)	7	0
Shi Wanpeng (Independent Non-executive Director)	7	0
Li Deshui (Independent Non-executive Director)	7	0
Yao Zhongmin	6	1
Fan Yifei	6	1

4	MEETINGS OF PROFESSIONAL COMMITTEES

(1)	Meetings of the Audit Committee
During the reporting period, the Audit Committee under the Second Session and the Third Session of the Board of Directors held four meetings, details of which are as follows:

a.
The sixth meeting of the Second Session of the Audit Committee was held on March 30, 2006 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Positions of Year 2005, Explanation on Audit for Year 2005, as well as the Financial Statements for Year 2005 as audited by KPMG Huazhen and KPMG respectively in accordance with PRC accounting rules and regulations and IFRS were reviewed and the Opinions on the Reviewing of the Financial Statements for the Year 2005 was issued.

b.
The seventh meeting of the Second Session of the Audit Committee was held on April 26, 2006 by way of written resolutions, whereby the First Quarterly Report of 2006, the Opinions on the Reviewing of the Financial Statements for the First Quarter of Year 2006 was issued.

c.
The first meeting of the Third Session of the Audit Committee was held on August 24, 2006 by way of written resolutions, whereby the Explanation on the Operating Business and Financial Positions of the First Half of Year 2006, Explanation on Audit for the First Half of Year 2006, and the Financial Statements for the first half of Year 2006 as audited by KPMG Huazhen and KPMG respectively in accordance with PRC accounting rules and regulations and IFRS, were reviewed and the Opinions on the Reviewing of the Financial Statements for the First Half of Year 2006 was issued.

d.
The second meeting of the Third Session of the Audit Committee was held on October 27, 2006 by way of written resolutions, whereby the Third Quarterly Report of 2006 was considered and approved and the Opinions on the Reviewing of the Financial Statements for the Third Quarter of Year 2006 was issued.

(2)	Meetings of the Strategies and Development Committee

During the reporting period, the first meeting of the Strategies and Development Committee under the Third Session of the Board of Directors was held on August 24, 2006, whereby the Sinopec Corp.’s Three Year (2006-2008) Rolling Development Plan and Feasibility Study of Sichuan-to-East China Gas Project were reviewed, and Opinions on Reviewing Sinopec Corp.’s Three Year (2006-2008) Rolling Development Plan and Feasibility Study of Sichuan-to-East China  Gas Project was issued.

(3)	Meetings of the Remuneration and Performance Evaluation Committee

During this reporting period, the Remuneration and Performance Evaluation Committee under the Third Session of the Board of Directors held the first meeting on August 24, 2006. At this meeting, the Working Rules (Revised Edition) of the Remuneration and Performance Evaluation Committee of the Board of Directors of Sinopec Corp. were reviewed and the Opinions on Reviewing of the Working Rules (Revised Edition) of the Remuneration and Performance Evaluation Committee of the Board of Directors of Sinopec Corp was issued.

During the reporting period, all the members of the Audit Committee, the Strategies and Development Committee and the Remuneration and Performance Evaluation Committee attended the above-mentioned meetings of the above professional committees.

5	FINANCIAL PERFORMANCE

The financial results of the Company for the year ended 31 December 2006 prepared in accordance with IFRS and its financial position as at that date and its analysis are set out from page 116 to page 160 in this Annual Report.

6	DIVIDEND

At the ninth meeting of the Third Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final dividend of RMB 0.15 per share (including tax) in cash and thus the dividends in cash declared for 2006 totaled RMB 13.005 billion. After deducting the interim cash dividend, the final cash dividend per share for distribution would be RMB 0.11. The distribution proposal will be implemented upon approval by the Annual General Meeting of Shareholders for 2006. The final dividend will be distributed on or before June 29, 2007 (Friday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on June 15, 2007 (Friday). The register of members of Sinopec Corp.’s H shares will be closed from June 11, 2007 (Monday) to June 15, 2007 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on June 8, 2007 (Friday) for registration.

The dividend will be denominated and declared in Renminbi, the holders of domestic shares will paid in Renminbi and the holders of overseas shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People’s Bank of China during the week prior to the date of declaration of dividend.

Generally, an individual shareholder of H shares or an individual holder of American Depository Shares (ADSs) who is resident and domiciled in the UK will be liable to UK income tax on the dividend received from Sinopec Corp. (after deducting relevant pre-tax deductions and tax credit). Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the applicable rate (currently 10 % in the case of a taxpayer subject to a basic rate or a lower rate, and 32.5 % in the case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income with a source within the PRC. The current Chinese-UK Double Taxation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

Individual holders of H Shares or holders of ADSs who are UK resident but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue), will generally only be liable to income tax on any dividend received from Sinopec Corp. to the extent that it is repatriated to the UK.

Generally, a shareholder of H shares or a holder of ADSs which is a UK tax resident and UK domiciled will be liable to UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or holder) on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADSs which is a UK tax resident may be entitled to relief for “underlying” tax paid by Sinopec Corp. or its subsidiaries.

7	MAJOR SUPPLIERS AND CUSTOMERS

During this reporting period, the total amount of purchase from the five largest suppliers of the Company represented 51.4% of the total amount of purchase made by the Company, of which purchases from the largest supplier represented 19.08% of the total purchases made by the Company. The total amount of sales to the five largest customers of the Company represented 8% of the total annual sales of the Company.

During this reporting period, except for the connected transactions with the controlling shareholder Sinopec Group Company and its subsidiaries, as disclosed in Connected Transaction Section of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

8	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of the Company as of December 31, 2006 are set out in Note 30 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

9	FIXED ASSETS
During this reporting period, changes to the fixed assets of the Company are set out in Note 18 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

10	RESERVES

During this reporting period, changes to the reserves of the Company are set out in the Consolidated Statement of Changes in Equity in the Financial Statements prepared in accordance with IFRS in this Annual Report.

11	DONATIONS
During the reporting period, the amount of charity donations made by the Company totaled around RMB 98 million.

12	PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

13	PURCHASE, SALES AND REDEMPTION OF SHARES
Refer to “Significant Events” of this Annual Report.

14	RISK FACTORS

In the course of its production and operations, Sinopec Corp. will actively take various measures to mitigate operational risks. However, in practice, it may not be possible to prevent all risks and uncertainties.

Macroeconomic Policies and Government Regulation: although the government is gradually liberalising the petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to some form of regulation and new macrocontrol measures adopted by the State from time to time according to actual needs, which include: issuing crude oil production license, setting of guidance retail prices of gasoline, diesel and jet fuel, provision and pricing of certain resources and services, modification of taxes and standard fees, formulation of import & export quotas and procedures, formulation of safety, quality and environmental protection standards. Such regulations may have material effect over the operations and profitability of the Company.

External Purchase of Crude Oil: a significant amount of the Company’s demand for crude oil is satisfied from external purchases. In recent years, affected by various factors, the international crude oil prices continued to be volatile, remained at a high level and subject to wild fluctuations. In addition, the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible measures to cope with the above-mentioned circumstances, it may not be fully shielded from risks associated with any wild fluctuation of the international crude oil prices and disruption of supply of crude oil.

Industry Cycles: as an integrated energy and chemicals company, the Company is also subject to cyclic effects which characterise the chemicals industry. Affected by the new production capacities worldwide and oil price fluctuation, the gross profit margin in the chemicals industry may experience wild fluctuation, and the operational performance of the Chemicals Segment may be affected by cyclic factors.

Open Market: in December 2006, the State promulgated the Administrative Measures on Crude Oil Market, and the Administrative Measures on Refined Oil Products Market, thus intensifying the market competition. Although the Company has actively adopted measures in this regard, it may still experience some impact from full market access.

Investment Risk: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy and conducted stringent feasibility study on each investment project, certain investment risks still exist as the expected profitability may not be achieved due to major changes in factors such as market environment.

Uncertainties with Oil & Gas Reserves: The oil and gas reserves disclosed in this annual report are only estimates derived by adoption of certain appraisal methods. The reliability of such estimates depends on many factors including techniques used and involves various uncertainties, and there is a risk that the actual reserves may differ substantially from such estimates.

Operational Risks and Natural Disasters: the process of petroleum and chemical production is exposed to the risk of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system and used its best endeavor to prevent the occurrence of various accidents as much as possible. However, the Company cannot completely avoid potential financial losses caused by such contingent incidents.

Exchange Rate and Interest Rate: at present, in relation to the exchange rate of RMB, the PRC government implements an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuation may also have certain impact on the operations of the Company. In addition, according to the macro-economic trend in domestic market, People’s Bank of China lifted RMB deposit interest rate on March 18, 2007, and it is possible for another lift. The rise of interest rate will directly increase the financial costs of the Company.

15	POSSIBLE CHANGES OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND THEIR IMPACTS ON THE FINANCIAL CONDITIONS AND OPERATING RESULTS OF THE COMPANY, UPON ADOPTION OF THE NEW PRC
ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“NEW PRC ACCOUNTING STANDARDS”)

(1)	Analysis of the impact on the shareholders’ funds of the Company upon first adoption of the New PRC Accounting Standards on January 1, 2007:

The Company has adopted the New PRC Accounting Standards as of January 1, 2007. The impact on the shareholders of the Company of first adoption of the New PRC Accounting Standards on January 1, 2007 and the existing accounting standards are summarised as follows:

(a)
Under the Accounting Standards for Business Enterprises No.17 Borrowing Cost, where funds are borrowed generally and used for acquiring a fixed asset that is qualified for capitalisation, their borrowing cost is capitalised as part of the asset’s cost. The Company increased retained earnings upon its first adoption of the New Accounting Standards on 1 January 2007.

(b)
Under the Accounting Standards for Business Enterprises No.2 Long Term Equity Investment, where there is an excess of the long term equity investment’s initial investment cost over the investor’s interest in the net fair value of the investee’s identifiable assets, equity investment differences are not recognised, nor are they amortised. The Company has, upon its first adoption of the New Accounting Standards on 1 January 2007, reversed the equity investment differences amortised in prior years, and raised retained earnings.

(c)
Under the Accounting Standards for Business Enterprises No.27 Production of Oil and Gas, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The Company increased retained earnings upon its first adoption of the New Accounting Standards on 1 January 2007.

(d)
Given that the fair value of available-for-sale financial assets is determined in accordance with the Accounting Standards for Business Enterprises No.22 Recognition and Measurement of Financial Instruments, the Company has determined the available-for-sale securities’ fair value as at 1 January 2007 based on open, quoted prices in active markets. The Company raised shareholders’ funds.

(e)
Under the New Accounting Standards, expenditures on start-up activities are recognised as an expense when they are incurred. The Company lowered retained earnings upon its first adoption of the New Accounting Standards on 1 January 2007.

(f)
Under the Accounting Standards for Business Enterprises No.16 Government Grants, the asset-related government grants received in prior years are recognised as deferred income and carried evenly in the income statement over the assets’ useful lives. The Company reduced shareholders’ funds upon its first adoption of the New Accounting Standards on 1 January 2007.

(g)
In accordance with the new accounting standards, the Company has changed its accounting policy relating to presentation of minority interests and minority interests are presented within consolidated shareholders’ funds separately, leading to the increase in consolidated shareholders’ funds.

(2)	Impact on the Company’s financial position due to the changes of accounting policies upon adoption of the New PRC Accounting Standards are mainly reflected in the following aspects:

(a)
Under the regulations in Accounting Standards for Business Enterprises No.2 Long Term Equity Investment, investment in subsidiaries accounted for under equity method previously will be accounted for under cost method, which will reduce the impact of subsidiaries’ operating result on the investment income of current period of the parent company, to some extent.

(b)
Under the regulations in Accounting Standards for Business Enterprises No.33 Consolidated Financial Statements, minority interests, which were presented in the consolidated balance sheet separately under existing accounting standards, are presented in the consolidated balance sheet within equity. This change on accounting policy will affect the consolidated shareholders’ funds of the Company.

(c)
Under the regulations in Accounting Standards for Business Enterprises No.27 Production of Oil and Gas, if the obligation for disposal of abandoned oil and gas properties assumed by the Company satisfies the recognition condition of provision, it should be recognised and the carrying amount of related assets will increase accordingly.

This change will increase the assets and liabilities of the Company, and affect the profits and losses of future periods by way of depreciation charge.

(d)
Under the regulations in Accounting Standards for Business Enterprises No.33 Consolidated Financial Statements, the jointly controlled entities are accounted for under equity method, while it is no longer accounted for in the consolidated financial statements on a proportionate basis.

Due to the above change of consolidation scope, no impact is expected on consolidated shareholders’ funds and consolidated net profit. However, it may cause certain effects on total assets, total liabilities, operating income and so on.

(e)
Under the regulations in Accounting Standards for Business Enterprises No. 33 Consolidated Financial Statements, unless stipulated in the Articles of Association or Agreements that minority shareholders are obliged to and have the ability to afford the losses exceeding shareholders’ funds, such losses incurred by subsidiaries in insolvency should be afforded by the parent company.

Due to the change mentioned above, it is likely to reduce shareholders’ funds of the parent company and have an impact on the consolidated net profit and the net profit of the parent company for respective periods.

By Order of the Board
Chen Tonghai
Chairman

Beijing China
6 April, 2007

REPORT OF THE SUPERVISORY BOARD

To all shareholders:

During this reporting period, all members of the Supervisory Board observed the principle of good faith and duly fulfilled their supervisory duties in accordance with the Company Law of the PRC and the relevant provisions of the Articles of Association of Sinopec Corp. to safeguard the rights of the shareholders and the interest of the Company.

During this reporting period, the Supervisory Board held four meetings.

At the seventh meeting of the Second Session of the Supervisory Board held on 31 March 2006, the Supervisory Board reviewed the report submitted by the Department of Finance on Operating Results and Financial Positions for Year 2005 and the Explanatory notes on the audit submitted by KPMG Huazhen and KPMG. It also considered and approved the Financial Statements for Year 2005, Annual Report for Year 2005, the Proposal on Profit Appropriations for Year 2005 and Report of the Supervisory Board for Year 2005; discussed and approved the Summary Report of the Second Session of the Supervisory Board, and also notified in writing investigation and inspection of Guangzhou Branch, Guangdong Petroleum Branch and Hainan Petroleum Branch undertaken by the independent supervisors and the relevant resolutions were passed at the meeting.

At the first meeting of the Third Session of the Supervisory Board held on 24 May of the same year, Mr. Wang Zuoran was elected as the Chairman of the Third Session of the Supervisory Board and Zhang Youcai as the Vice Chairman.

At the second meeting of the Third Session of the Supervisory Board held on 25 August of the same year, the Interim Financial Report of 2006, the Interim Report of 2006 and the Profit Appropriations Plan for the first half of 2006 were reviewed and approved.

At the third meeting of the Third Session of the Supervisory Board held on 27 October of the same year, the Third Quarterly Report of Year 2006 of the Company was reviewed and approved.

In addition, the Supervisory Board exercised supervision over the duty performance of the senior management of the Company, the major decisions of the Company and the implementation of decisions, such as production operations, capital operations, asset restructuring, major investments, connected transactions and dividend distribution, by attending meetings of the Board of Directors and carrying out investigations and inspections.

Through its diligent performance of supervisory and oversight duties, the Supervisory Board believes that: in 2006, Sinopec Corp. has abided by the principles of standardisation, precision and integrity in its operation. Confronted with international oil price fluctuations, continuing material losses in the refining segment, tight control of domestic refined oil product prices, difficulties in production and operation and great pressure in ensuring sufficient supply to oil product market, Sinopec Corp. strengthened the implementation of resource strategy, elaborately organised the refinery production, ensured the production steadiness, safety and the market supply, reinforced the internal management and continued to deepen the reform and restructuring, firmly focused on the energy saving and reduction of consumption and cost, with new improvements achieved in production quality and economic benefits, operational cash flow further increased, and ratio of assets to liabilities controlled within reasonable level.

Firstly, the Board of Directors diligently performed its obligations and exercised its rights under the PRC Company Law and the Articles of Association of Sinopec Corp., fully implemented the resolutions of the general meetings of shareholders and the meetings of Board of Directors and made decisions in a timely manner over material affairs including the capital operations, production and operating plans and development goals. The senior management officers operated in compliant with laws, regulations and standards, made new achievements in the oil and gas exploration and production. The refining segment achieved full load operation and ensured market supply; chemical production witnessed increases in gross production and gained preponderance in centralised sale; sales volume of refined oil products increased steadily and the quality further improved; the key construction project proceeded successfully; the investment structure further optimised; the new progress made in application of technology and information; reform in system and mechanism advanced solidly; A-Share Reform completed smoothly; the effect of the internal control system further improved; and the foundation of Company’s corporate governance reinforced.

Secondly, the annual financial report of the Company has been prepared in accordance with the PRC Accounting Rules and Regulations and the IFRS respectively. The principle of consistency has been adopted in preparing the financial reports and the reported data truly and fairly reflect the Company’s financial status and operating performance. According to the financial data prepared in accordance with the PRC Accounting Rules and Regulations, the income from the Company’s principal operations was RMB 1,044.579 billion, representing an increase of 30.7% as compared with RMB 799.115 billion of last year; profit before taxation were RMB 73.252 billion, representing an increase of 19.1% as compared with RMB 61.482 billion of last year; the net profits were RMB 50.664 billion, representing an increase of 28.1% as compared with RMB 39.558 billion of last year. According to the financial data prepared in accordance with the IFRS, the turnover, other operating revenues and other income was RMB 1,076.402 billion, representing an increase of 29.3% comparing with RMB 832.687 billion of last year; profit before tax was RMB 78.923 billion, representing an increase of 22.1% comparing with RMB 64.656 billion of last year; profit attributable to shareholders was RMB 53.912 billion, representing an increase of 30.0% comparing with RMB 41.455 billion, and those increases were mainly attributed to the following aspects: the production of natural gas got significant increases; the processing volume of crude oil, the output of refined oil products and the output of chemical products reached a historical high level; the percentage of terminal sales volume of refined oil products continuously increased; meanwhile, the reduction of cost and improvement of efficiency, energy saving and consumption decrease played a continuous important role in the overall profitability.

Thirdly, all connected transactions were compliant with related regulations. All connected transactions between the Company and the Sinopec Group Company were in conformity with the relevant rules and regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange. The connected transactions were conducted on the basis of fair and reasonable price and abided by the principle of “fair, just and open”. Nothing in these transactions was found to be detrimental to the Company’s benefits.

Fourthly, the preparation of the annual report and approval procedures were in conformity with the various provision of the law, regulations, Articles of Association and internal management system, in compliant with provisions of China Securities Regulatory Commission and stock exchanges in form and substance, and no breach of confidentiality provisions by any person participated in the preparation or approval is found.

In the year ahead, the Supervisory Board will further develop its focus on operation, carry out balanced development with emphasis on the implementation of internal control systems, major capital expenditures and asset swap, application of information methods, conformity of connected transactions and implementation of new accounting principles and budget, aspects of safety and environment protection and reduction of cost and expenses. The Committee will strengthen its supervision and investigation of the Company based on the principle of honesty and good faith to continue to carefully perform its supervising duties to promote the overall competitiveness and sustaining profitability of the Company, and to safeguard the interests of shareholders and the Company.

Wang Zuoran
Chairman of the Supervisory Board

Beijing China,
6 April 2007

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	GENERAL INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	Directors

Chen Tonghai, 58, Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Group Company. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From July 1983 to December 1986, Mr. Chen was Vice Party Secretary and the Party Secretary of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to March 2003. Mr. Chen has been President of Sinopec Group Company since March 2003. Mr. Chen served as Director and Vice Chairman of the First Session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen served as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director and Chairman of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Zhou Yuan, 59, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of the Sinopec Group Company. Mr. Zhou graduated from East China Petroleum Institute specialising in petroleum geology in September 1975. He is a senior Economist. He has extensive experience in the management of petroleum and petrochemical and government entities. From April 1986 to March 1989, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) as well as the Secretary of the Party Committee of South Xinjiang Petroleum Exploration Company. From March 1989 to August 1990, he was the Vice Commander, Deputy Secretary of the Party Committee and Secretary of the Disciplinary Committee of Talimu Exploration and Development Headquarter. From August 1990 to January 1992, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) and the Secretary of Politics & Law Committee. From January 1992 to December 1993, he served as Vice Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. From December 1993 to January 1998, he served as a member of the Standing Committee of Discipline Committee and the Deputy Minister of the Party Committee of the Organisation Department of Xinjiang Autonomous Region. From January 1998 to August 1999, he was a member of the Standing Committee of the Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From August 1999 to November 1999, he was a member of the Standing Committee of the Party Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From November 1999 to July 2004, he was a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of the Organization Department of the Party Committee of Xinjiang Autonomous Region. Since July 2004, he has been the Vice President of Sinopec Group Company; Mr. Zhou was elected as Director and Vice Chairman of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Wang Tianpu, 44, Director of the Board of Directors and President of Sinopec Corp.. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp. Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and he is President of Sinopec Corp..

Zhang Jianhua, 42, Director of the Board of Directors and Senior Vice President of Sinopec Corp.. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master’s degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

Wang Zhigang, 49, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp.. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master’s degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

Dai Houliang, 43, Director of the Board of Directors of Sinopec Corp., Senior Vice President and Chief Finance Officer of Sinopec Corp.. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specialising in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp..

Liu Zhongli, 72, Independent Non-Executive Director of Sinopec Corp.. He graduated from the training course of the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging in treasury finance administration and government work for a long time, and has extensive experience in macro-economics, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Deputy Division Director of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Director General of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang Province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From August 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Shi Wanpeng, 69, Independent Non-Executive Director of Sinopec Corp., a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Li Deshui, 62, Independent Non-Executive Director of Sinopec Corp.. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Yao Zhongmin, 54, Director of Sinopec Corp.. Mr. Yao graduated from Dongbei University of Finance & Economics in September 1977 specialising in Infrastructure Finance & Credit and graduated as postgraduate from Zhongnan University of Finance & Economics in December 1996 specialising in Investment Economics with a master’s degree. He is a senior Economist. Mr. Yao has worked for a long time in financial investment management related work and has extensive experience in finance investment management. From May 1985 to June 1989, he was a member of the Party Committee of China Construction Bank Henan Branch and its Vice-Chairman. From June 1989 to June 1992, he was leading the work of China Construction Bank Henan Branch, and was Deputy Secretary of the Party Committee and Vice Chairman of the bank. From June 1992 to April 1993, he served as Secretary of the Party Committee and Chairman of China Construction Bank Henan Branch. He served as Vice Governor of Henan Province from April 1993 to January 1994. From January 1994 to March 1998, he was a member of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary Supervision Committee. From March 1998 to June 1998, he was Deputy Secretary of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary and InvestigationCommittee. From June 1998, he was the Deputy Secretary of the Party Committee of China Development Bank and its Vice-Chairman. Mr. Yao was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Fan Yifei, 43, Director of Sinopec Corp.. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master’s degree in international economics from Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan acted as Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Directors of the Third Session of the Board of Directors

Information of Directors

Name	Gender	Age	Position with Sinopec Corp.	Term of Office	Remuneration paid by the Company in 2006 (RMB)	Whether paid by the holding Company	Shares Held at Sinopec Corp. from any shareholder (at 31 December)
							2006	2005
Chen Tonghai	M	58	Chairman	2006.5-2009.5	—	YES	0	0
Zhou Yuan	M	59	Vice Chairman	2006.5-2009.5	—	YES	0	0
WangTianpu	M	44	Director, President	2006.5-2009.5	616,064	NO	0	0
Zhang Jianhua	M	42	Director, Senior Vice President	2006.5-2009.5	575,804	NO	0	0
Wang Zhigang	M	49	Director, Senior Vice President	2006.5-2009.5	575,804	NO	0	0
Dai Houliang	M	43	Director, Senior Vice President , CFO	2006.5-2009.5	446,090	NO	0	0
Liu Zhongli	M	72	Independent Non-executive Director	2006.5-2009.5	109,000 (Fees)	NO	0	0
Shi Wanpeng	M	69	Independent Non-executive Director	2006.5-2009.5	121,000 (Fees)	NO	0	0
Li Deshui	M	62	Independent Non-executive Director	2006.5-2009.5	109,000 (Fees)	NO	0	0
Yao Zhongmin	M	54	Director	2006.5-2009.5	35,000 (Fees)	NO	0	0
Fan Yifei	M	43	Director	2006.5-2009.5	35,000 (Fees)	NO	0	0

Directors of the Second Session of the Board of Directors (who are no longer the Directors of the Company)

Name	Gender	Age	Position with Sinopec Corp.	Term of Office	Remuneration paid by the Company in 2006 (RMB)	Whether paid by the shareholding Company	Shares Held at Sinopec Corp. from any shareholder (at 31 December)
							2006	2005
Wang Jiming	M	64	Vice Chairman	2003.4-2006.5	148,584	NO	0	0
Mou Shuling	M	62	Director	2003.4-2006.5	115,228	NO	0	0
Zhang Jiaren	M	62	Director, Chief Financial Officer	2003.4-2006.5	122,584	NO	0	0
Cao Xianghong	M	61	Director	2003.4-2006.5	143,584	NO	0	0
Liu Genyuan	M	61	Director	2003.6-2006.5	—	YES	0	0
Gao Jian	M	57	Director	2004.5-2006.5	—	NO	0	0
Chen Qingtai	M	69	Independent Non-executive Director	2003.4-2006.5	12,000 (Fees)	NO	0	0
Ho Tsu Kwok Charles	M	57	Independent Non-executive Director	2003.4-2006.5	9,000 (Fees)	NO	0	0
Zhang Youcai	M	65	Independent Non-executive Director	2003.4-2006.5	9,000 (Fees)	NO	0	0
Cao Yaofeng	M	53	Employee Representative Director	2003.4-2006.5	113,315	NO	0	0

(2)	Supervisors

Wang Zuoran, 56, Chairman of the Supervisory Board of Sinopec Corp.. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, 65, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp.. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Kang Xianzhang, 58, Supervisor of Sinopec Corp.. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political engineer. From June 1995 to August 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang served as Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zou Huiping, 46, Supervisor of Sinopec Corp.. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specialising in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of Financial Assets Department of Sinopec Group Company. From December 2001 to March 2006, he was Deputy Director General of Finance Planning Department of Sinopec Group Company. In March 2006, he was Director General of Financial Assets Department of Sinopec Assets Management Co.,Ltd.. Since March 2006, he has been Director General of Audit Department of Sinopec Corp.. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui, 66, Independent Supervisor of Sinopec Corp.. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and CPA, and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Su Wensheng, 50, Employee Representative Supervisor of Sinopec Corp.. Mr. Su graduated from the General Section of Tsinghua University in December 1980 majoring in environmental engineering. He obtained a master’s degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was Deputy Secretary of Party Committee and Secretary of Disciplinary Committee of Beijing Designing Institute of the former Sinopec Group Company. From November 1996 to December 1998, he was Secretary of Party Committee of Beijing Designing Institute. Mr. Su has been Director-General of Ideology & Politics Department and Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company since December 1998. He has been Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Group since December 2001. Mr. Su served as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhang Jitian, 59, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhang graduated from Hohhot Transportation Institute in July 1968 specialising in road and bridge construction, and he also graduated from Sinopec Management Institute in July 1986 specialising in enterprise management (undergraduate course). He is a senior political engineer. From August 1996 to December 1998, he was Deputy Director of Personnel and Educational Department of the former Sinopec Group Company; from December 1998 to September 2005, he was Deputy Director of Personnel and Educational Department of Sinopec Group Company; he has been Deputy Director (remunerate as Director) of Personnel Department of Sinopec Corp. since September 2005. Mr. Zhang was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Cui Guoqi, 53, Employee Representative Supervisor of Sinopec Corp.. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 majoring in industrial business management. In January 1997, he obtained a MBA degree from the Business Management School of Renmin University of China. He is a professor level senior political engineer. Mr. Cui has served as Director and Trade Union Chairman of Sinopec Yanshan Petrochemical Company since February 2000. He served as a member of the Executive Committee of All China Federation of Trade Unions in December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. He was Deputy Secretary of CPC Committee of Sinopec Yanshan Petrochemical Company from August 2005 to November 2006. Mr. Cui has been the Deputy Secretary (remunerate as Secretary) of Party Committee of Sinopec Yanshan Petrochemical Company since November 2006. Mr. Cui served as Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Li Zhonghua, 55, Employee Representative Supervisor of Sinopec Corp.. Mr. Li graduated from the Correspondence Teaching Department of the Party School of Shengli Oilfield in June 1996 specialising in party and political affairs management (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of Shandong Provincial Party Committee in December 1998 specialising in economic management. He is a professor level senior political engineer. From March 1995 to January 2004, he had been Secretary of Party Committee and Vice General Manager of No. 2 Drilling Company of Shengli Petroleum Administration Bureau; Secretary of Pary Committee, General Manager of Offshore Drilling Company of Shengli Petroleum Administration Bureau; and Deputy Party Secretary, General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau successively. From January 2004 to November 2004, he was Deputy Chief Engineer, Deputy Secretary of Party Committee and General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau; he has been member of the Standing Committee of Party Committee and Chairman of the Trade Union of Shengli Petroleum Administration Bureau since November 2004. He was Deputy Secretary of Party Committee of Shengli Petroleum Administration Bureau since April 2006. Mr. Li was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Supervisors of the Third Session of the Supervisory Board

Name	Gender	Age	Position with Sinopec Corp.	Term of Office	Remuneration paid by the Company in 2006 (RMB)	Whether paid by the shareholding Company	Shares Held at Sinopec Corp. from any shareholder (at 31 December)
							2006	2005
Wang Zuoran	M	56	Chairman of the Supervisory Board	2006.5-2009.5	—	YES	0	0
Zhang Youcai	M	65	Vice Chairman Independent Supervisor	2006.5-2009.5	109,000 (Fees)	NO	0	0
Kang Xianzhang	M	58	Supervisor	2006.5-2009.5	—	YES	0	0
Zou Huiping	M	46	Supervisor	2006.5-2009.5	101,964	NO	0	0
Li Yonggui	M	66	Independent Supervisor	2006.5-2009.5	121,000 (Fees)	NO	0	0
Su Wensheng	M	50	Employee Representative Supervisor	2006.5-2009.5	354,664	NO	0	0
Zhang Jitian	M	59	Employee Representative Supervisor	2006.5-2009.5	101,849	NO	0	0
Cui Guoqi	M	53	Employee Representative Supervisor	2006.5-2009.5	329,330	NO	0	0
Li Zhonghua	M	55	Employee Representative Supervisor	2006.5-2009.5	94,570	NO	0	0

Supervisors of the Second Session of the Supervisory Board (who are no longer the supervisor of the Company)

Name	Gender	Age	Position with Sinopec Corp.	Term of Office	Remuneration paid by the Company in 2006 (RMB)	Whether paid by the shareholding Company	Shares Held at Sinopec Corp. from any shareholder (at 31 December)
							2006	2005
Zhang Chongqing	M	62	Supervisor	2003.4-2006.5	—	YES	0	0
Wang Peijun	M	61	Supervisor	2003.4-2006.5	—	YES	0	0
Wang Xianwen	M	62	Supervisor	2003.4-2006.5	—	YES	0	0
Zhang Baojian	M	62	Supervisor	2003.4-2006.5	—	YES	0	0
Cui Jianmin	M	74	Independent Supervisor	2003.4-2006. 5	9,000 (Fees)	NO	0	0
Zhang Xianglin	M	60	Employee Representative Supervisor	2003.4-2006.5	238,722	NO	0	0

(3)	Other Members of the Senior Management

Cai Xiyou, 45, Senior Vice President of Sinopec Corp.. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Company. He has been Director and General Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

Zhang Kehua, 53, Vice President of Sinopec Corp.. Mr Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006.

Zhang Haichao, 49, Vice President of Sinopec Corp.. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specialising in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specialising in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the CPC Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of CPC Pary Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 44, Vice President of Sinopec Corp.. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Chen Ge, 44, Secretary to the Board of Directors of Sinopec Corp.. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp.. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

Other Members of the Senior Management

Name	Gender	Age	Position with Sinopec Corp.	Term of Office	Remuneration paid by the Company in 2006 (RMB)	Whether paid by the shareholding Company	Shares Held at Sinopec Corp. from any shareholder (at 31 December)
							2006	2005
Cai Xiyou	M	45	Senior Vice President	2005.11-	518,360	NO	0	0
Zhang Kehua	M	53	Vice President	2006.5-	123,129	NO	0	0
Zhang Haichao	M	49	Vice President	2005.11-	415,459	NO	0	0
Jiao Fangzheng	M	44	Vice President	2006.10-	34,921	NO	0	0
Chen Ge	M	44	Secretary to the Board of Directors	2006.5-2009.5	354,664	NO	0	0

2	NEW APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Chen Tonghai, Mr. Zhou Yuan, Mr. Wang Tianpu, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Liu Zhongli (Independent Non-Executive Director), Mr. Shi Wanpeng (Independent Non-Executive Director), Mr. Li Deshui (Independent Non-Executive Director), Mr. Yao Zhongmin and Mr. Fan Yifei were elected as Directors of the Third Session of the Board of Directors at the 2005 Annual General Meeting of Sinopec Corp.. Former Vice Chairman Mr. Wang Jiming, and Director Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Liu Genyuan, Mr. Gao Jian, Mr. Chen Qingtai, Mr. He Zhuguo, Mr. Zhang Youcai and Mr. Cao Yaofeng of the Second Session of the Board of  Directors of Sinopec Corp. no longer take the office.

Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Kang Xianzhang, Mr. Zou Huiping and Mr. Li Yonggui were elected as Supervisors of the Second Session of the Supervisory Board. In addition, Mr. Su Wensheng, Mr. Zhang Jitian, Mr. Cui Guoqi and Mr. Li Zhonghua were democratically selected among employees of Sinopec Corp. as Employee Representative Supervisors. Mr. Zhang Chongqing, Mr. Wang Peijun, Mr. Wang Xianwen, Mr. Zhang Baojian, Mr. Cui Jianmin and Mr. Zhang Xianglin of the Second Session of the Supervisory Board are no longer supervisors of Sinopec Corp..

Mr. Chen Tonghai was selected as Chairman of the Board, Mr. Zhou Yuan as Vice Chairman, Mr. Wang Tianpu as President, and Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Dai Houliang as Senior Vice Presidents, Mr. Dai Houliang as Chief Financial Officer (concurrently), Mr. Zhang Kehua and Mr. Zhang Haichao as Vice President, and Mr. Chen Ge as Secretary of the Board at the First Meeting of the Third Session of the Board of Directors of Sinopec Corp..

Mr. Wang Zuoran was elected as Chairman of the Supervisory Board and Mr. Zhang Youcai as Vice Chairman at the First Meeting of the Third Session of the Board of Directors of Sinopec Corp..

Mr. Jiao Fangzheng was elected as Vice President of Sinopec Corp. at the Fifth Meeting of the Third Session of the Board of Directors of Sinopec Corp..

3	INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP.
Please refer to the section of this report entitled “Significant Events”.

4	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN CONTRACTS

None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party at 31 December 2006 or at any time during the year.

5	SALARIES OF DIRECTORS, SUPERVISORS AND THE SENIOR MANAGEMENT
Please refer to the related tables in this report in respect of the directors, supervisors and other senior management.

6.	THE COMPANY’S EMPLOYEES
As at 31 December 2006, the Company had a total of 340,886 employees.

Breakdown according to operation department structures

	Number of Employees	Percentage to Total Employees (%)
Exploration and Production	112,702	33.1
Refining	81,352	23.8
Marketing and Distribution	61,269	18.0
Chemicals	77,185	22.6
R&D and Others	8,378	2.5
Total	340,886	100

Breakdown according to functions

	Number of Employees	Percentage to Total Employees (%)
Production	173,415	50.9
Sales	60,479	17.7
Technical	44,525	13.1
Finance	8,991	2.6
Administration	27,270	8.0
Others	26,206	7.7
Total	340,886	100

Breakdown according to education level

	Number of Employees	Percentage to Total Employees (%)
Master’s degree or above	4,392	1.3
University	54,764	16.1
Tertiary education	72,728	21.3
Technical/polytechnic school	34,416	10.1
Secondary, technical/polytechnic school or below	174,586	51.2
Total	340,886	100

7	EMPLOYEES’ PENSION SCHEME

Details of the employees’ pension scheme of the Company are set out in note 37 to the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2006, the Company had a total of 121,616 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED, CONTROLLING AND NON WHOLLY-OWNED SUBSIDIARIES

At 31 December 2006, details of the principal wholly-owned and non wholly-owned subsidiaries of the Company were as follows.

Name of company	Registered capital RMB millions	Percentage of shares held by Sinopec Corp. (%)	Total assets RMB millions	Net profit RMB millions	Auditor	Principal activities
China International United Petroleum and Chemical Company Limited	223	100.00	35,261	340	KPMG Huazhen	Trading of crude oil and petrochemical products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	27,684	737	KPMG Huazhen	Manufacturing of synthetic fibers, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Sales Company Limited	1,700	100.00	33,126	9,064	KPMG Huazhen	Marketing and distribution of refined oil products
Sinopec Yangzi Petrochemical Company Limited	2,330	99.81	19,937	2,032	KPMG Huazhen	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhenhai Refining and Chemical Company Limited	2,524	100.00	17,642	1,071	KPMG Huazhen	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	3,986	75.00	12,010	(1,500)	KPMG Huazhen	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited	1,950	99.76	11,539	1,485	KPMG Huazhen	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited	4,000	42.00	10,116	37	KPMG Huazhen	Production and sale of polyester chips and polyester fibres
China Petrochemical International Company Limited	1,663	100.00	8,931	231	KPMG Huazhen	Trading of petrochemical products
Sinopec Zhongyuan Petroleum Company Limited	875	99.35	6,663	897	KPMG Huazhen	Exploration and production of crude oil and natural gas
Sinopec Fujian Petrochemical Company Limited	2,253	50.00	6,608	(584)	KPMG Huazhen	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	104 RMB millions	72.40	4,171 RMB millions	157 RMB millions	KPMG	Trading of crude oil and petroleum products
Sinopec Qingdao Refining and intermediate Chemical Company Limited	800	85.00	3,516	—	KPMG Huazhen	Manufacturing of petrochemical products and petroleum products
Sinopec Shijiazhuang Refining Chemical Company Limited	1,154	79.73	2,792	(1,602)	KPMG Huazhen	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	2,429	508	KPMG Huazhen	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.00	1,271	57	KPMG Huazhen	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.00	919	44	KPMG Huazhen	Marketing and distribution of refined petroleum products
Sinopec Wuhan Petroleum Group Company Limited	147	46.25	609	40	Wuhan Zhonghuan CPA Company Limited	Marketing and distribution of refined petroleum products

The above indicated total assets and net profit has been prepared in accordance with the PRC Accounting Rules and Regulations. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have a material impact on Sinopec Corp.’s results or net assets are set out above.

REPORT OF THE PRC AUDITORS

To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Company (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2006, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year ended 31 December 2006, and notes to the financial statements.

1.	Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable.

2.	Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Opinion

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the Company’s consolidated financial position and financial position as at 31 December 2006, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year ended 31 December 2006.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Wu Wei
Zhang Jingjing

Beijing, The People’s Republic of China
6 April 2007

(A)	FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS
CONSOLIDATED BALANCE SHEET
at 31 December 2006

	Note	2006	2005
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and in hand	4	8,723	14,747
Bills receivable	5	8,757	7,143
Trade accounts receivable	6	15,590	14,532
Other receivables	7	10,597	11,487
Advance payments	8	5,392	5,051
Inventories	9	93,041	88,936
Total current assets		142,100	141,896
Long-term equity investments (Including equity investment differences of RMB 13,322 million (2005: RMB 2,003 million))	10	27,483	14,146
Fixed assets
Fixed assets, at cost		650,689	572,465
Less: Accumulated depreciation		291,151	265,611
Net book value of fixed assets before impairment losses	11	359,538	306,854
Less: Provision for impairment losses on fixed assets	11	6,025	6,234
Net book value of fixed assets		353,513	300,620
Construction materials	12	413	555
Construction in progress	13	52,757	48,073
Total fixed assets		406,683	349,248
Intangible assets and other assets
Intangible assets	14	6,676	5,924
Long-term deferred expenses	15	4,898	3,657
Total intangible assets and other assets		11,574	9,581
Deferred tax assets	16	6,710	5,701
Total assets		594,550	520,572
Liabilities and shareholders’ funds
Current liabilities
Short-term loans	17	30,515	16,124
Bills payable	18	21,685	23,243
Trade accounts payable	19	52,125	52,967
Receipts in advance	20	19,689	14,086
Wages payable		3,194	3,436
Staff welfare payable		969	1,052
Taxes payable	21	11,348	5,262
Other payables	22	3,731	1,830
Other creditors	23	36,065	24,161
Accrued expenses	24	264	512
Short-term debentures payable	27	11,885	9,921
Current portion of long-term loans	25	16,360	15,198
Total current liabilities		207,830	167,792
Long-term liabilities
Long-term loans	26	105,565	103,492
Debentures payable	27	3,500	3,500
Other long-term liabilities	28	795	782
Total long-term liabilities		109,860	107,774
Total liabilities		317,690	275,566
Minority interests		21,985	29,383
Shareholders’ funds
Share capital	29	86,702	86,702
Capital reserve	30	37,607	37,121
Surplus reserves	31	59,094	34,028
Unrecognised investment losses		(1,221)	(594)
Retained profits (Including dividend proposed after the balance sheet date in respect of year 2006 of RMB 9,537 million (2005: RMB 7,803 million))	40	72,693	58,366
Total shareholders’ funds		254,875	215,623
Total liabilities and shareholders’ funds		594,550	520,572
These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

The notes on pages 86 to 115 form part of these financial statements.

BALANCE SHEET
at 31 December 2006

	Note	2006	2005
		RMB millions	RMB millions
Assets
Current assets
Assets
Current assets
Cash at bank and in hand	4	2,983	5,124
Bills receivable	5	2,760	1,334
Trade accounts receivable	6	8,832	8,826
Other receivables	7	8,462	9,604
Advance payments	8	4,393	4,118
Inventories	9	53,592	49,862
Total current assets		81,022	78,868
Long-term equity investments (Including equity investment differences of RMB 13,311 million (2005: RMB 2,017 million))	10	129,101	133,203
Fixed assets
Fixed assets, at cost		470,667	294,206
Less: Accumulated depreciation		211,899	123,747
Net book value of fixed assets before impairment losses	11	258,768	170,459
Less: Provision for impairment losses on fixed assets	11	4,374	4,191
Net book value of fixed assets		254,394	166,268
Construction materials	12	412	555
Construction in progress	13	40,526	38,937
Total fixed assets		295,332	205,760
Intangible assets and other assets
Intangible assets	14	5,166	4,238
Long-term deferred expenses	15	3,279	2,656
Total intangible assets and other assets		8,445	6,894
Deferred tax assets	16	5,839	3,203
Total assets		519,739	427,928
Liabilities and shareholders’ funds
Current liabilities
Short-term loans	17	15,851	6,940
Bills payable	18	16,265	19,077
Trade accounts payable	19	38,041	28,833
Receipts in advance	20	16,398	12,491
Wages payable		2,634	2,525
Staff welfare payable		591	514
Taxes payable	21	8,771	2,075
Other payables	22	3,359	527
Other creditors	23	45,331	22,914
Accrued expenses	24	21	173
Short-term debentures payable	27	9,885	9,921
Current portion of long-term loans	25	13,863	12,144
Total current liabilities		171,010	118,134
Long-term liabilities
Long-term loans	26	88,029	89,113
Debentures payable	27	3,500	3,500
Other long-term liabilities	28	768	315
Total long-term liabilities		92,297	92,928
Total liabilities		263,307	211,062
Shareholders’ funds
Share capital	29	86,702	86,702
Capital reserve	30	38,483	37,797
Surplus reserves	31	59,094	34,028
Retained profits (Including dividend proposed after the balance sheet date in respect of year 2006 of RMB 9,537 million (2005: RMB 7,803 million))	40	72,153	58,339
Total shareholders’ funds		256,432	216,866
Total liabilities and shareholders’ funds		519,739	427,928

These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

The notes on pages 86 to 115 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the year ended 31 December 2006

		Note	2006	2005
			RMB millions	RMB millions
Income from principal operations		32	1,044,579	799,115
Less:	Cost of sales		880,029	668,249
	Sales taxes and surcharges	33	28,286	17,152
Profit from principal operations			136,264	113,714
Add:	Profit from other operations		969	839
Less:	Selling expenses		24,734	22,690
	Administrative expenses		26,491	23,330
	Financial expenses	34	6,729	5,266
	Exploration expenses, including dry holes	35	7,983	6,411
Operating profit			71,296	56,856
Add:	Investment income	36	43	813
	Subsidy income	37	5,000	9,415
	Non-operating income	372		367
Less:	Non-operating expenses	38	3,459	5,969
Profit before taxation			73,252	61,482
Less:	Income tax	39	22,519	18,903
	Minority interests		696	2,902
Add:	Unrecognised investment losses/(reversal)		627	(119)
Net profit			50,664	39,558
Add:	Retained profits at the beginning of the year		58,366	37,124
Distributable profits			109,030	76,682
Less:	Transfer to statutory surplus reserve	31	5,066	3,956
	Transfer to statutory public welfare fund	31	—	3,956
	Transfer to discretionary surplus reserve	31	20,000	—
Distributable profits to shareholders			83,964	68,770
Less:	Distribution of ordinary shares’ final dividend	40	7,803	6,936
	Distribution of ordinary shares’ interim dividend	40	3,468	3,468
Retained profits at the end of the year (Including dividend proposed after the balance sheet date in respect of year 2006 of RMB 9,537 million (2005: RMB 7,803 million))		40	72,693	58,366

These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

The notes on pages 86 to 115 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the year ended 31 December 2006

		Note	2006	2005
			RMB millions	RMB millions
Income from principal operations		32	779,902	532,621
Less:	Cost of sales		656,600	480,866
	Sales taxes and surcharges	33	23,086	11,249
Profit from principal operations			100,216	40,506
Add:	Profit from other operations		869	512
Less:	Selling expenses		16,233	14,672
	Administrative expenses		20,473	14,573
	Financial expenses	34	5,283	3,539
	Exploration expenses, including dry holes	35	7,959	5,052
Operating profit			51,137	3,182
Add:	Investment income	36	20,944	51,646
	Subsidy income	37	3,016	6,584
	Non-operating income		209	224
Less:	Non-operating expenses	38	2,745	3,967
Profit before taxation			72,561	57,669
Less:	Income tax	39	22,410	18,138
Net profit			50,151	39,531
Add:	Retained profits at the beginning of the year		58,339	37,124
Distributable profits			108,490	76,655
Less:	Transfer to statutory surplus reserve	31	5,066	3,956
	Transfer to statutory public welfare fund	31	—	3,956
	Transfer to discretionary surplus reserve	31	20,000	—
Distributable profits to shareholders			83,424	68,743
Less:	Distribution of ordinary shares’ final dividend	40	7,803	6,936
	Distribution of ordinary shares’ interim dividend	40	3,468	3,468
Retained profits at the end of the year (Including dividend proposed after the balance sheet date in respect of year 2006 of RMB 9,537 million (2005: RMB 7,803 million))		40	72,153	58,339

These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

The notes on pages 86 to 115 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006

	Note	2006	2005
		RMB millions	RMB millions
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,252,217	965,505
Rentals received		384	387
Government grants received		5,000	9,415
Other cash received relating to operating activities		3,756	3,572
Sub-total of cash inflows		1,261,357	978,879
Cash paid for goods and services		(1,039,625)	(790,429)
Cash paid for operating leases		(6,087)	(5,629)
Cash paid to and on behalf of employees		(20,323)	(18,710)
Value added tax paid		(31,589)	(27,928)
Income tax paid		(19,564)	(20,998)
Taxes paid other than value added tax and income tax		(26,692)	(17,288)
Other cash paid relating to operating activities		(14,890)	(12,934)
Sub-total of cash outflows		(1,158,770)	(893,916)
Net cash flow from operating activities	(a)	102,587	84,963
Cash flows from investing activities:
Cash received from sale of investments		510	417
Dividends received		617	668
Net cash received from sale of fixed assets and intangible assets		349	510
Cash received on maturity of time deposits with financial institutions		1,283	1,462
Other cash received relating to investing activities		557	386
Sub-total of cash inflows		3,316	3,443
Cash paid for acquisition of fixed assets and intangible assets		(76,701)	(65,031)
Cash paid for acquisition of fixed assets and intangible assets of jointly controlled entities		(382)	(2,474)
Cash paid for purchase of investments		(3,569)	(3,605)
Cash paid for purchase of time deposits with financial institutions		(916)	(565)
Cash paid for acquisition of operating assets and related liabilities from Sinopec Group Company		—	(3,128)
Cash paid for acquisition of subsidiaries		(21,971)	(4,324)
Sub-total of cash outflows		(103,539)	(79,127)
Net cash flow from investing activities		(100,223)	(75,684)
Cash flows from financing activities:
Cash received from contribution from minority shareholders		1,255	129
Cash received from issuance of corporate bonds, net of issuing expenses		22,689	9,875
Cash received from borrowings		763,771	550,557
Cash received from borrowings of jointly controlled entities		87	3,954
Sub-total of cash inflows		787,802	564,515
Cash repayments of corporate bonds		(21,000)	—
Cash repayments of borrowings		(753,979)	(557,432)
Cash paid for dividends, profits distribution or interest expenses		(20,097)	(17,365)
Dividends paid to minority shareholders by subsidiaries		(722)	(1,611)
Sub-total of cash outflows		(795,798)	(576,408)
Net cash flow from financing activities		(7,996)	(11,893)
Effects of changes in foreign exchange rate		(25)	(22)
Net decrease in cash and cash equivalents	(b)	(5,657)	(2,636)

The notes on pages 86 to 115 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006
notes to the consolidated cash flow statement
			2006	2005
			RMB millions	RMB millions

(a)	Reconciliation of net profit to cash flows from operating activities:
	Net profit		50,664	39,558
	Add:	Provision/(reversal of) for allowance for doubtful accounts	253	(144)
		Provision for diminution in value of inventories	102	82
		Depreciation of fixed assets	33,627	30,845
		Amortisation of intangible assets	633	986
		Impairment losses on fixed assets	600	1,851
		Impairment losses on long-term investments	48	77
		Net loss on disposal of fixed assets and intangible assets	1,646	2,202
		Financial expenses	6,729	5,266
		Dry hole costs	3,960	2,992
		Investment income	(91)	(890)
		Deferred tax assets	(939)	(1,733)
		Increase in inventories	(3,203)	(25,078)
		Increase in operating receivables	(1,196)	(2,256)
		Increase in operating payables	9,058	28,303
		Minority interests	696	2,902
	Net cash flow from operating activities		102,587	84,963

(b)	Net decrease in cash and cash equivalents:
	Cash and cash equivalents at the end of the year	8,088	13,745
	Less: Cash and cash equivalents at the beginning of the year	13,745	16,381
	Net decrease in cash and cash equivalents	(5,657)	(2,636)

These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

CASH FLOW STATEMENT
for the year ended 31 December 2006

	Note	2006	2005
		RMB millions	RMB millions
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		940,422	645,438
Rentals received		263	273
Government grants received		3,016	6,584
Other cash received relating to operating activities		18,379	2,929
Sub-total of cash inflows		962,080	655,224
Cash paid for goods and services		(775,915)	(568,978)
Cash paid for operating leases		(5,445)	(4,991)
Cash paid to and on behalf of employees		(14,938)	(9,946)
Value added tax paid		(23,127)	(13,623)
Income tax paid		(13,013)	(3,396)
Taxes paid other than value added tax and income tax		(22,021)	(11,372)
Other cash paid relating to operating activities		(15,638)	(16,231)
Sub-total of cash outflows		(870,097)	(628,537)

Net cash flow from operating activities	(a)	91,983	26,687
Cash flows from investing activities:
Cash received from sale of investments		69	102
Dividends received		2,843	36,700
Net cash received from sale of fixed assets and intangible assets		122	169
Cash received on maturity of time deposits with financial institutions		90	184
Other cash received relating to investing activities		234	123
Sub-total of cash inflows		3,358	37,278
Cash paid for acquisition of fixed assets and intangible assets		(60,182)	(44,167)
Cash paid for purchase of investments		(7,356)	(6,927)
Cash paid for purchase of time deposits with financial institutions		(200)	(46)
Cash paid for acquisition of operating assets and related liabilities from Sinopec Group Company		—	(3,128)
Cash paid for acquisition of subsidiaries		(21,971)	(4,324)
Sub-total of cash outflows		(89,709)	(58,592)

Net cash flow from investing activities		(86,351)	(21,314)
Cash flows from financing activities:
Cash received from issuance of corporate bonds, net of issuing expenses		19,711	9,875
Cash received from borrowings		507,716	348,381
Sub-total of cash inflows		527,427	358,256
Cash repayments of corporate bonds		(20,000)	—
Cash repayments of borrowings		(498,050)	(349,794)
Cash paid for dividends, profits distribution or interest expenses		(17,260)	(14,872)
Sub-total of cash outflows		(535,310)	(364,666)

Net cash flow from financing activities		(7,883)	(6,410)

Net decrease in cash and cash equivalents	(b)	(2,251)	(1,037)

The notes on pages 86 to 115 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2006
notes to the cash flow statement

			2006	2005
			RMB millions	RMB millions

(a)	Reconciliation of net profit to cash flows from operating activities:
	Net profit		50,151	39,531
	Add:	Provision/(reversal of) for allowance for doubtful accounts	132	(448)
		Provision/(reversal of) for diminution in value of inventories	113	(17)
		Depreciation of fixed assets	24,822	15,186
		Amortisation of intangible assets	368	755
		Impairment losses on fixed assets	531	1,082
		Impairment losses on long-term investments	20	14
		Net loss on disposal of fixed assets and intangible assets	1,416	1,681
		Financial expenses	5,283	3,539
		Dry hole costs	3,950	2,271
		Investment income	(14,658)	(34,690)
		Deferred tax liabilities (less: assets)	(554)	489
		Increase in inventories	(3,450)	(16,356)
		(Increase)/decrease in operating receivables	(4,935)	12,853
		Increase in operating payables	28,794	797
	Net cash flow from operating activities		91,983	91,983

(b)	Net decrease in cash and cash equivalents:
		Cash and cash equivalents at the end of the year	2,763	5,014
		Less: Cash and cash equivalents at the beginning of the year	5,014	6,051
		Net decrease in cash and cash equivalents	(2,251)	(1,037)

These financial statements have been approved by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang	Liu Yun
Chairman	Director,	Director,	Head of Corporate
(Authorised representative)	President	Senior Vice President and	Finance Department
Chief Financial Officer

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2006

1	STATUS OF THE COMPANY
China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” ( the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation (“registered valuers”). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products, and

(3)	the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 10 October 2006, the Company acquired equity interests in Sinopec Hainan Refining and Chemical Company Limited (“Sinopec Hainan”) by way of capital injection of RMB 2,990 million (hereinafter referred to as the “Acquisition of Sinopec Hainan”). Upon the completion of the capital increase, the Company will hold 75% of the equity interests in Sinopec Hainan.

Pursuant to the resolution passed at the Directors’ meeting on 6 December 2006, the Company acquired the equity interests in certain oil and gas companies (“Oil Production Plants”) from Sinopec Group Company, for a total consideration of RMB 3,500 million (hereinafter referred to as the “Acquisition of Oil Production Plants”).

2	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group are in conformity with the Accounting Standards for Business Enterprises and “Accounting Regulations for Business Enterprises” and other relevant regulations issued by the Ministry of Finance of the PRC.

(a)	Accounting year
The accounting year of the Group is from 1 January to 31 December.

(b)	Basis of consolidation

The Group prepared the consolidated financial statements according to “Accounting Regulations for Business Enterprises” and “Provisional regulations on consolidated financial statements” Cai Kuai Zi [1995] No.11 issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. A subsidiary is a company held by the Company directly or indirectly, of more than 50% (excluding 50%) of the equity interest, or the Company holds less than 50% of the equity interest of a company but has effective controlling power. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds more than 50% of the equity interests or holds less than 50% of equity interest but has effective controlling power. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group’s consolidated financial statements, the Company does not consolidate these subsidiaries, but accounts for under the equity method in the long-term equity investments.

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

(c)	Basis of preparation and measurement basis
The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Reporting currency and translation of foreign currencies
The Group’s reporting currency is Renminbi.

Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly relating to the construction of fixed assets (see note 2(i)), are dealt with in the income statement.

All income statement items of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The asset and liability items are translated into Renminbi at the PBOC rates at the balance sheet date. The equity items, excluding the item of “Retained Profit”, are translated into Renminbi on the transaction date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

(e)	Cash equivalents
Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(f)	Allowance for doubtful accounts

Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management’s estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

(g)	Inventories
Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overheads.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

Inventories are recorded by perpetual method.

(h)	Long-term equity investments

Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group’s share of the shareholders’ funds in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Group’s share of shareholders’ funds of the investee enterprise, is accounted for as follows:

—
Any excess of the initial investment cost over the share of shareholders’ funds of the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or not more than 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

—
Any shortfall of the initial investment cost over the share of shareholders’ funds of the investee is recognised in capital reserve – reserve for equity investment acquired after the issuance of Cai Kuai [2003] No.10 “Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)”. If the investment was acquired before the issuance of Cai Kuai [2003] No.10 “Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)”, such shortfall is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

The Group makes provision for impairment losses on long-term equity investments (see note 2(w)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Fixed assets and construction in progress
Fixed assets represent the assets held by the Group for use in the production of goods and for administrative purposes with useful life over 1 year and comparatively high unit value.

Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(w)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses (see note 2(w)). The revalued amount represents the amount of assets, which is determined by revaluation carried out in accordance with the relevant rules and regulations.

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Fixed assets of the Group are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful live	Estimated rate of residual value
Land and buildings	15-45 years	3%-5%
Oil and gas properties	10-14 years	0%-3%
Plant, machinery, equipment, vehicles and others	4-18 years	3%
Oil depots and storage tanks	8-14 years	3%
Service stations	25 years	3%-5%

(j)	Oil and gas properties

Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

(k)	Intangible assets

Intangible assets are stated in the balance sheet at cost or revalued amount less accumulated amortisation and provision for impairment losses (see note 2(w)). Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the contracted beneficial period and the effective period stipulated by law. Amortisation is provided over 10 years if it is not specified in contracts or stipulated by law.

Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

(l)	Pre-operating expenditures

Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month operations commence.

(m)	Debentures payable
Debentures payable is stated in the balance sheet based on the proceeds received upon issuance. Interest expenses are calculated based on actual interest rate.

The premium/discount on debentures is amortised on a straight-line basis, over the period from the issue date to the maturity date.

(n)	Revenue recognition

Revenue is recognised only when it is probable that economic benefits will flow to the enterprises, and the amount of the inflow of economic benefits can be measured reliably. Revenue is recognised according to the following measures:

(i)	Revenues from sales of goods
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii)	Revenues from rendering services

Revenue from the rendering of services only involving in one accounting year is recognised in the income statement upon completion. If a transaction lasts more than one accounting years, when the outcome of the transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed; or when the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

(iii)	Interest Income
Interest income is recognised on a time proportion basis according to the principal outstanding and the applicable rate.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Income tax
Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

(p)	Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(q)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

(r)	Environmental expenditures
Environmental expenditures relating to circumstances arising as a result of the current or past businesses are recognised in the income statement when incurred.

(s)	Research and development costs
Research and development costs are recognised in the income statement when incurred.

(t)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(u)	Dividends

Dividends appropriated to shareholders are recognised in the income statement and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders’ funds in the balance sheet.

(v)	Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by a governmental organisation. The Group makes contributions to the retirement scheme at the applicable rate(s) based on the employees’ salaries. The contributions are charged to the income statement on an accrual basis. After the payment of the contributions under the retirement plan, the Group does not have any other obligations in this respect.

(w)	Provision for impairment

The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Group’s share of the shareholders’ funds of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

(x)	Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

3	TAXATION
Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax, value added tax and special oil income levy.

Income tax rate is 33% and that of certain subsidiaries is 15%.

Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively. Effective from 1 April 2006, the Ministry of Finance prescribed new tax rates on refined oil products. New tax rates levied upon naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil were RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne respectively. The consumption tax on jet fuel oil is temporarily exempted while others are temporarily imposed on 30% of the taxable amounts.

For the period from 1 January 2005 to 30 June 2005, resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively. Since 1 July 2005, resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre respectively.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

With effective from 26 March 2006, the Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches, subsidiaries and jointly controlled entities granted with tax concession are set out below:

Name of branches, subsidiaries and jointly controlled entities	Preferential tax rate	Reasons for granting concession

Sinopec National Star Xinan Branch	15%	Tax preferential policy in the western part of China
Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Sinopec Shanghai Petrochemical Company Limited	15%	The first batch of joint stock enterprise
		which successfully got listed overseas
Sinopec Yizheng Chemical Fibre Company Limited	15%	The first batch of joint stock enterprise
		which successfully got listed overseas
Sinopec Yangzi Petrochemical Company Limited	15%	High technology enterprise
Sinopec Zhongyuan Petroleum Company Limited	15%	High technology enterprise
Petro-CyberWorks Information Technology Company Limited	15%	High technology enterprise
Shanghai Secco Petrochemical Company Limited	2-year exemption and	Foreign investment enterprise
	3-year 50% reduction
BASF-YPC Company Limited	2-year exemption and	Foreign investment enterprise
	3-year 50% reduction
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and	Foreign investment enterprise
	3-year 50% reduction

4	CASH AT BANK AND IN HAND

The Group

	Original currency millions	2006 Exchange rates	RMB millions	Origina currency millions	2005 Exchange rates	RMB millions
Cash in hand
Renminbi			15			207
Cash at bank
Renminbi			7,192			9,229
US Dollars	97	7.8087	760	76	8.0702	616
Hong Kong Dollars	27	1.0047	27	63	1.0403	66
Japanese Yen	259	0.0656	17	277	0.0687	19
Euro	2	10.2665	23	2	9.5797	21
			8,034			10,158
Deposits at related parties
Renminbi			688			4,588
US Dollars	—	7.8087	1	—	8.0702	1
Total cash at bank and in hand			8,723			14,747

4	CASH AT BANK AND IN HAND (Continued)

The Company

	Original currency millions	2006 Exchange rates	RMB millions	Origina currency millions	2005 Exchange rates	RMB millions
Cash in hand
Renminbi			5			12
Cash at bank
Renminbi			2,745			3,075
US Dollars	--	7.8087	1	1	8.0702	10
						3,097
Deposits at related parties
Renminbi			231			2,026
US Dollars	--	7.8087	1	--	8.0702	1
Total cash at bank and in hand			2,983			5,124

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

As at 31 December 2006, time deposits with financial institutions of the Group and the Company amounted to RMB 635 million (2005: RMB 1,002 million) and RMB 220 million (2005: RMB 110 million), respectively.

5	BILLS RECEIVABLE
Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

6	TRADE ACCOUNTS RECEIVABLE

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from subsidiaries	—	—	5,570	6,252
Amounts due from Sinopec Group Company and fellow subsidiaries	3,396	3,049	923	518
Amounts due from associates	380	572	8	10
Amounts due from jointly controlled entities	547	505	377	229
Amounts due from others	14,601	13,546	4,622	4,136
	18,924	17,672	11,500	11,145
Less: Allowance for doubtful accounts	3,334	3,140	2,668	2,319
Total	15,590	14,532	8,832	8,826

Allowance for doubtful accounts is analysed as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	3,140	3,671	2,319	2,837
Provision for the year	438	328	261	186
Written back for the year	(153)	(503)	(128)	(424)
Written off for the year	(91)	(356)	(78)	(280)
Transferred from subsidiaries	--	--	294	--
Balance at 31 December	3,334	3,140	2,668	2,319

Ageing analysis on trade accounts receivable is as follows:

	The Group
	2006					2005
	Amount		Allowance		Amount		Allowance
	RMB millions	%	RMB millions	%	RMB millions	%	RMB millions
Within one year	15,432	81.5	94	0.6	14,320	81.0	49	0.3
Between one and two years	295	1.6	126	42.7	279	1.6	101	36.2
Between two and three years	242	1.3	186	76.9	158	0.9	115	72.8
Over three years	2,955	15.6	2,928	99.1	2,915	16.5	2,875	98.6
Total	18,924	100.0	3,334		17,672	100.0	3,140

6	TRADE ACCOUNTS RECEIVABLE (Continued)

	The Company
	2006					2005
	Amount		Allowance		Amount		Allowance
	RMB millions	%	RMB millions	%	RMB millions	%	RMB millions
Within one year	8,655	75.3	47	0.5	8,721	78.1	45	0.5
Between one and two years	219	1.9	61	27.9	164	1.5	52	31.7
Between two and three years	144	1.3	101	70.1	95	0.9	70	73.7
Over three years	2,482	21.5	2,459	99.1	2,165	19.5	2,152	99.4
Total	11,500	100.0	2,668		11,145	100.0	2,319

Major trade accounts receivable of the Group at 31 December 2006 are set out below:

		Percentage on trade
	Balance	accounts receivable
Name of debtor	RMB millions	%
Heilongjiang Union Oil and Chemicals Company Limited	913	4.8
North Petroleum International Company Limited	828	4.4
Shell International Eastern Trading Company	699	3.7
Petroleo Brasileiro S.A.	481	2.5
BP Singapore Pte. Limited	453	2.4

Major trade accounts receivable of the Group at 31 December 2005 are set out below:

		Percentage on trade
	Balance	accounts receivable
Name of debtor	RMB millions	%
Guangdong Nanhua Petroleum Company Limited	921	5.2
Dongxing Oil Industry Limited	697	3.9
Sinopec Railway Oil Marketing Company Limited	330	1.9
SK Corporation	232	1.3
Sinochem Singapore Petroleum International Company Limited	216	1.2

Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

During the years ended 31 December 2006 and 2005, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided for.

During the years ended 31 December 2006 and 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2006 and 2005, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

7	OTHER RECEIVABLES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from subsidiaries	--	--	3,592	1,740
Amounts due from Sinopec Group Company and fellow subsidiaries	2,102	3,059	1,784	2,708
Amounts due from associates	306	521	284	501
Amounts due from others	11,659	11,419	6,501	7,855
	14,067	14,999	12,161	12,804
Less: Allowance for doubtful accounts	3,470	3,512	3,699	3,200
Total	10,597	11,487	8,462	9,604

Allowance for doubtful accounts is analysed as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	3,512	3,496	3,200	3,423
Provision for the year	107	446	80	176
Written back for the year	(113)	(415)	(81)	(386)
Written off for the year	(36)	(15)	(31)	(13)
Transferred from subsidiaries	—	—	531	—
Balance at 31 December	3,470	3,512	3,699	3,200

7	OTHER RECEIVABLES (Continued)
Ageing analysis of other receivables is as follows:

	The Group
	2006					2005
	Amount		Allowance		Amount		Allowance
	RMB millions	%	RMB millions	%	RMB millions	%	RMB millions
Within one year	7,250	51.5	25	0.3	9,167	61.1	15	0.2
Between one and two years	1,747	12.4	49	2.8	676	4.5	33	4.9
Between two and three years	397	2.9	296	74.6	447	3.0	338	75.6
Over three years	4,673	33.2	3,100	66.3	4,709	31.4	3,126	66.4
Total	14,067	100.0	3,470		14,999		3,512

	The Company
	2006					2005
	Amount		Allowance		Amount		Allowance
	RMB millions	%	RMB millions	%	RMB millions	%	RMB millions
Within one year	6,171	50.7	9	0.1	7,127	55.7	5	0.1
Between one and two years	566	4.7	31	5.5	491	3.8	19	3.9
Between two and three years	254	2.1	41	16.1	748	5.8	622	83.1
Over three years	5,170	42.5	3,618	70.0	4,438	34.7	2,554	57.5
Total	12,161	100.0	3,699		12,804	100.0	3,200

Major other receivables of the Group at 31 December 2006 are set out below:

			Percentage on
		Balance	other receivables
Name of debtor	Particulars	RMB millions	%
China Petrochemical Company	Current Account	806	5.7
Land Development Center of Quangang District, Quanzhou	Current Account	417	3.0
Qingdao Huacheng Petro Chemical Property Development Co. Ltd.	Current Account	288	2.0
Ningbo Taiyi Real Estate Company Limited	Current Account	192	1.4
CPC Ningbo Construction Co., Ltd	Current Account	182	1.3

Major other receivables of the Group at 31 December 2005 are set out below:

			Percentage on
		Balance	other receivables
Name of debtor	Particulars	RMB millions	%
China Petrochemical Corporation	Current Account	1,507	10.0
Fujian Quanzhou Qu Finance Bureau	Current Account	375	2.5
Jinhuang Real Estate Company Limited	Current Account	208	1.4
Ningbo Taiyi Real Estate Company Limited	Current Account	192	1.3
Qingdao Qirun Petrochemical Company Limited	Current Account	162	1.0

Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the years ended 31 December 2006 and 2005, the Group and the Company had no individually significant other receivables been fully or substantially provided for.

During the years ended 31 December 2006 and 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2006 and 2005, except for the current account with China Petrochemical Company, the Group and the Company had no individually significant other receivables that aged over three years.

8	ADVANCE PAYMENTS
All advance payments are aged within one year.

Except for the balances disclosed in Note 41, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9	INVENTORIES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Raw materials	54,245	53,350	28,972	25,471
Work in progress	9,828	9,422	5,061	4,659
Finished goods	25,762)	23,163)	17,574)	17,980
Spare parts and consumables	4,072)	3,893)	2,454)	2,061
	93,907	89,828	54,061	50,171
Less: Provision for diminution in value of inventories	866	892	469	309
	93,041	88,936	53,592	49,862

All of the above inventories are purchased or self-manufactured.

Provision for diminution in value of inventories is mainly against finished goods and spare parts.

Provision for diminution in value of inventories is analysed as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	892	906	309	394
Provision for the year	419	262	154	64
Written back for the year	(317)	(180)	(41)	(81)
Written off	(128)	(96)	(59)	(68)
Transferred from subsidiaries	—	—	106	—
Balance at 31 December	866	892	469	309

The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 898,465 million (2005: RMB 683,375 million) and RMB 675,493 million (2005: RMB 488,592 million) for the year ended 31 December 2006, respectively.

10	LONG-TERM EQUITY INVESTMENTS

The Group

		Unlisted		Provision
		stock and	Equity	for
	Listed stock	other equity	investment	impairment
	investment	investment	differences	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2006	823	11,647	2,003	(327)	14,146
Addition for the year	—	2,606	12,493	—	15,099
Share of profits less losses from investments
accounted for under the equity method	25	922	—	—	947
Long-term equity investments accounted
for as a subsidiary	(494)	—	—	—	(494)
Dividends receivable/received	(11)	(332)	—	—	(343)
Disposal for the year	—	(709)	(16)	—	(725)
Amortisation for the year	—	—	(1,158)	—	(1,158)
Movement of provision for impairment losses	—	—	—	11	11
Balance at 31 December 2006	343	14,134	13,322	(316)	27,483

The Company

		Unlisted		Provision
		stock and	Equity	for
	Listed stock	other equity	investment	impairment
	investment	investment	differences	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2006	48,564	82,725	2,017	(103)	133,203
Addition for the year	—	21,512	12,470	—	33,982
Reclassification	(32,817)	32,817	—	—	—
Share of profits less losses from investments
accounted for under the equity method	(771)	17,048	—	—	16,277
Dividends receivable/received	(445)	(2,303)	—	—	(2,748)
Disposal for the year	—	(169)	(14)	—	(183)
Acquired equity interests in subsidiaries (Note)	—	(50,259)	—	—	(50,259)
Amortisation for the year	—	—	(1,162)	—	(1,162)
Movement of provision for impairment losses	—	—	—	(9)	(9)
Balance at 31 December 2006	14,531	101,371	13,311	(112)	129,101

Note:
During the year ended 31 December 2006, the Company acquired all the assets and liabilities of Sinopec Shengli Oilfield Company Limited, Sinopec Beijing Yanhua Petrochemical Company Limited (“Beijing Yanhua”) and Sinopec Zhenhai Refining and Chemical Company Limited (“Sinopec Zhenhai”). The above companies no longer existed as at 31 December 2006.

10	LONG-TERM EQUITY INVESTMENTS (Continued)
Provision for impairment losses is analysed as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	327	353	103	155
Provision for the year	48	77	20	14
Written back for the year	—	(17)	—	—
Written off	(59)	(86)	(11)	(66)
Transferred from subsidiaries	316	327	112	103
Balance at 31 December

At 31 December 2006 and 2005, the Group and the Company had no individually significant long-term equity investments which had been provided for.

Other equity investments represent the Group’s interests in PRC domiciled enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investments of the Company represent investments in subsidiaries, associates and jointly controlled entities. Details of the Company’s principal subsidiaries are set out in Note 42.

At 31 December 2006, details of listed stock investment of the Group (associates) are as follows:

Shares of
profits
			Percentage		Balance	accounted		Balance
			of equity	Initial	at 1	for under	Dividends	at 31
	Type of	No. of	interest	investment	January	the equity	Receivable/	December
Name of	equity	shares	held by	cost	2006	method	received	2006
investee enterprise	interest	millions	the Group	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Shandong	Legal
Taishan Petroleum Co Ltd	person shares	186	38.68%	124	329	25	(11)	343

At 31 December 2006, details of principal unlisted stock and other equity investment of the Group (including associates) are as follows:

						Share of
						profits
						accounted for		Balance
				Balance at 1	Addition	under the	Dividends	31
			Percentage	January	for the	equity	receivable/	December
	Initial		of equity	2006	year	method	received	2006
Name of	investment	Investment	interest held	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
investee enterprise	cost	period	by the Group
	RMB millions
Sinopec Finance Company Limited (i) (ii)	2,712	—	49%	1,517	1,507	235	—	3,259
China Aviation Oil Supply Company Limited (ii)	1,102	—	29%	1,102	—	53	—	1,155
Shanghai Petroleum National Gas Corporation (i) (ii)	300	—	30%	958	—	236	(180)	1,014
Shanghai Chemical Industry Park Development Company Limited (ii)	608	—	38%	659	—	4	(2)	661
China Shipping & Sinopec Suppliers Company Limited (ii)	438	—	50%	509	—	15	—	524
Qingdao Shihua Crude Oil Terminal Co Ltd (i) (ii)	346	30 years	50%	—	346	—	—	346
Sinopec Changjiang Fuel Company Limited (ii)	190	20 years	50%	253	—	56	(34)	275
Hunan Highway Industrial Development Company Limited (i) (ii)	215	—	49%	221	—	4	(5)	220
Beijng International Trust and Investment Company Limited	200	—	8%	200	—	—	—	200
Zhejiang Express Petroleum Development Company Limited (i) (ii)	174	30 years	50%	177	—	(7)	(13)	157
China Gas Holdings Ltd	136	—	11%	136	—	—	—	136
Sinopec Railway Oil Marketing Company Limited (ii)	74	20 years	50%	126	—	46	(32)	140

(i)	These entities are principal associates of the Company.

(ii)	These entities are principal associates of the Group.

No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

At 31 December 2006, the Group’s and the Company’s proportion of the total investments to the net assets was 11% (2005: 7%) and 50% (2005: 61%), respectively.

At 31 December 2006, the Group’s and the Company’s equity investment differences represent mainly the equity investment differences resulting from the acquisitions of the minority interests of Beijing Yanhua, Sinopec Zhenhai Refining and Chemical Company Limited, Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited, and Sinopec Shengli Oilfield Dynamic Company Limited. The equity investment differences are amortised on a straight-line basis over 10 years. The carrying values of the equity investment differences as at 31 December 2006 are RMB 11,851 million.

11	FIXED ASSETS

The Group – by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	189,126	122,009	76,673	180,183	4,474	572,465
Addition for the year	249	145	1,280	280	456	2,410
Transferred from construction in progress	26,504	26,849	9,707	15,792	161	79,013
Acquisition of a subsidiary	10,621	16	—	—	—	10,637
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,448)	(1,527)	(2,280)	(4,428)	(153)	(13,836)
Balance at 31 December 2006	220,996	146,892	85,380	192,552	4,869	650,689
Accumulated depreciation:
Balance at 1 January 2006	94,741	61,160	13,476	94,685	1,549	265,611
Depreciation charge for the year	12,759	7,635	3,371	9,440	422	33,627
Acquisition of a subsidiary	2,330	3	—	—	—	2,333
Reclassification	(23)	(392)	—	420	(5)	—
Written back on disposal	(5,143)	(1,315)	(961)	(2,893)	(108)	(10,420)
Balance at 31 December 2006	104,664	67,091	15,886	101,652	1,858	291,151
Net book value:
Balance at 31 December 2006	116,332	79,801	69,494	90,900	3,011	359,538
Balance at 31 December 2005	94,385	60,849	63,197	85,498	2,925	306,854

The Company – by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	72,478	91,960	67,548	58,840	3,380	294,206
Addition for the year	192	109	1,276	7	11	1,595
Transferred from construction in progress	25,317	14,920	7,735	11,717	52	59,741
Transferred from subsidiaries	107,949	2,702	—	15,761	—	126,412
Transferred to subsidiaries	—	—	(746)	—	—	(746)
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,313)	(1,242)	(2,158)	(1,723)	(105)	(10,541)
Balance at 31 December 2006	200,567	107,849	73,655	85,327	3,269	470,667
Accumulated depreciation:
Balance at 1 January 2006	29,346	46,261	12,809	34,263	1,068	123,747
Depreciation charge for the year	12,011	5,702	3,031	3,843	235	24,822
Transferred from subsidiaries	60,961	1,470	—	9,356	—	71,787
Transferred to subsidiaries	—	—	(74)	—	—	(74)
Reclassification	(23)	(395)	—	423	(5)	—
Written back on disposal	(5,091)	(1,083)	(908)	(1,230)	(71)	(8,383)
Balance at 31 December 2006	97,204	51,955	14,858	46,655	1,227	211,899
Net book value:
Balance at 31 December 2006	103,363	55,894	58,797	38,672	2,042	258,768
Balance at 31 December 2005	43,132	45,699	54,739	24,577	2,312	170,459

11	FIXED ASSETS (Continued)

The Group – by asset class

	Land and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment, vehicles and others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	49,318	169,941	72,217	280,989	572,465
Addition for the year	668	—	1,071	671	2,410
Transferred from construction in progress	2,674	24,554	14,169	37,616	79,013
Acquisition of a subsidiary	1,053	8,990	—	594	10,637
Reclassification	(1,569)	10	3,170	(1,611)	—
Disposals	(880)	(5,171)	(1,658)	(6,127)	(13,836)
Balance at 31 December 2006	51,264	198,324	88,969	312,132	650,689
Accumulated depreciation:
Balance at 1 January 2006	21,130	85,896	12,738	145,847	265,611
Depreciation charge for the year	1,850	12,095	3,692	15,990	33,627
Acquisition of a subsidiary	103	2,046	—	184	2,333
Reclassification	(495)	(45)	1,072	(532)	—
Written back on disposal	(385)	(4,974)	(747)	(4,314)	(10,420)
Balance at 31 December 2006	22,203	95,018	16,755	157,175	291,151
Net book value:
Balance at 31 December 2006	29,061	103,306	72,214	154,957	359,538
Balance at 31 December 2005	28,188	84,045	59,479	135,142	306,854

The Company – by asset class

	Land and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment, vehicles and others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	25,278	64,142	64,056	140,730	294,206
Addition for the year	61	—	1,046	488	1,595
Transferred from construction in progress	959	23,683	12,213	22,886	59,741
Transferred from subsidiaries	3,288	101,287	—	21,837	126,412
Transferred to subsidiaries	—	—	(746)	—	(746)
Reclassification	(2,512)	10	2,845	(343)	—
Disposals	(321)	(5,144)	(1,531)	(3,545)	(10,541)
Balance at 31 December 2006	26,753	183,978	77,883	182,053	470,667
Accumulated depreciation:
Balance at 1 January 2006	10,329	27,358	11,943	74,117	123,747
Depreciation charge for the year	928	11,513	3,095	9,286	24,822
Transferred from subsidiaries	1,054	55,576	—	15,157	71,787
Transferred to subsidiaries	—	—	(74)	—	(74)
Reclassification	(555)	(45)	1,060	(460)	—
Written back on disposal	(217)	(4,948)	(696)	(2,522)	(8,383)
Balance at 31 December 2006	11,539	89,454	15,328	95,578	211,899
Net book value:
Balance at 31 December 2006	15,214	94,524	62,555	86,475	258,768
Balance at 31 December 2005	14,949	36,784	52,113	66,613	170,459

The fixed assets and construction in progress of the Group at 30 September 1999 were revalued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group’s financial statements since the year ended 31 December 1999.

In connection with the acquisitions of certain entities and related operations from Sinopec Group Company in prior years, the related fixed assets were revalued by independent valuers in accordance with relevant PRC rules and regulations. Surplus on these revaluations of RMB 1,029 million has been incorporated in the Group’s financial statements.

In connection with the Acquisition of Oil Production Plants, the fixed assets and construction of progress of the Oil Production Plants were revalued by a firm of independent valuers in accordance with the relevant PRC rules and regulations. The value of the fixed assets and construction of progress of the Oil Production Plants pursuant to the valuation approximated the net historical carrying value of the assets.

At 31 December 2006, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 288 million (2005: RMB 83 million) and RMB 75 million (2005: RMB 10 million), respectively.

11	FIXED ASSETS (Continued)
Provision for impairment losses on fixed assets is analysed as follows:

The Group – by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Total RMB millions
Balance at 1 January 2006	843	11	1,270	4,110	6,234
Addition for the year	327	—	23	250	600
Written off for the year	(53)	—	(142)	(614)	(809)
Balance at 31 December 2006	1,117	11	1,151	3,746	6,025

The Company – by segment

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Total RMB millions
Balance at 1 January 2006	780	11	1,241	2,159	4,191
Addition for the year	308	—	23	200	531
Transferred from subsidiaries	—	2	—	—	2
Written off for the year	(53)	—	(142)	(155)	(350)
Balance at 31 December 2006	1,035	13	1,122	2,204	4,374

The Group – by asset class

	Land and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment, vehicles and others RMB millions	Total RMB millions
Balance at 1 January 2006	351	843	917	4,123	6,234
Addition for the year	118	307	23	152	600
Reclassification	143	—	149	(292)	—
Written off for the year	(90)	(52)	(87)	(580)	(809)
Balance at 31 December 2006	522	1,098	1,002	3,403	6,025

The Company – by asset class

	Land and buildings RMB millions	Oil and gas properties RMB millions	Oil depots, storage tanks and service stations RMB millions	Plant, machinery, equipment, vehicles and others RMB millions	Total RMB millions
Balance at 1 January 2006	154	780	935	2,322	4,191
Addition for the year	118	307	23	83	531
Transferred from subsidiaries	2	—	—	—	2
Reclassification	143	—	149	(292)	—
Written off for the year	(13)	(52)	(87)	(198)	(350)
Balance at 31 December 2006	404	1,035	1,020	1,915	4,374

The factors resulting in the exploration and production segment of the Group provision for impairment losses of RMB 327 million (2005: RMB 60 million) for the year ended 31 December 2006 were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these oil and gas properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Provision for impairment losses recognised on fixed assets of the chemicals segment of the Group of RMB 250 million (2005: RMB 1,425 million) for the year ended 31 December 2006 relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the provision for impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of the Group of RMB 23 million (2005: RMB 366 million) for the year ended 31 December 2006 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 31 December 2006 and 2005, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2006 and 2005, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12	CONSTRUCTION MATERIALS
At 31 December 2006 and 2005, the Group’s and the Company’s construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	10,884	14,185	9,956	10,902	2,146	48,073
Addition for the year	35,447	21,714	9,902	12,195	1,714	80,972
Addition for the year of jointly controlled entities	91	—	—	138	—	229
Acquisition of a subsidiary	462	5,994	—	—	—	6,456
Dry hole costs written off	(3,960)	—	—	—	—	(3,960)
Transferred to fixed assets	(26,504)	(26,849)	(9,707)	(15,792)	(161)	(79,013)
Balance at 31 December 2006	16,420	15,044	10,151	7,443	3,699	52,757

The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2006 by the Group ranged from 3.6% to 6.1% (2005: 3.3% to 6.6%).

The Group’s proportionate share of the jointly controlled entities’ construction in progress at 31 December 2006 in the exploration and production and the chemicals segments were RMB 2,980 million (2005: RMB 2,888 million) and RMB 603 million (2005: RMB 504 million), respectively.

At 31 December 2006, major construction projects of the Group are as follows:

Project name	Budgeted amount RMB millions	At 1 January 2006 RMB millions	Addition for the year RMB millions	At 31 December 2006 RMB millions	Percentage of completion	Source of funding	Accumulated interest capitalised at 31 December 2006 RMB millions
The Group
Qingdao Refinery Construction Project	12,499	149	3,002	3,151	25%	Bank loans & self-financing	1
Crude oil transportation and storage project for Tianjing Refinery and Chemistry Incorporation program	22,924	72	2,230	2,302	10%	Bank loans & self-financing	1
10,000,000 tonnes Refinery Plant Reform	2,521	1,029	1,212	2,241	89%	Bank loans & self-financing	41
Sichuan Natural Gas Pipeline Project	25,554	14	1,917	1,931	8%	Self-financing	—
15,000 million cubic per year Natural Gas Capacity Improvement Projec	29,059	—	1,883	1,883	6%	Self-financing	—

The Company

	Exploration and production RMB millions	Refining RMB millions	Marketing and distribution RMB millions	Chemicals RMB millions	Others RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	7,651	13,202	8,353	7,693	2,038	38,937
Addition for the year	32,487	14,210	8,093	8,236	1,056	64,082
Transferred from subsidiaries	927	34	—	237	—	1,198
Dry hole costs written off	(3,950)	—	—	—	—	(3,950)
Transferred to fixed assets	(25,317)	(14,920)	(7,735)	(11,717)	(52)	(59,741)
Balance at 31 December 2006	11,798	12,526	8,711	4,449	3,042	40,526

The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2006 by the Company ranged from 3.6% to 6.1% (2005: 3.3% to 6.6%).

14	INTANGIBLE ASSETS

The Group

	Computer software license RMB millions	Technical know-how RMB millions	Exploration and production right RMB millions	Others RMB millions	Total RMB millions
Cost:
Balance at 1 January 2006	1,033	2,946	3,163	1,316	8,458
Addition for the year	104	608	—	673	1,385
Balance at 31 December 2006	1,137	3,554	3,163	1,989	9,843
Accumulated Amortisation:
Balance at 1 January 2006	673	1,156	585	120	2,534
Amortisation charge for the year	72	308	117	136	633
Balance at 31 December 2006	745	1,464	702	256	3,167
Net book value:
Balance at 31 December 2006	392	2,090	2,461	1,733	6,676
Balance at 31 December 2005	360	1,790	2,578	1,196	5,924

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 31 December 2006, the remaining amortisation period of the exploration and production right was 21 years.

The Company

	Computer software license RMB millions	Technical know-how RMB millions	Exploration and production right RMB millions	Others RMB millions	Total RMB millions
Cost:
Balance at 1 January 2006	825	1,318	3,163	971	6,277
Addition for the year	93	608	—	449	1,150
Transferred from subsidiaries	—	208	—	—	208
Balance at 31 December 2006	918	2,134	3,163	1,420	7,635
Accumulated Amortisation:
Balance at 1 January 2006	586	803	585	65	2,039
Amortisation charge for the year	43	163	117	45	368
Transferred from subsidiaries	—	62	—	—	62
Balance at 31 December 2006	629	1,028	702	110	2,469
Net book value:
Balance at 31 December 2006	289	1,106	2,461	1,310	5,166
Balance at 31 December 2005	239	515	2,578	906	4,238

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 40 years. At 31 December 2006, the remaining amortisation period of the exploration and production right was 21 years.

15	LONG-TERM DEFERRED EXPENSES
Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

16	DEFERRED TAX ASSETS AND LIABILITIES

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005
				RMB millions
Current
Provisions, primarily for receivables and inventories	3,526	3,444	3,334	1,226
Accruals	865	456	814	409
Non-current
Fixed assets	2,220	1,642	1,674	1,553
Tax value of losses carried forward	53	128	—	—
Others	46	31	17	15
Deferred tax assets	6,710	5,701	5,839	3,203

17	SHORT-TERM LOANS
The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005
				RMB millions
Short-term bank loans	25,666	15,392	15,045	3,094
Loans from Sinopec Group Company and fellow subsidiaries	4,849	732	806	3,846
Total	30,515	16,124	15,851	6,940

The Group’s and the Company’s weighted average interest rates per annum on short-term loans were 5.2% (2005: 4.0%) and 4.7% (2005: 3.2%) respectively at 31 December 2006. The majority of the above loans are unsecured.

Except for the balance disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2006 and 2005, the Group and the Company had no significant overdue short-term loan.

18	BILLS PAYABLE
Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19	TRADE ACCOUNTS PAYABLE
The ageing analysis of trade accounts payable is as follows:

	The Group
	2006		2005
	RMB millions	%	RMB millions	%
Within 3 months	35,580	68.3	40,932	77.3
Between 3 and 6 months	14,850	28.4	10,542	19.9
Over 6 months	1,695	3.3	1,493	2.8
Total	52,125	100.0	52,967	100.0

	The Company
	2006		2005
	RMB millions	%	RMB millions	%
Within 3 months	24,066	63.3	22,129	76.7
Between 3 and 6 months	12,485	32.8	5,792	20.1
Over 6 months	1,490	3.9	912	3.2
Total	38,041	100.0	28,833	100.0

Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

At 31 December 2006 and 2005, the Group and the Company had no individually significant trade accounts payable aged over three years.

20	RECEIPTS IN ADVANCE
Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

At 31 December 2006 and 2005, the Group and the Company had no individually significant receipts in advance aged over one year.

21	TAXES PAYABLE

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Value added tax	(859)	(2,240)	(591)	(1,796)
Consumption tax	1,744	1,348	1,362	1,031
Income tax	9,176	5,029	7,162	2,494
Business tax	88	45	81	25
Other taxes	1,199	1,080	757	321
Total	11,348	5,262	8,771	2,075

The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant tax rules and regulations of the PRC during the years ended 31 December 2006 and 2005, except for certain branches and subsidiaries of the Company, which are taxed at a preferential rate of 15%, and certain jointly controlled entities of the Company, which are entitled to a tax holiday of a tax-free period for the first two years and a 50% reduction in income tax for the following three years.

22	OTHER PAYABLES
At 31 December 2006 and 2005, the Group’s and the Company’s other payables primarily represented payables for special oil income levy, resources compensation fee and education surcharge.

23	OTHER CREDITORS
At 31 December 2006 and 2005, the Group’s and the Company’s other creditors primarily represented payables for constructions.

Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2006 and 2005, the Group and the Company had no individually significant other creditors aged over three years.

24	ACCRUED EXPENSES

At 31 December 2006 and 2005, the Group’s and the Company’s accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25	CURRENT PORTION OF LONG-TERM LOANS
The Group’s and the Company’s current portion of long-term loans represent:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Long-term bank loans
— Renminbi loans	13,909	11,952	12,443	9,694
— Japanese Yen loans	526	615	526	615
— US Dollar loans	831	2,206	314	1,710
— Euro loans	25	24	25	24
— Hong Kong Dollar loans	—	82	—	—
	15,291	14,879	13,308	12,043
Long-term bank loans of jointly controlled entities
— Renminbi loans	183	82	—	—
— US Dollar loans	307	111	—	—
	490	193	—	—
Long-term other loans
— Renminbi loans	22	22	—	—
— US Dollar loans	5	4	3	1
	27	26	3	1
Long-term loans from Sinopec Group Company and fellow subsidiaries
— Renminbi loans	552	100	552	100
Total current portion of long-term loans	16,360	15,198	13,863	12,144

At 31 December 2006 and 2005, the Group and the Company had no significant overdue long-term loan.

26	LONG-TERM LOANS
The Group’s and the Company’s long-term loans represent:

		The Group		The Company
	Interest rate and final maturity	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Third parties debts
Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to 6.9% per annum at 31 December 2006 with maturities through 2016	65,484	59,769	55,457	54,792
Japanese Yen loans	Interest rates ranging from 2.6% to 5.8% per annum at 31 December 2006 with maturities through 2024	2,713	3,394	2,713	3,394
US Dollar loans	Interest rates ranging from interest free to 7.4% per annum at 31 December 2006 with maturities through 2031	2,081	5,056	1,192	3,571
Euro loans	Fixed rate at 6.7% per annum at 31 December 2006 with maturities through 2010	101	117	101	117
Hong Kong Dollar loans	Floating rate at Hong Kong Prime Rate plus 0.8% to 1.1% per annum at 31 December 2006 with maturities through 2007, paid off as at 31 December 2006	—	94	—	—
Less: Current portion		15,291	14,879	13,308	12,043
Long-term bank loans		55,088	53,551	46,155	49,831
Long-term bank loans of jointly controlled entities
Renminbi loans	Floating rate at 90% of PBOC’s base lending rate per annum at 31 December 2006 with maturities through 2021	5,019	5,710	—	—
US Dollar loans	Floating rate at London Interbank Offer Rate plus 0.4% to 0.7% per annum at 31 December 2006 with maturities through 2021	3,738	4,296	—	—
Less: Current portion		490	193	—	—
Long-term bank loans of jointly controlled entities		8,267	9,813	—	—
Other long-term loans
Renminbi loans	Interest rates ranging from interest free to 5.2% per annum at 31 December 2006 with maturities through 2009	3,098	170	3,007	37
US Dollar loans	Interest rates ranging from interest free to 2.0% per annum at 31 December 2006 with maturities through 2015	44	51	30	34
Less: Current portion		27	26	3	1
Other long-term loans		3,115	195	3,034	70
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free to 5.7% per annum at 31 December 2006 with maturities through 2020	39,572	39,962	39,392	39,312
Less: Current portion		552	100	552	100
Long-term loans from Sinopec Group Company and fellow subsidiaries		39,020	39,862	38,840	39,212
Long-term loans of jointly controlled entities from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Floating rate at 90% of PBOC’s base lending rate applicable to three-year tenor loan per annum at 31 December 2006 with maturities through 2021	75	71	—	—
Long-term loans of jointly controlled entities from Sinopec Group Company and fellow subsidiaries		75	71	—	—
Total		105,565	103,492	88,029	89,113

26	LONG-TERM LOANS (Continued)
The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Between one and two years	26,529	18,787	24,590	16,420
Between two and five years	36,205	39,142	26,147	34,771
After five years	42,831	45,563	37,292	37,922
Total long-term loans	105,565	103,492	88,029	89,113

At 31 December 2006, the Group and the Company had secured loans from third parties amounting to RMB 171 million (2005: RMB 35 million) and RMB 46 million (2005: RMB 13 million) respectively. At 31 December 2006, the Group had loans secured by long-term investments from third parties amounting to RMB 3,590 million (2005: RMB 3,899 million). All long-term other loans are unsecured.

Except for the balances disclosed in Note 41, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27	DEBENTURES PAYABLE

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Short-term corporate bonds (i)	11,885	9,921	9,885	9,921
Corporate bonds (ii)	3,500	3,500	3,500	3,500

(i)
The Company issued six-month corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value, with an effective yield at 2.54% per annum with maturity in April 2006.

A subsidiary of the Company issued 270-day corporate bonds of face value at RMB 1 billion to corporate investors in PRC debenture market on 23 February 2006, at a discounted value of RMB 97.78 per RMB 100 par value with an effective yield of 3.07% per annum. The Company redeemed the corporate bonds in November 2006.

The Company issued 183-day corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 16 May 2006, at a discounted value of RMB 98.68 per RMB 100 par value, with an effective yield of 2.67% per annum. The Company redeemed the corporate bonds in November 2006.

The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 13 November 2006, at a discounted value of RMB 98.43 per RMB 100 par value, with an effective yield of 3.20% per annum. The bonds mature in May 2007.

A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2 billion to corporate investors in the PRC debenture market on 11 December 2006 at par value of RMB 100, with an effective yield 3.83% per annum. The bonds mature in December 2007.

(ii)
The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004, guaranteed by Sinopec Group Company with a fixed interest rate at 4.61% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

28	OTHER LONG-TERM LIABILITIES

Other long-term liabilities primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

29	SHARE CAPITAL

	The Group and the Company
	2006	2005
	RMB millions	RMB millions
Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	—
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
67,121,951,000 domestic state-owned A shares of RMB 1.00 each	—	67,122
2,800,000,000 domestic listed A shares of RMB 1.00 each	—	2,800
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

Pursuant to the resolutions passed in the Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. The 784,000,000 state-owned A shares paid to the shareholders of listed A shares were tradable on 10 October 2006. The 66,337,551,000 domestic state-owned A shares have been granted trading right upon settlement of the above consideration.

All the domestic ordinary shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30	CAPITAL RESERVE
The movements in capital reserve are as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Balance at 1 January	37,121	37,121	37,797	37,797
Gain from debt restructuring by a subsidiary (i)	486	—	486	—
Reserve for equity investment (ii)	—	—	200	—
Balance at 31 December	37,607	37,121	38,483	37,797

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital.

(i)
During the year ended 31 December 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable. The gain in connection with the debt restructuring was reflected as an increase of capital reserve.

(ii)
During the year ended 31 December 2006, the Company invested in certain newly established subsidiaries with certain non-monetary assets. The initial investment costs are determined based on the assets’ revalued amount. The shortfalls of the initial investment costs over the Company’s share of the shareholders’ funds in these subsidiaries resulting from the surplus of the assets’ revalued amount over the carrying amount are recognised in the Company’s capital reserve. Such reserve for equity investment has been eliminated in the Group’s consolidated financial statements.

31	SURPLUS RESERVES
Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Statutory	Discretionary
	surplus	public	surplus
	reserve	welfare fund	reserve	Total
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2005	9,558	9,558	7,000	26,116
Appropriation of net profit	3,956	3,956	—	7,912
Balance at 31 December 2005	13,514	13,514	7,000	34,028
Balance at 1 January 2006	13,514	13,514	7,000	34,028
Appropriation of net profit	5,066	—	20,000	25,066
Statutory public welfare fund transferred
to statutory surplus reserve (Note)	13,514	(13,514)	—	—
Balance at 31 December 2006	32,094	—	27,000	59,094

The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	5% to 10% of the net profit is transferred to the statutory public welfare fund; and

(c)
after the transfer to the statutory surplus reserve and the statutory public welfare fund, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

Note:
According to No.167 of the PRC Company Law commencing from 1 January 2006, the Company is no longer required to make profit appropriation to the statutory public welfare fund. Pursuant to the “Notice on the Accounting Treatment of Business Enterprises In Relation to the Enactment of the Company Law” issued by the Ministry of Finance, the balance of this fund as at 31 December 2005 was transferred to the statutory surplus reserve.

32	INCOME FROM PRINCIPAL OPERATIONS

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group’s segmental information is set out in Note 46.

During the year ended 31 December 2006, revenue from sales to top five customers amounted to RMB 88,354 million (2005: RMB 62,115 million) which accounted for 8% (2005: 8%) of income from principal operations of the Group.

33	SALES TAXES AND SURCHARGES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Consumption tax	14,121	12,430	10,425	8,932
Special oil income levy	8,470	—	8,203	—
City construction tax	3,020	2,575	2,276	1,297
Education surcharge	1,604	1,305	1,206	658
Resources tax	818	634	789	201
Business tax	253	208	187	161
Total	28,286	17,152	23,086	11,249

34	FINANCIAL EXPENSES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Interest expenses incurred	8,896	7,166	6,266	4,596
Less: Capitalised interest expenses	832	601	477	455
Net interest expenses	8,064	6,565	5,789	4,141
Interest income	(554)	(382)	(234)	(123)
Foreign exchange losses	153	79	111	17
Foreign exchange gains	(934)	(996)	(383)	(496)
Total	6,729	5,266	5,283	3,539

35	EXPLORATION EXPENSES
Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

36	INVESTMENT INCOME

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Investment income accounted for under the cost method	302	255	29	76
Amortisation of equity investment differences	(1,158)	(200)	(1,162)	(201)
Impairment losses of investment	(48)	(77)	(20)	(14)
Investment income accounted for under the equity method	947	835	22,097	51,785
Total	43	813	20,944	51,646

37	SUBSIDY INCOME

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 5,000 million (2005: RMB 9,415 million) as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2006. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

38	NON-OPERATING EXPENSES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Loss on disposal of fixed assets	1,782	2,422	1,534	1,826
Impairment losses on fixed assets	600	1,851	531	1,082
Fines, penalties and compensation	68	160	62	149
Donations	95	203	75	144
Employee reduction expenses (Note)	236	369	80	119
Others	678	964	463	647
Total	3,459	5,969	2,745	3,967

Note:
During the year ended 31 December 2006, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 236 million (2005: RMB 369 million) relating to the reduction of approximately 4,000 (2005: 7,000) employees.

39	INCOME TAX

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Provision for PRC income tax for the year	23,198	20,159	22,740	17,137
Deferred taxation	(939)	(1,733)	(570)	489
Adjustment for provision for income tax in respect of proceeding year	260	477	240	512
Total	22,519	18,903	22,410	18,138

40	DIVIDENDS

(a)	Dividends of ordinary shares proposed after the balance sheet date

Pursuant to a resolution passed at the Board of Directors’ meeting on 6 April 2007, a final dividend in respect of the year ended 31 December 2006 of RMB 0.11 per share totalling RMB 9,537 million was proposed for shareholders’ approval at the Annual General Meeting.

(b)	Dividends of ordinary shares declared during the year

Pursuant to the Articles of Association of the Company and the resolution passed at the Board of Directors’ meeting on 25 August 2006, an interim dividend for the year ending 31 December 2006 of RMB 0.04 (2005: RMB0.04) per share totalling RMB 3,468 million (2005: RMB3,468 million) was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

41	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Registered address	:	No. 6A, Huixin East Street, Chaoyang District, Beijing
Principal activities	:
Processing crude oil into refined products and petrochemical products, petrochemical products which include: petrochemical products made from crude oil and natural gas; production, sale and import and export of synthetic fibre and synthetic fibre monomer.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Chen Tonghai
Registered capital	:	RMB 104,912 million

There is no movement in the above registered capital for the year ended 31 December 2006.

Change of the Company’s equity interests held by Sinpec Group Company is as follows:

From 1 January 2006 to 26 September 2006	71.23%

From 27 September 2006 to 9 October 2006	76.74%

From 10 October 2006 to 31 December 2006	75.84%

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Guangdong Nanhua Petroleum Company Limited
Qingdao Petrochemical Company
Zhanjiang Dongxing Petroleum Corporation Company Limited
Baling Petrochemical Company Limited
Jinling Petrochemical Company Limited
Sinopec Assets Management Corporation

Associates of the Company:
Sinopec Railway Oil Marketing Company Limited
Sinopec Changjiang Fuel Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Yueyang Sinopec and Shell Coal Gasification Company Limited
Block A Oil Field in the Western Area Chengdao in Bohai Bay

41	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)	The principal related party transactions carried out in the ordinary course of business are as follows:

	Note	2006	2005
		RMB millions	RMB millions
Sales of goods	(i)	129,425	95,123
Purchases	(ii)	60,821	48,454
Transportation and storage	(iii)	1,592	1,959
Exploration and development services	(iv)	22,060	17,001
Production related services	(v)	12,412	10,653
Ancillary and social services	(vi)	1,710	1,790
Operating lease charges	(vii)	3,826	3,213
Agency commission income	(viii)	60	48
Intellectual property license fee paid	(ix)	—	9
Interest received	(x)	52	52
Interest paid	(xi)	1,201	994
Net deposits withdrawn from related parties	(xii)	(3,900)	(82)
Net loans obtained from/(paid to) related parties	(xiii)	3,731	(4,714)

The amounts set out in the table above in respect of the years ended 31 December 2006 and 2005 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

At 31 December 2006 and 2005, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of goods of certain entities owned by Sinopec Group Company.

(ix)
Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

(x)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(xi)	Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)	Net deposits withdrawn from related parties represent net deposits were withdrawn from/placed with Sinopec Finance Company Limited.

(xiii)
The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the year ended 31 December 2006, which is based on monthly average balances, was RMB 47,593 million (2005: RMB 42,518 million).

41	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2006. The terms of these agreements are summarised as follows:

(a)
The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government guidance price;

•	where there is neither a government-prescribed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,241 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

(d)	Balances with related parties

The balances with the Group’s related parties at 31 December 2006 and 2005 are as follows:

	The ultimate holding company		Other related companies
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Cash and cash equivalent	—	—	689	4,589
Trade accounts receivable	—	—	4,323	4,126
Advance payments and other receivables	806	1,507	1,546	1,986
Trade accounts payable	—	—	2,948	3,005
Receipts in advance	—	—	1,777	1,726
Other creditors	—	986	10,893	4,432
Short-term loans	—	—	4,849	732
Long-term loans (including current portion) (Note)	—	—	39,647	40,033

Note:	The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As discussed in Note 1, pursuant to the resolution passed at the Directors’ meeting on 10 October 2006, the Company acquired equity interests in Sinopec Hainan by way of capital injection of RMB 2,990 million. Upon the completion of the capital increase, the Company will hold 75% of the equity interests in Sinopec Hainan.

As discussed in Note 1, pursuant to the resolution passed at the Directors’ meeting on 6 December 2006, the Company acquired the equity interests of Oil Production Plants from Sinopec Group Company, for a total consideration of RMB 3,500 million.

42	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group’s financial statements for the year ended 31 December 2006. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group:

		Percentage of
	Registered	equity interest
	capital/paid-up	held by the
Name of enterprise	capital	Group	Principal activities
	RMB millions	%
China Petrochemical International Company Limited	1,663	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Zhenhai Refining and Chemical Company Limited (“Sinopec Zhenhai”) (i)	2,524	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited (“Sinopec Qilu”) (ii)	1,950	99.76	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”) (ii)	2,330	99.81	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”) (ii)	875	99.35	Exploration and production of crude oil and natural gas
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”) (ii)	364	97.71	Exploration and production of crude oil and distribution of petrochemical products
Sinopec Fujian Petrochemical Company Limited (iii)	2,253	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Shijiazhuang Refining Chemical Company Limited	1,154	79.73	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$104	72.40	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited (iii)	147	46.25	Marketing and distribution of refined petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (iii)	4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochenmical Company Limited	2,400	93.51	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	800	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	223	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited (“Sinopec Hainan”) (Note 1)	3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products

(i)
During the period, the Group acquired the entire 723,754,468 H shares, representing approximately 28.7% of the issued share capital of Sinopec Zhenhai at HK$ 10.60 per share. The total consideration required to be paid by the Group is approximately RMB 7,930 million which will be settled in cash. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities (on a proportionate share) was RMB 4,043 million, which was recorded as equity investment differences.

(ii)
During the period, the Group acquired the shares not held by the Group in Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 17.71%, 14.83%, 28.50%, and 71.38%, respectively. The total consideration paid by the Group was approximately RMB 14,041 million which was settled in cash. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities (on a proportionate share) was RMB 7,766 million, which was recorded as equity investment differences.

(iii)	The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

43	PRINCIPAL JOINTLY CONTROLLED ENTITIES
At 31 December 2006, the Group’s and the Company’s principal jointly controlled entities are as follows:

Percentage of
		Percentage of	equity interest
	Registered	equity interest	held by the
Name of jointly	capital/paid-up	held by the	Group’s
controlled entities	capital	Company	subsidiaries	Principal activities
		%	%
Shanghai Secco Petrochemical	Registered capital	30.00	20.00	Manufacturing and distribution
Company Limited	USD 901,440,964			of petrochemical products
BASF-YPC Company Limited	Registered capital	30.00	10.00	Manufacturing and distribution
	RMB 8,793,000,000			of petrochemical products
Yueyang Sinopec and Shell Coal	Registered capital	50.00	—	Manufacturing and distribution
Gasification Company Limited	USD 45,588,700			of industrial gas
Block A Oil Field in the Western Area	—	—	43.00	Exploration and production
Chengdao in Bohai Bay				of crude oil and natural gas

44	COMMITMENTS

Operating lease commitments

The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2006, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	4,711	3,593	4,457	3,424
Between one and two years	4,568	3,442	4,391	3,363
Between two and three years	4,531	3,388	4,359	3,319
Between three and four years	4,505	3,357	4,337	3,292
Between four and five years	4,450	3,353	4,372	3,290
After five years	122,406	95,176	120,638	93,601
Total	145,171	112,309	142,554	110,289

Capital commitments
At 31 December 2006, the capital commitments are as follows:

	2006	2005
	RMB millions	RMB millions
The Group
Authorised and contracted for	113,192	71,666
Authorised but not contracted for	165,967	84,213
	279,159	155,879
Jointly controlled entities
Authorised and contracted for	1,878	2,160
Authorised but not contracted for	5	60
	1,883	2,220
The Company
Authorised and contracted for	95,206	55,496
Authorised but not contracted for	97,699	45,938
	192,905	101,434

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group’s equity investments.

44	COMMITMENTS (Continued)

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 236 million for the year ended 31 December 2006 (2005: RMB 208 million).

Estimated future annual payments are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	156	107	156	74
Between one and two years	147	112	147	81
Between two and three years	67	59	67	49
Between three and four years	57	67	57	58
Between four and five years	10	56	10	49
After five years	226	239	226	108
Total	663	640	663	419

45	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2006, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Subsidiaries	—	—	2,674	2,583
Associates and jointly controlled entities	160	79	11,863	11,986
Total	160	79	14,537	14,569

The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2006 and 2005, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

Environmental contingencies

To date, the Group has not incurred any significant expenditure for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 1,637 million for the year ended 31 December 2006 (2005: RMB 493 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management is of the opinion that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

46	SEGMENTAL INFORMATION
The Group has five operating segments as follows:

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals, marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and / or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Reportable information on the Group’s operating segments is as follows:

	2006	2005
	RMB millions	RMB millions
Income from principal operations
Exploration and production
External sales	23,282	19,862
Inter-segment sales	105,656	84,423
	128,938	104,285

Refining
External sales	99,201	82,810
Inter-segment sales	471,571	386,456
	570,772	469,266
Marketing and distribution
External sales	588,270	459,292
Inter-segment sales	4,601	3,172
	592,871	462,464
Chemicals
External sales	209,133	160,783
Inter-segment sales	12,299	12,199
	221,432	172,982
Others
External sales	124,693	76,368
Inter-segment sales	136,775	44,897
	261,468	121,265
Elimination of inter-segment sales	(730,902)	(531,147)

Income from principal operations	1,044,579	799,115
Cost of sales, sales taxes and surcharges
Exploration and production	53,052	40,118
Refining	595,118	477,843
Marketing and distribution	536,381	427,308
Chemicals	196,274	149,431
Others	258,977	118,152
Elimination of inter-segment cost of sales	(731,487)	(527,451)
Cost of sales, sales taxes and surcharges	908,315	685,401
Profit from principal operations
Exploration and production	76,022	59,732
Refining	(23,897)	(7,838)
Marketing and distribution	56,490	35,156
Chemicals	25,158	23,551
Others	2,491	3,113
Profit from principal operations	136,264	113,714

47	POST BALANCE SHEET EVENTS

On 15 February 2006, the Ministry of Finance (the “MOF”) issued the new Accounting Standards for Business Enterprises, with effect from 1 January 2007, which requires the Group no longer to adopt the current Accounting Standards for Business Enterprises and “Accounting Regulations for Business Enterprises”. As a result of the adoption of the new accounting standards, it may cause changes to the accounting policies and the accounting estimates, and have impact on the Group’s financial position and results of operations.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which will take effect on 1 January 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises, as defined in the new tax law will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from 1 January 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its entities will be reduced from 33% to 25% from 1 January 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain entities which are being taxed at preferential rates. The financial effect of the new tax law, if any, will be reflected in the Group’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

On 6 December 2006, the Group announced its proposal to issue USD 1,500 million convertible bonds, which are convertible into H shares of the Company. This proposal was subsequently approved by the shareholders of the Company at the Extraordinary General Meeting held on 22 January 2007 and is subject to the approval from the relevant PRC governmental and regulatory bodies.

48	EXTRAORDINARY GAIN AND LOSS

Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 — Extraordinary gain and loss” (2004 revised), the extraordinary gains and losses of the Group are as follows:

	2006	2005
	RMB millions	RMB millions
Extraordinary gain and loss for the year:
Loss on disposal of fixed assets	1,782	2,422
Employee reduction expenses	236	369
Donations	95	203
Gain on disposal of long-term equity investments	(25)	(25)
Other non-operating income and expenses, excluding impairment losses on long-lived assets	374	757
Written back of provisions for impairment losses in previous years	(583)	(1,115)
Subsidy income	(5,000)	(9,415)
Tax effect	1,030	2,245
Total	(2,091)	(4,559)

49	OTHER SIGNIFICANT EVENTS
The Group had no any other significant event required to disclose as at the approval date of these financial statements.

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) set out on pages 117 to 160, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

6 April 2007

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
   CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2006
(Amounts in millions, except per share data)

	Note	2006	2005
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,044,652	799,259
Other operating revenues	4	26,750	24,013
		1,071,402	823,272
Other income	5	5,000	9,415
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(861,437)	(651,201)
Selling, general and administrative expenses	6	(37,758)	(33,880)
Depreciation, depletion and amortisation		(34,235)	(31,618)
Exploration expenses, including dry holes		(7,983)	(6,411)
Personnel expenses	7	(19,857)	(18,649)
Employee reduction expenses	8	(236)	(369)
Taxes other than income tax	9	(28,639)	(17,185)
Other operating expenses, net	10	(2,437)	(5,128)
Total operating expenses		(992,582)	(764,441)
Operating profit		83,820	68,246
Finance costs
Interest expense	11	(7,437)	(5,926)
Interest income		555	384
Foreign exchange losses		(153)	(79)
Foreign exchange gains		935	996
Net finance costs		(6,100)	(4,625)
Investment income		256	178
Share of profits less losses from associates		947	857
Profit before taxation		78,923	64,656
Taxation	12	(23,515)	(19,880)
Profit for the year		55,408	44,776
Attributable to:
Equity shareholders of the Company		53,912	41,455
Minority interests		1,496	3,321
Profit for the year		55,408	44,776
Dividends payable to equity shareholders of the Company attributable to the year:	16
Interim dividend declared during the year		3,468	3,468
Final dividend proposed after the balance sheet date		9,537	7,803
		13,005	11,271
Basic and diluted earnings per share	17	0.62	0.48

CONSOLIDATED BALANCE SHEET
at 31 December 2006
(Amounts in millions)

	Note	2006	2005
		RMB	RMB
Non-current assets
Property, plant and equipment	18	366,475	317,382
Construction in progress	19	53,180	54,380
Goodwill	20	14,325	2,203
Investments	22	2,582	3,151
Interest in associates	23	11,617	9,267
Deferred tax assets	29	7,158	6,072
Lease prepayments		2,937	2,407
Long-term prepayments and other assets	25	8,049	7,121
Total non-current assets		466,323	401,983
Current assets
Cash and cash equivalents		8,088	14,069
Time deposits with financial institutions		635	1,002
Trade accounts receivable	26	15,590	14,646
Bills receivable	26	8,757	7,167
Inventories	27	93,436	89,519
Prepaid expenses and other current assets	28	18,961	20,654
Total current assets		145,467	147,057
Current liabilities
Short-term debts	30	53,359	40,411
Loans from Sinopec Group Company and fellow subsidiaries	30	5,401	2,805
Trade accounts payable	31	52,125	53,817
Bills payable	31	21,685	23,243
Accrued expenses and other payables	32	69,056	49,523
Income tax payable	9,176	5,212
Total current liabilities		210,802	175,011
Net current liabilities		(65,335)	(27,954)
Total assets less current liabilities		400,988	374,029
Non-current liabilities
Long-term debts	30	69,970	72,359
Loans from Sinopec Group Company and fellow subsidiaries	30	39,095	39,933
Deferred tax liabilities	29	6,339	5,975
Other liabilities		795	782
Total non-current liabilities		116,199	119,049
		284,789	254,980
Equity
Share capital	33	86,702	86,702
Reserves	34	176,143	137,599
Total equity attributable to equity shareholders of the Company		262,845	224,301
Minority interests		21,944	30,679
Total equity		284,789	254,980

Approved and authorised for issue by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang
Chairman	Director, President	Director, Senior Vice President and
Chief Financial Officer

BALANCE SHEET
at 31 December 2006
(Amounts in millions)

	Note	2006	2005
	RMB	RMB	RMB
Non-current assets
Property, plant and equipment	18	270,783	170,711
Construction in progress	19	41,139	39,086
Investments in subsidiaries	21	66,809	75,579
Investments	22	971	1,037
Interest in associates	23	7,470	5,933
Interest in jointly controlled entities	24	7,482	7,280
Deferred tax assets	29	5,936	3,220
Lease prepayments	765	568
Long-term prepayments and other assets	25	5,011	3,748
Total non-current assets	406,366	307,162
Current assets
Cash and cash equivalents	2,763	5,014
Time deposits with financial institutions	220	110
Trade accounts receivable	26	8,832	8,826
Bills receivable	26	2,760	1,334
Inventories	27	53,988	50,417
Prepaid expenses and other current assets	28	15,225	15,556
Total current assets	83,788	81,257
Current liabilities
Short-term debts	30	38,241	25,059
Loans from Sinopec Group Company and fellow subsidiaries	30	1,358	3,946
Trade accounts payable	31	38,041	28,833
Bills payable	31	16,265	19,077
Accrued expenses and other payables	32	72,313	40,559
Income tax payable	7,162		2,494
Total current liabilities		173,380	119,968
Net current liabilities		(89,592)	(38,711)
Total assets less current liabilities		316,774	268,451
Non-current liabilities
Long-term debts	30	52,689	53,401
Loans from Sinopec Group Company and fellow subsidiaries	30	38,840	39,212
Deferred tax liabilities	29	6,174	2,216
Other liabilities	768	315
Total non-current liabilities		98,471	95,144
		218,303	173,307
Equity
Share capital	33	86,702	86,702
Reserves	34	131,601	86,605
Total equity		218,303	173,307

Approved and authorised for issue by the board of directors on 6 April 2007.

Chen Tonghai	Wang Tianpu	Dai Houliang
Chairman	Director, President	Director, Senior Vice President and
Chief Financial Officer

The notes on pages 123 to 160 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006
(Amounts in millions)

	Note	2006	2005
	RMB	RMB	RMB
Net cash generated from operating activities	(a)	95,875	78,214
Investing activities
Capital expenditure		(70,604)	(63,993)
Exploratory wells expenditure		(7,985)	(5,810)
Capital expenditure by jointly controlled entities		(382)	(2,474)
Acquisitions of minority interests in subsidiaries		(21,971)	(4,324)
Purchase of investments, investments in associates and subsidiaries, net of cash acquired		(3,571)	(3,650)
Proceeds from disposal of investments and investments in associates		717	1,264
Proceeds from disposal of property, plant and equipment		406	567
Purchase of time deposits with financial institutions		(916)	(565)
Maturity of time deposits with financial institutions		1,283	1,462
Net cash used in investing activities		(103,023)	(77,523)
Financing activities
Proceeds from bank and other loans		764,659	554,187
Proceeds from bank and other loans of jointly controlled entities		87	3,954
Proceeds of issuance of corporate bonds, net of issuing expenses		22,689	9,875
Repayments of bank and other loans		(754,159)	(557,692)
Repayments of corporate bonds		(21,000)	—
Distributions to minority interests		(852)	(1,682)
Contributions from minority interests		1,255	129
Dividend paid		(11,271)	(10,404)
Distributions to Sinopec Group Company		(216)	(3,218)
Net cash generated from/(used in) financing activities		1,192	(4,851)
Net decrease in cash and cash equivalents		(5,956)	(4,160)
Effect of foreign exchange rate changes		(25)	(22)
Cash and cash equivalents at 1 January		14,069	18,251
Cash and cash equivalents at 31 December		8,088	14,069

The notes on pages 123 to 160 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006
(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	2006	2005
	RMB	RMB
Operating activities
Profit before taxation	78,923	64,656
Adjustments for:
Depreciation, depletion and amortisation	34,235	31,618
Dry hole costs	3,960	2,992
Share of profits less losses from associates	(947)	(857)
Investment income	(256)	(178)
Interest income	(555)	(384)
Interest expense	7,437	5,926
Unrealised foreign exchange gains	(689)	(852)
Loss on disposal of property, plant and equipment, net	1,646	2,098
Impairment losses on long-lived assets	825	1,851
Operating profit before changes in working capital	124,579	106,870
Increase in trade accounts receivable	(737)	(4,759)
(Increase)/decrease in bills receivable	(1,570)	652
Increase in inventories	(3,112)	(25,037)
Decrease in prepaid expenses and other current assets	371	1,786
Increase in lease prepayments	(559)	(1,071)
Increase in long-term prepayments and other assets	(1,123)	(2,222)
(Decrease)/increase in trade accounts payable	(1,901)	29,142
Decrease in bills payable	(1,613)	(7,554)
Increase in accrued expenses and other payables	9,531	8,154
Increase/(decrease) in other liabilities	13	(227)
Cash generated from operations	123,879	105,734
Interest received	558	388
Interest paid	(8,861)	(6,967)
Investment and dividend income received	619	668
Income tax paid	(20,320)	(21,609)
Net cash generated from operating activities	95,875	78,214

The notes on pages 123 to 160 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2006
(Amounts in millions)

										Total equity
										attributable
						Statutory				to equity
					Statutory	public	Discretionary			shareholders
	Share	Capital	Share	Revaluation	surplus	welfare	surplus	Other	Retained	of the	Minority	Total
	capital	reserve	premium	reserve	reserve	fund	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2005, as previously reported	86,702	(19,217)	18,072	27,998	9,558	9,558	7,000	247	53,122	193,040	31,046	224,086
Adjusted for the acquisition of the Acquired Group	—	—	—	—	—	—	—	300	—	300	909	1,209
Balance at 1 January 2005, as adjusted	86,702	(19,217)	18,072	27,998	9,558	9,558	7,000	547	53,122	193,340	31,955	225,295
Profit for the year/total recognised income for the year	—	—	—	—	—	—	—	—	41,455	41,455	3,321	44,776
Final dividend for 2004 (Note 16)	—	—	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Interim dividend for 2005 (Note 16)	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note (a) and (b))	—	—	—	—	3,956	3,956	—	—	(7,912)	—	—	—
Revaluation surplus realised	—	—	—	(1,656)	—	—	—	—	1,656	—	—	—
Realisation of deferred tax on land use rights	—	—	—	—	—	—	—	(5)	5	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	535	(535)	—	—	—
Distribution to Sinopec Group Company (Note (f))	—	—	—	—	—	—	—	(90)	—	(90)	—	(90)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(2,957)	(2,957)
Distributions to minority interests net of contribution	—	—	—	—	—	—	—	—	—	—	(1,640)	(1,640)
Balance at 31 December 2005	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	987	77,387	224,301	30,679	254,980
Balance at 1 January 2006	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	987	77,387	224,301	30,679	254,980
Net gain recognised directly in equity:
Change in fair value of available-for-sale securities, net of deferred tax	—	—	—	—	—	—	—	34	—	34	—	34
Profit for the year	—	—	—	—	—	—	—	—	53,912	53,912	1,496	55,408
Total recognised income for the year	—	—	—	—	—	—	—	34	53,912	53,946	1,496	55,442
Final dividend for 2005 (Note 16)	—	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2006 (Note 16)	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note (a) and (c))	—	—	—	—	5,066	—	20,000	—	(25,066)	—	—	—
Statutory public welfare fund transferred to statutory
surplus reserve (Note (b))	—	—	—	—	13,514	(13,514)	—	—	—	—	—	—
Revaluation surplus realised	—	—	—	(1,590)	—	—	—	—	1,590	—	—	—
Realisation of deferred tax on land use rights	—	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	1,013	(1,013)	—	—	—
Transfer from capital reserve to other reserves	—	(2,373)	—	—	—	—	—	2,373	—	—	—	—
Distribution to Sinopec Group Company (Note (f))	—	—	—	—	—	—	—	(631)	—	(631)	—	(631)
Consideration for the Acquisition of Oil
Production Plants (Note 1)	—	—	—	—	—	—	—	(3,500)	—	(3,500)	—	(3,500)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(9,730)	(9,730)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	—	242	242
Disposal of a subsidiary (Note 39)	—	—	—	—	—	—	—	—	—	—	(743)	(743)
Balance at 31 December 2006	86,702	(21,590)	18,072	24,752	32,094	—	27,000	269	95,546	262,845	21,944	284,789
Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2006, the Company transferred RMB 5,066 million (2005: RMB 3,956 million), being 10% of the current year’s net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b)
Before 1 January 2006, according to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund could only be utilised on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

Pursuant to the Company’s Articles of Associations and a resolution passed at the Directors’ meeting on 26 August 2005, the directors authorised to transfer RMB 1,804 million for the six-month period ended 30 June 2005, being 10% of the net profit for the six-month period ended 30 June 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

The directors authorised the transfer of RMB 2,152 million, being 10% of the net profit for the six-month period ended 31 December 2005 determined in accordance with the PRC Accounting Rules and Regulations, which was approved by the shareholders at the Annual General Meeting on 24 May 2006, to this fund.

According to the Company Law of the PRC which was revised on 27 October 2005, the Company is no longer required to make appropriation to the statutory public welfare fund commencing from 1 January 2006. Pursuant to the notice “Cai Qi [2006] No. 67” issued by the Ministry of Finance on 15 March 2006, the balance of this fund as at 31 December 2005 was transferred to the statutory surplus reserve.

(c)
The directors authorised the transfer of RMB 20,000 million (2005: RMB nil), subject to the shareholders’ approval at the Annual General Meeting to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2006, the amount of retained earnings available for distribution was RMB 42,156 million (2005: RMB 20,591 million), being the amount determined in accordance with IFRS. Final dividend of RMB 9,537 million (2005: RMB 7,803 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company.

(f)	These represent net assets distributed to Sinopec Group Company for no monetary consideration.

(g)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

The notes on pages 123 to 160 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2006

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in fully integrated oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the “Predecessor Operations”).

Basis of presentation
Pursuant to the resolution passed at the Directors’ meeting on 10 October 2006, the Group acquired equity interests in Sinopec Hainan Refining and Chemical Company Limited (“Sinopec Hainan”) for cash of RMB 2,990 million (hereinafter referred to as the “Acquisition of Sinopec Hainan”). Sinopec Hainan was previously wholly owned by Sinopec Group Company.

Pursuant to the resolution passed at the Directors’ meeting on 6 December 2006, the Group acquired the equity interests in certain oil and gas production companies (“Oil Production Plants”) from Sinopec Group Company, for a total consideration of RMB 3,500 million payable in 2007 (hereinafter referred to as the “Acquisition of Oil Production Plants”).

As the Group, Sinopec Hainan and Oil Production Plants are under the common control of Sinopec Group Company, the Acquisitions of Sinopec Hainan and Oil Production Plants are considered as “combination of entities under common control” which are accounted in a manner similar to a pooling-of-interests (“as-if pooling-of-interests accounting”). Accordingly, the assets and liabilities acquired from Sinopec Hainan and Oil Production Plants have been accounted for at historical cost. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company and the considerations paid by the Company for these acquisitions were treated as equity transactions.

The financial condition and results of operation previously reported by the Group as at and for the year ended 31 December 2005 have been restated to include the results of Sinopec Hainan and Oil Production Plants (collectively the “Acquired Group”) as set out below.

	The Group without	The Acquired
	the Acquired Group	Group	Combined
	RMB millions	RMB millions	RMB millions
Results of operation:
Operating revenue	823,117	155	823,272
Profit attributable to the equity shareholders of the Company	40,920	535	41,455
Basic and diluted earnings per share (RMB)	0.47	0.01	0.48
Financial condition:
Current assets	145,291	1,766	147,057
Total assets	537,321	11,719	549,040
Current liabilities	170,649	4,362	175,011
Total liabilities	284,325	9,735	294,060
Total equity attributable to equity shareholders of the Company	223,556	745	224,301

For the years presented, all significant balances and transactions between the Group and the Acquired Group have been eliminated.

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group and the Company are set out in Note 2. These accounting policies have been consistently applied by the Group and the Company.

The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 18).

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (Continued)
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial year are disclosed in Note 41.

2	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and jointly controlled entities.

(i)	Subsidiaries
Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity shareholders of the Company.

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(l)).

The particulars of the Group’s principal subsidiaries are set out in Note 39.

(ii)	Interest in associates
An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates are accounted for in the consolidated financial statements using the equity method from the date that significant influence commences until the date that significant influence ceases.

In the Company’s balance sheet, investments in associates are stated at cost less impairment losses (Note 2(l)).

(iii)	Jointly controlled entities
A jointly controlled entity is an entity over which the Group or the Company can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

Investments in jointly controlled entities are accounted for in the consolidated financial statements on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity’s turnover and expenses with each major turnover and expense caption of the Group’s income statement and combines its proportionate share of the jointly controlled entity’s assets and liabilities with each major asset and liability caption of the Group’s balance sheet, from the date that joint control commences until the date that joint control ceases.

In the Company’s balance sheet, investments in jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(iv)	Transactions eliminated on consolidation
Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Translation of foreign currencies
The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade accounts and other receivables
Trade accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)).

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 18), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, oil depots, storage tanks and others	4 to 18 years
Service stations	25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties
The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

(h)	Lease prepayments
Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(l)). Amortisation is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress
Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associates.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(k)	Investments
Investment in available-for-sale equity securities are carried at fair value with any change in fair value, other than impairment losses (Note2(l)), recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Investments in equity securities, other than investments in associates, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

(l)	Impairment of assets
(i)	Impairment of trade accounts receivable, other receivables and investment in equity securities other than investments in associates are accounted as follows:

Trade accounts receivable, other receivables and investment in equity securities other than investments in associates are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised. The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the income statement. Impairment losses for trade and other receivables are reversed through the income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(m)	Trade accounts and other payables
Trade accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n)	Interest-bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in income statement over the period of borrowings using the effective interest method.

(o)	Provisions and contingent liability
A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

(p)	Revenue recognition
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and thereafter offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognised as an income over the useful life of these property, plant and equipment by way of reduced depreciation.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

(q)	Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(r)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(s)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(t)	Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred. Research and development costs amounted to RMB 2,902 million for the year ended 31 December 2006 (2005: RMB 2,244 million).

(u)	Operating leases
Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

(v)	Retirement benefits

The contributions payable under the Group’s retirement plans are recognised as expenses in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

(w)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(x)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

(y)	Segmental reporting
A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3	TURNOVER
Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	The Group
	2006	2005
	RMB millions	RMB millions
Sale of materials, service and others	26,366	23,619
Rental income	384	394
	26,750	24,013

5	OTHER INCOME

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 5,000 million (2005: RMB 9,415 million) as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2006. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

6	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	The Group
	2006	2005
	RMB millions	RMB millions
Operating lease charges	6,128	5,516
Auditors’ remuneration – audit services	84	76
Impairment losses:
– trade accounts receivable	438	328
– other receivables	107	454

7	PERSONNEL EXPENSES

	The Group
	2006	2005
	RMB millions	RMB millions
Wages and salaries	14,840	13,742
Staff welfare	1,927	1,808
Contributions to retirement schemes	2,270	2,273
Social security contributions	820	826
	19,857	18,649

8	EMPLOYEE REDUCTION EXPENSES

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 236 million (2005: RMB 369 million) during the year ended 31 December 2006 in respect of the voluntary termination of approximately 4,000 (2005: 7,000) employees.

9	TAXES OTHER THAN INCOME TAX

	The Group
	2006	2005
	RMB millions	RMB millions
Consumption tax	14,121	12,430
Special oil income levy	8,747	—
City construction tax	3,038	2,589
Education surcharge	1,615	1,311
Resources tax	854	642
Business tax	264	213
	28,639	17,185

Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Effective 26 March 2006, a special oil income levy has been levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

10	OTHER OPERATING EXPENSES, NET

	The Group
	2006	2005
	RMB millions	RMB millions
Fines, penalties and compensations	65	155
Donations	98	203
Loss on disposal of property, plant and equipment, net	1,646	2,098
Impairment losses on long-lived assets (i)	825	1,851
Gain from debt extinguishment (ii)	(486)	—
Others	289	821
	2,437	5,128

Note:

(i)
Impairment losses recognised on long-lived assets of the chemicals segment was RMB 250 million (2005: RMB 1,425 million) for the year ended 31 December 2006. These impairment losses relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 23 million (2005: RMB 366 million) for the year ended 31 December 2006 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

The factors resulting in the exploration and production (“E&P”) segment impairment losses of RMB 552 million for the year ended 31 December 2006 (2005: RMB 60 million) were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

(ii)	During the year ended 31 December 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totalling RMB 486 million.

11	INTEREST EXPENSE

	The Group
	2006	2005
	RMB millions	RMB millions
Interest expense incurred	8,931	7,311
Less: Interest expense capitalised*	(1,494)	(1,385)
Interest expense	7,437	5,926
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.6% to 6.1%	3.3% to 6.6%

12	TAXATION
Taxation in the consolidated income statement represents:

	The Group
	2006	2005
	RMB millions	RMB millions
Current tax
– Provision for the year	23,981	20,646
– Under-provision in prior years	260	477
Deferred taxation	(726)	(1,243)
	23,515	19,880

A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	The Group
	2006	2005
	RMB millions	RMB millions
Profit before taxation	78,923	64,656
Expected PRC income tax expense at a statutory tax rate of 33%	26,045	21,336
Tax effect of non-deductible expenses	516	461
Tax effect of non-taxable income	(648)	(567)
Tax effect of differential tax rate on subsidiaries’ income (Note)	(2,867)	(2,010)
Tax effect of tax losses not recognised for deferred tax, net	258	391
Under-provision in prior years	260	477
Tax credit for domestic equipment purchases	(49)	(208)
Actual tax expense	23,515	19,880

Substantially all income before income tax and related tax expense is from PRC sources.

Note:

The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

13	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS
Directors’ and supervisors’ emoluments are as follows:

		Salaries,		Retirement
		allowances and	Discretionary	scheme	2006
Name	Directors’ fee	benefits in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Wang Tianpu	—	280	317	19	616
Zhang Jianhua	—	268	289	19	576
Wang Zhigang	—	268	289	19	576
Dai Houliang	—	230	200	16	446
Cao Yaofeng*	—	108	—	5	113
Wang Jiming*	—	141	—	8	149
Mou Suling*	—	109	—	6	115
Zhang Jiaren*	—	114	—	8	122
Cao Xianghong*	—	136	—	8	144
Non-executive directors
Chen Tonghai	—	—	—	—	—
Zhou Yuan	—	—	—	—	—
Liu Genyuan*	—	—	—	—	—
Fan Yifei	35	—	—	—	35
Yao Zhongmin	35	—	—	—	35
Gao Jian*	—	—	—	—	—
Independent non-executive directors
Shi Wanpeng	121	—	—	—	121
Liu Zhongli	109	—	—	—	109
Li Deshui	109	—	—	—	109
Chen Qingtai*	12	—	—	—	12
Zhang Youcai*	9	—	—	—	9
Ho Tsu Kwok Charles*	9	—	—	—	9
Supervisors
Wang Zuoran	—	—	—	—	—
Zhang Chongqing*	—	—	—	—	—
Wang Peijun*	—	—	—	—	—
Wang Xianwen*	—	—	—	—	—
Zhang Baojian*	—	—	—	—	—
Kang Xianzhang	—	—	—	—	—
Su Wensheng	—	160	175	19	354
Cui Guoqi	—	147	163	19	329
Zhang Xianglin*	—	63	170	6	239
Zhang Jitian	—	90	—	12	102
Zou Huiping	—	90	—	12	102
Li Zhonghua	—	86	—	8	94
Independent supervisors
Cui Jianmin*	9	—	—	—	9
Li Yonggui	121	—	—	—	121
Zhang Youcai	109	—	—	—	109
Total	678	2,290	1,603	184	4,755

*	These directors and supervisors were resigned on 24 May 2006.

13	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

		Salaries,		Retirement
		allowances and	Discretionary	scheme	2005
Name	Directors’ fee	benefits in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Wang Jiming	—	239	225	16	480
Mou Shuling	—	219	212	11	442
Zhang Jiaren	—	227	212	16	455
Cao Xianghong	—	227	212	16	455
Cao Yaofeng	—	133	134	12	279
Non-executive directors
Chen Tonghai	—	—	—	—	—
Liu Genyuan	—	—	—	—	—
Gao Jian	—	—	—	—	—
Fan Yifei	—	—	—	—	—
Independent non-executive directors
Chen Qingtai	27	—	—	—	27
Ho Tsu Kwok Charles	21	—	—	—	21
Shi Wanpeng	24	—	—	—	24
Zhang Youcai	21	—	—	—	21
Supervisors
Wang Zuoran	—	—	—	—	—
Zhang Chongqing	—	—	—	—	—
Wang Peijun	—	—	—	—	—
Wang Xianwen	—	—	—	—	—
Zhang Baojian	—	—	—	—	—
Kang Xianzhang	—	—	—	—	—
Su Wensheng	—	164	22	16	202
Cui Guoqi	—	105	42	7	154
Zhang Xianglin	—	82	88	11	181
Zhang Haichao	—	89	95	10	194
Independent supervisors
Cui Jianming	24	—	—	—	24
Li Yonggui	24	—	—	—	24
Total	141	1,485	1,242	115	2,983

14	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2006, of the five highest paid individuals, four (2005: four) are directors whose emoluments are disclosed in Note 13. The aggregate of the emoluments in respect of the five highest paid individuals are as follows:

	2006	2005
	RMB’000	RMB’000
Salaries and other emoluments	2,640	2,269
Retirement scheme contributions	92	77
	2,732	2,346

An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:

	2006	2005
	Number	Number
Nil to HK$ 1,000,000	5	5

15	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 55,140 million (2005: RMB 26,668 million) which has been dealt with in the financial statements of the Company.

16	DIVIDENDS
Dividends payable to equity shareholders of the Company attributable to the year represent:

	2006	2005
	RMB millions	RMB millions
Dividends declared and paid during the year of RMB 0.04 per share (2005: RMB 0.04 per share)	3,468	3,468
Dividends declared after the balance sheet date of RMB 0.11 per share (2005: RMB 0.09 per share)	9,537	7,803
	13,005	11,271

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 25 August 2006, the directors authorised to declare an interim dividends for the year ended 31 December 2006 of RMB 0.04 (2005: RMB 0.04) per share totalling RMB 3,468 million (2005: RMB 3,468 million), which was paid on 28 September 2006 (2005: 30 September 2005).

16	DIVIDENDS (Continued)

Pursuant to a resolution passed at the Directors’ meeting on 6 April 2007, a final dividend in respect of the year ended 31 December 2006 of RMB 0.11 (2005: RMB 0.09) per share totalling RMB 9,537 million (2005: RMB 7,803 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 9,537 million (2005: RMB 7,803 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	2006	2005
	RMB millions	RMB millions
Final dividends in respect of the previous financial year, approved and paid during the year of
RMB 0.09 per share (2005: RMB 0.08 per share)	7,803	6,936

Pursuant to the shareholders’ approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

17	BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended 31 December 2006 are based on the profit attributable to equity shareholders of the Company of RMB 53,912 million (2005: RMB 41,455 million) and the weighted average number of shares of 86,702,439,000 (2005: 86,702,439,000) during the year.

18	PROPERTY, PLANT AND EQUIPMENT

The Group - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2005	194,466	116,923	65,345	163,222	4,092	544,048
Additions	412	129	382	271	150	1,344
Transferred from construction in progress	23,451	8,121	14,017	18,457	381	64,427
Proportionate share of a jointly controlled entity	—	—	—	1,028	—	1,028
Reclassification	(157)	(432)	204	289	96	—
Disposals	(3,131)	(2,859)	(2,927)	(3,164)	(245)	(12,326)
Balance at 31 December 2005	215,041	121,882	77,021	180,103	4,474	598,521
Balance at 1 January 2006	215,041	121,882	77,021	180,103	4,474	598,521
Additions	1,175	145	1,280	280	456	3,336
Transferred from construction in progress	28,695	26,994	10,087	15,461	161	81,398
Acquisition of a subsidiary	2,071	—	—	—	—	2,071
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,562)	(1,522)	(2,280)	(4,302)	(153)	(13,819)
Balance at 31 December 2006	241,364	146,899	86,108	192,267	4,869	671,507
Accumulated depreciation:
Balance at 1 January 2005	94,977	56,581	13,465	92,042	1,407	258,472
Depreciation charge for the year	11,090	6,974	3,013	9,392	282	30,751
Impairment losses for the year	60	—	366	1,425	—	1,851
Reclassification	(78)	(214)	78	160	54	—
Written back on disposals	(2,706)	(2,206)	(2,110)	(2,719)	(194)	(9,935)
Balance at 31 December 2005	103,343	61,135	14,812	100,300	1,549	281,139
Balance at 1 January 2006	103,343	61,135	14,812	100,300	1,549	281,139
Depreciation charge for the year	12,839	7,671	3,422	9,391	401	33,724
Acquisition of a subsidiary	592	—	—	—	—	592
Impairment losses for the year	552	—	23	250	—	825
Reclassification	(23)	(392)	—	420	(5)	—
Written back on disposals	(5,253)	(1,314)	(1,103)	(3,470)	(108)	(11,248)
Balance at 31 December 2006	112,050	67,100	17,154	106,891	1,837	305,032
Net book value:
At 1 January 2005	99,489	60,342	51,880	71,180	2,685	285,576
Balance at 31 December 2005	111,698	60,747	62,209	79,803	2,925	317,382
Balance at 31 December 2006	129,314	79,799	68,954	85,376	3,032	366,475

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2005	69,584	88,066	61,983	59,859	3,070	282,562
Additions	151	113	267	38	120	689
Transferred from construction in progress	13,213	5,772	9,363	2,069	371	30,788
Transferred to subsidiaries	—	—	(577)	—	—	(577)
Reclassification	(130)	(176)	276	(2)	32	—
Disposals	(1,415)	(1,546)	(2,864)	(978)	(213)	(7,016)
Balance at 31 December 2005	81,403	92,229	68,448	60,986	3,380	306,446
Balance at 1 January 2006	81,403	92,229	68,448	60,986	3,380	306,446
Additions	192	109	1,276	7	11	1,595
Transferred from construction in progress	25,317	15,049	8,115	11,357	52	59,890
Transferred from subsidiaries	109,581	2,702	—	15,866	—	128,149
Transferred to subsidiaries	—	—	(746)	—	—	(746)
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,313)	(1,242)	(2,158)	(1,723)	(105)	(10,541)
Balance at 31 December 2006	211,124	108,247	74,935	87,218	3,269	484,793
Accumulated depreciation:
Balance at 1 January 2005	32,119	42,789	12,892	35,694	1,057	124,551
Depreciation charge for the year	5,048	4,742	2,920	2,892	180	15,782
Transferred to subsidiaries	—	—	(66)	—	—	(66)
Impairment losses for the year	60	—	351	671	—	1,082
Reclassification	(65)	(49)	99	(1)	16	—
Written back on disposals	(1,371)	(1,183)	(2,061)	(814)	(185)	(5,614)
Balance at 31 December 2005	35,791	46,299	14,135	38,442	1,068	135,735
Balance at 1 January 2006	35,791	46,299	14,135	38,442	1,068	135,735
Depreciation charge for the year	11,569	5,757	3,082	3,835	235	24,478
Transferred from subsidiaries	50,994	1,472	—	9,382	—	61,848
Transferred to subsidiaries	—	—	(74)	—	—	(74)
Impairment losses for the year	533	—	23	200	—	756
Reclassification	(23)	(395)	—	423	(5)	—
Written back on disposals	(5,144)	(1,083)	(1,050)	(1,385)	(71)	(8,733)
Balance at 31 December 2006	93,720	52,050	16,116	50,897	1,227	214,010
Net book value:
At 1 January 2005	37,465	45,277	49,091	24,165	2,013	158,011
Balance at 31 December 2005	45,612	45,930	54,313	22,544	2,312	170,711
Balance at 31 December 2006	117,404	56,197	58,819	36,321	2,042	270,783

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2005	45,119	175,522	60,533	262,874	544,048
Additions	108	253	228	755	1,344
Transferred from construction in progress	2,535	22,235	13,851	25,806	64,427
Proportionate share of a jointly controlled entity	182	—	—	846	1,028
Reclassification	(406)	(802)	650	558	—
Disposals	(1,034)	(1,928)	(2,145)	(7,219)	(12,326)
Balance at 31 December 2005	46,504	195,280	73,117	283,620	598,521
Balance at 1 January 2006	46,504	195,280	73,117	283,620	598,521
Additions	748	777	1,071	740	3,336
Transferred from construction in progress	2,777	26,579	14,549	37,493	81,398
Acquisition of a subsidiary	519	1,313	—	239	2,071
Reclassification	(1,569)	10	3,170	(1,611)	—
Disposals	(749)	(5,266)	(1,658)	(6,146)	(13,819)
Balance at 31 December 2006	48,230	218,693	90,249	314,335	671,507
Accumulated depreciation:
Balance at 1 January 2005	20,334	85,996	11,781	140,361	258,472
Depreciation charge for the year	1,724	10,431	2,914	15,682	30,751
Impairment losses for the year	79	60	261	1,451	1,851
Reclassification	(98)	(430)	153	375	—
Written back on disposals	(598)	(1,683)	(1,379)	(6,275)	(9,935)
Balance at 31 December 2005	21,441	94,374	13,730	151,594	281,139
Balance at 1 January 2006	21,441	94,374	13,730	151,594	281,139
Depreciation charge for the year	1,787	12,126	3,728	16,083	33,724
Acquisition of a subsidiary	49	468	—	75	592
Impairment losses for the year	118	532	23	152	825
Reclassification	(352)	(45)	1,221	(824)	—
Written back on disposals	(437)	(5,073)	(834)	(4,904)	(11,248)
Balance at 31 December 2006	22,606	102,382	17,868	162,176	305,032
Net book value:
At 1 January 2005	24,785	89,526	48,752	122,513	285,576
Balance at 31 December 2005	25,063	100,906	59,387	132,026	317,382
Balance at 31 December 2006	25,624	116,311	72,381	152,159	366,475

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2005	25,838	61,866	57,395	137,463	282,562
Additions	132	64	174	319	689
Transferred from construction in progress	989	12,266	9,363	8,170	30,788
Transferred to subsidiaries	(9)	—	(529)	(39)	(577)
Reclassification	(469)	(551)	651	369	—
Disposals	(552)	(578)	(2,097)	(3,789)	(7,016)
Balance at 31 December 2005	25,929	73,067	64,957	142,493	306,446
Balance at 1 January 2006	25,929	73,067	64,957	142,493	306,446
Additions	61	—	1,046	488	1,595
Transferred from construction in progress	1,339	23,683	12,213	22,655	59,890
Transferred from subsidiaries	3,288	102,919	—	21,942	128,149
Transferred to subsidiaries	—	—	(746)	—	(746)
Reclassification	(2,512)	10	2,845	(343)	—
Disposals	(321)	(5,144)	(1,531)	(3,545)	(10,541)
Balance at 31 December 2006	27,784	194,535	78,784	183,690	484,793
Accumulated depreciation:
Balance at 1 January 2005	10,537	29,934	11,403	72,677	124,551
Depreciation charge for the year	1,046	4,682	2,524	7,530	15,782
Transferred to subsidiaries	(3)	—	(41)	(22)	(66)
Impairment losses for the year	21	60	261	740	1,082
Reclassification	(111)	(309)	154	266	—
Written back on disposals	(326)	(565)	(1,349)	(3,374)	(5,614)
Balance at 31 December 2005	11,164	33,802	12,952	77,817	135,735
Balance at 1 January 2006	11,164	33,802	12,952	77,817	135,735
Depreciation charge for the year	927	11,071	3,146	9,334	24,478
Transferred from subsidiaries	1,056	45,609	—	15,183	61,848
Transferred to subsidiaries	—	—	(74)	—	(74)
Impairment losses for the year	118	532	23	83	756
Reclassification	(412)	(45)	1,209	(752)	—
Written back on disposals	(230)	(5,000)	(783)	(2,720)	(8,733)
Balance at 31 December 2006	12,623	85,969	16,473	98,945	214,010

Net book value:
Balance at 1 January 2005	15,301	31,932	45,992	64,786	158,011
Balance at 31 December 2005	14,765	39,265	52,005	64,676	170,711
Balance at 31 December 2006	15,161	108,566	62,311	84,745	270,783

The Group’s proportionate share of the jointly controlled entities’ net book value of property, plant and equipment at 31 December 2006 in the exploration and production and the chemicals segments were RMB 388 million (2005: RMB 398 million) and RMB 13,871 million (2005: RMB 14,889 million), respectively.

As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

In connection with the acquisitions of certain entities and related operations from Sinopec Group Company in prior years, the related property, plant and equipment were revalued by independent valuers in accordance with relevant PRC rules and regulations. The surplus on these revaluations of RMB 1,409 million, net of amounts allocated to minority interests, was credited to revaluation reserve.

In connection with the Acquisition of Oil Production Plants, the property, plant and equipment of the Oil Production Plants were revalued at 30 June 2006, by a firm of independent valuers in accordance with the relevant PRC rules and regulations. The value of property, plant and equipment of the Oil Production Plants pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 2,303 million, which approximated the net historical carrying value of the assets.

In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

19	CONSTRUCTION IN PROGRESS

The Group

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2005	9,387	9,483	13,781	13,170	1,513	47,334
Additions	27,245	18,971	10,572	9,115	1,014	66,917
Additions by jointly controlled entities	814	—	—	1,830	—	2,644
Proportionate share of a jointly controlled entity	—	—	—	5,461	—	5,461
Dry hole costs written off	(2,992)	—	—	—	—	(2,992)
Transferred to property, plant and equipment
and other assets	(23,451)	(8,121)	(14,017)	(19,014)	(381)	(64,984)
Balance at 31 December 2005	11,003	20,333	10,336	10,562	2,146	54,380
Balance at 1 January 2006	11,003	20,333	10,336	10,562	2,146	54,380
Additions	37,892	21,824	10,039	12,361	1,714	83,830
Additions by jointly controlled entities	91	—	—	148	—	239
Acquisition of a subsidiary	89	—	—	—	—	89
Dry hole costs written off	(3,960)	—	—	—	—	(3,960)
Transferred to property, plant and equipment	(28,695)	(26,994)	(10,087)	(15,461)	(161)	(81,398)
Balance at 31 December 2006	16,420	15,163	10,288	7,610	3,699	53,180
The Group’s proportionate share of the jointly controlled entities’ construction in progress at 31 December 2006 in the exploration and production and the chemicals segments were RMB 2,979 million (2005: RMB 2,888 million) and RMB 603 million (2005: RMB 504 million), respectively.

As at 31 December 2006, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress in the exploration and production segment was RMB 4,771 million (2005: RMB 3,573 million). The geological and geophysical costs paid during the year ended 31 December 2006 were RMB 3,878 million (2005: RMB 3,200 million).

The Company

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2005	6,607	6,961	10,271	3,615	1,494	28,948
Additions	16,528	12,084	7,825	5,845	915	43,197
Dry hole costs written off	(2,271)	—	—	—	—	(2,271)
Transferred to property, plant and equipment	(13,213)	(5,772)	(9,363)	(2,069)	(371)	(30,788)
Balance at 31 December 2005	7,651	13,273	8,733	7,391	2,038	39,086
Balance at 1 January 2006	7,651	13,273	8,733	7,391	2,038	39,086
Additions	32,487	14,311	8,468	8,373	1,056	64,695
Transferred from subsidiaries	927	34	—	237	—	1,198
Dry hole costs written off	(3,950)	—	—	—	—	(3,950)
Transferred to property, plant and equipment	(25,317)	(15,049)	(8,115)	(11,357)	(52)	(59,890)
Balance at 31 December 2006	11,798	12,569	9,086	4,644	3,042	41,139

20	GOODWILL

	The Group
	2006	2005
	RMB millions	RMB millions
Cost:
Balance at 1 January	2,203	383
Additions	12,122	1,820
Balance at 31 December	14,325	2,203
Accumulated impairment losses:
Balance at 1 January and 31 December	—	—
Net book value:
Balance at 1 January	2,203	383
Balance at 31 December	14,325	2,203

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	2006	2005
	RMB millions	RMB millions
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Company Limited (“Sinopec Zhenhai”)	3,952	—
Sinopec Qilu Petrochemical Company Limited (“Sinopec Qilu”)	2,159	—
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	—
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”)	1,391	—
Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	—
Multiple units without significant goodwill	1,568	1,046
	14,325	2,203

During the year ended 31 December 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Sinopec Beijing Yanshan Petrochemical Company Limited from minority interests shareholders at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was RMB 1,157 million.

During the year ended 31 December 2006, the Group acquired additional equity interests in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 28.7%, 17.7%, 14.8%, 28.5% and 71.4%, respectively. The Company acquired these additional equity interests to reduce management layers and improve the efficiency of the production, management and sales of the Group as a whole. The total consideration paid by the Group was approximately RMB 21,971 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic were RMB 3,952 million, RMB 2,159 million, RMB 2,737 million, RMB 1,391 million and RMB 1,361 million, respectively.

The recoverable amounts of the Sinopec Yanshan, Sinopec Zhenhai, Sinopec Yangzi, Sinopec Qilu, Sinopec Zhongyuan and Dynamic are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 14.2% to 17.2%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation for the development of international crude oil prices. The sales volume was based on the production capacity and the sales volume in the period immediately before the budget period.

21	INVESTMENTS IN SUBSIDIARIES

	The Company
	2006	2005
	RMB millions	RMB millions
Investments in subsidiaries, at cost	66,809	75,579

Details of the Company’s principal subsidiaries at 31 December 2006 are set out in Note 39.

22	INVESTMENTS

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Available-for-sale securities	157	119	—	—
Other unlisted investments, at cost	2,741	3,359	1,083	1,140
	2,898	3,478	1,083	1,140
Less: Impairment losses	(316)	(327)	(112)	(103)
	2,582	3,151	971	1,037

Unlisted investments represent the Group’s interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

The impairment losses relating to investments for the year ended 31 December 2006 amounted to RMB 48 million (2005: RMB 77 million).

23	INTEREST IN ASSOCIATES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Investments in associates, at cost	—	—	7,470	5,933
Share of net assets	11,617	9,267	—	—
	11,617	9,267	7,470	5,933

The Group’s investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The share of associates’ taxation for the year ended 31 December 2006 was RMB 439 million (2005: RMB 420 million). The principal investments in associates, all of which are incorporated in the PRC, are as follows:

				Percentage of
			Percentage	equity held
	Form of		of equity	by the
	business	Particulars of issued	held by the	Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
			%	%
Sinopec Shandong Taishan Petroleum Company Limited	Incorporated	480,793,320 ordinary shares of RMB 1.00 each	38.68	—	Trading of petroleum products and decoration of service gas stations
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 6,000,000,000	49.00	—	Provision of non-banking financial services
Shanghai Petroleum National Gas Corporation	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park
China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

During the year ended 31 December 2006, the Group acquired 71.4% equity interests in Dynamic, which was previously an associate of the Group, and thereafter, Dynamic became a subsidiary of the Company (Notes 20 and 39).

24	INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Company
	2006	2005
	RMB millions	RMB millions
Investments in jointly controlled entities, at cost	7,482	7,280

The Group’s principal interests in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC as follows:

			Percentage of
			equity held
	Form of		by the
	business	Particulars of issued	Company’s
Name of company	structure	and paid up capital	subsidiaries	Principal activities
			%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal Gasification Company Limited	Incorporated	Registered capital USD 45,588,700	—	Manufacturing and distribution of industrial gas
Block A Oil Field in the Western Area Chengdao in Bohai Bay	Unincorporated	—	43.00	Exploration and production of crude oil and natural gas

Included in the consolidated financial statements are the following items that represent the Group’s proportionate share of the jointly controlled entities’ results of operation, financial condition and cash flows.

	2006	2005
	RMB millions	RMB millions
Results of operation:
Operating revenue	17,913	10,082
Expenses	(15,180)	(9,773)
Net profit	2,733	309

Financial condition:
Current assets	4,966	2,631
Non-current assets, primarily property, plant and equipment and construction in progress with net book values of RMB 14,259 million (2005: RMB 15,287 million) and RMB 3,582 million (2005: RMB 3,392 million), respectively	18,635	19,522
Current liabilities	(2,736)	(2,543)
Non-current liabilities, primarily long-term bank loans, excluding current portion,of RMB 8,267 million (2005: RMB 10,006 million)	(8,643)	(10,177)
Net assets	12,222	9,433
Cash flows:
Net cash generated from/(used in) operating activities	2,452	(1,434)
Net cash used in investing activities	(382)	(2,474)
Net cash (used in)/generated from financing activities	(939)	4,011

25	LONG-TERM PREPAYMENTS AND OTHER ASSETS
Long term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

26	TRADE ACCOUNTS AND BILLS RECEIVABLES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from third parties	14,601	13,564	4,622	4,136
Amounts due from subsidiaries	—	—	5,570	6,252
Amounts due from Sinopec Group Company and fellow subsidiaries	3,396	3,145	923	518
Amounts due from associates	380	572	8	10
Amounts due from jointly controlled entities	547	505	377	229
	18,924	17,786	11,500	11,145
Less: Impairment losses for bad and doubtful debts	(3,334)	(3,140)	(2,668)	(2,319)
	15,590	14,646	8,832	8,826
Bills receivable	8,757	7,167	2,760	1,334
	24,347	21,813	11,592	10,160

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	24,095	21,552	11,368	10,010
Between one and two years	169	178	158	112
Between two and three years	56	43	43	25
Over three years	27	40	23	13
	24,347	21,813	11,592	10,160

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

27	INVENTORIES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Crude oil and other raw materials	54,227	53,360	28,956	25,471
Work in progress	9,828	9,422	5,061	4,659
Finished goods	25,762	23,173	17,574	17,980
Spare parts and consumables	4,485	4,456	2,866	2,616
	94,302	90,411	54,457	50,726
Less: Allowance for diminution in value of inventories	(866)	(892)	(469)	(309)
	93,436	89,519	53,988	50,417

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 895,290 million for the year ended 31 December 2006 (2005: RMB 682,288 million), including the write-down of inventories amounted to RMB 419 million (2005: RMB 262 million) and the reversal of write-down of inventories made in prior years amounted to RMB 445 million (2005: RMB 276 million) mainly arising from the sales of inventories.

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Advances to third parties	1,732	1,776	893	909
Amounts due from Sinopec Group Company and fellow subsidiaries	2,020	2,965	1,896	2,559
Amounts due from subsidiaries	—	—	4,491	2,964
Other receivables	2,298	1,977	1,166	742
Purchase deposits	3,106	2,496	2,222	1,106
Prepayments in connection with construction work and equipment purchases	4,658	6,613	1,753	4,584
Prepaid value-added tax and customs duty	4,815	4,288	2,496	2,184
Amounts due from associates	332	539	308	508
	18,961	20,654	15,225	15,556

29	DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2006	2005	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,531	3,448	—	—	3,531	3,448
Accruals	865	456	—	—	865	456
Non-current
Property, plant and equipment	2,295	1,642	(1,678)	(1,619)	617	23
Accelerated depreciation	—	—	(4,657)	(4,290)	(4,657)	(4,290)
Tax value of losses carried forward,
net of valuation allowances	53	128	—	—	53	128
Lease prepayments	351	359	—	—	351	359
Others	63	39	(4)	(66)	59	(27)
Deferred tax assets/(liabilities)	7,158	6,072	(6,339)	(5,975)	819	97

The Company

	Assets		Liabilities		Net balance
	2006	2005	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,339	1,226	—	—	3,339	1,226
Accruals	814	409	—	—	814	409
Non-current
Property, plant and equipment	1,749	1,553	(1,634)	(1,083)	115	470
Accelerated depreciation	—	—	(4,540)	(1,066)	(4,540)	(1,066)
Lease prepayments	17	17	—	—	17	17
Others	17	15	—	(67)	17	(52)
Deferred tax assets/(liabilities)	5,936	3,220	(6,174)	(2,216)	(238)	1,004

As at 31 December 2006, certain subsidiaries of the Company provided valuation allowance against tax value of losses carried forward for PRC income tax purpose of RMB 4,382 million which are available to offset their future PRC taxable income, if any. The tax value of these losses carried forward of RMB 215 million, RMB 341 million, RMB 720 million, RMB 1,185 million and RMB 1,921 million will expire in 2007, 2008, 2009, 2010 and 2011, respectively.

A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment on the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, net valuation allowances of RMB 258 million (2005: RMB 391 million) were provided for the year ended 31 December 2006. The Group determined the valuation allowance based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is probable to be realised.

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)
Movements in the deferred tax assets and liabilities are as follows:

The Group

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	other	31 December
	2005	statement	reserve	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	2,260	1,188	—	3,448
Accruals	268	188	—	456
Non-current
Property, plant and equipment	(138)	161	—	23
Accelerated depreciation	(4,000)	(290)	—	(4,290)
Tax value of losses carried forward, net of valuation allowance	66	62	—	128
Lease prepayments	366	(7)	—	359
Others	32	(59)	—	(27)
Net deferred tax (liabilities)/assets	(1,146)	1,243	—	97

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	other	31 December
	2006	statement	reserve	2006
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,448	83	—	3,531
Accruals	456	409	—	865
Non-current
Property, plant and equipment	23	594	—	617
Accelerated depreciation	(4,290)	(367)	—	(4,657)
Tax value of losses carried forward, net of valuation allowance	128	(75)	—	53
Lease prepayments	359	(8)	—	351
Others	(27	90	(4)	59
Net deferred tax (liabilities)/assets	97	726	(4)	819

Note:
The amount recognised in equity represents the tax effect of change in fair value of available-for-sale securities, which was recognised directly in equity.

The Company

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	other	31 December
	2005	statement	reserve	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	1,999	—	(773)	1,226
Accruals	246	—	163	409
Non-current
Property, plant and equipment	474	—	(4)	470
Accelerated depreciation	(1,042)	—	(24)	(1,066)
Lease prepayments	16	—	1	17
Others	6	—	(58)	(52)
Net deferred tax (liabilities)/assets	1,699	—	(695)	1,004

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	other	31 December
	2006	statement	reserve	2006
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	1,226	2,066	47	3,339
Accruals	409	—	405	814
Non-current
Property, plant and equipment	470	(494)	139	115
Accelerated depreciation	(1,066)	(3,102)	(372)	(4,540)
Lease prepayments	17	—	—	17
Others	(52)	—	69	17
Net deferred tax assets/(liabilities)	1,004	(1,530)	288	(238)

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
Short-term debts represent:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Third parties’ debts
Short-term bank loans	25,666	15,392	15,045	3,094
Current portion of long-term bank loans	15,291	14,879	13,308	12,043
Current portion of long-term other loans	27	26	3	1
Current portion of long-term bank loans of jointly controlled entities	490	193	—	—
	15,808	15,098	13,311	12,044
Corporate bonds (a)	11,885	9,921	9,885	9,921

	53,359	40,411	38,241	25,059
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	4,849	2,705	806	3,846
Current portion of long-term loans	552	100	552	100
	5,401	2,805	1,358	3,946

	58,760	43,216	39,599	29,005

The Group’s and the Company’s weighted average interest rate on short-term loans were 5.2% (2005: 4.0%) and 4.7% (2005: 3.2%) at 31 December 2006, respectively.

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2006	2005	2006	2005
		RMB millions	RMB millions	RMB millions	RMB millions
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging frominterest free to 6.9 % per annum at 31 December 2006 with maturities through 2016	65,484	65,069	55,457	54,792

Japanese Yen denominated	Interest rates ranging from 2.6% to 5.8% per annum at 31 December 2006 with maturities through 2024	2,713	3,394	2,713	3,394

US Dollar denominated	Interest rates ranging from interest free to 7.4 % per annum at 31 December 2006 with maturities through 2031	2,081	5,056	1,192	3,571

Euro denominated	Fixed interest rate at 6.7% per annum at 31 December 2006 with maturities through 2010	101	117	101	117

Hong Kong Dollar denominated	Floating rate at Hong Kong Prime Rate plus 0.8% to 1.1% per annum at 31 December 2005 with maturities through 2007; Paid off as at 31 December 2006	—	94	—	—
		70,379	73,730	59,463	61,874
Long-term other loans
Renminbi denominated	Interest rates ranging from interest free to 5.2% per annum at 31 December 2006 with maturities through 2009	3,098	170	3,007	37

US Dollar denominated	Interest rates ranging from interest free to 2.0% per annum at 31 December 2006 with maturities through 2015	44	51	30	34
		3,142	221	3,037	71
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at 31 December 2006 with maturity in February 2014 (b)	3,500	3,500	3,500	3,500

		77,021	77,451	66,000	65,445

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

		The Group		The Company
	Interest rate and final maturity	2006	2005	2006	2005
		RMB millions	RMB millions	RMB millions	RMB millions
Long-term bank loans of jointly controlled entities
Renminbi denominated	Floating rate at 90 % of PBOC’s base lending rate per annum at 31 December 2006 with maturities through 2021	5,019	5,710	—	—
US Dollar denominated	Floating rate at London Interbank Offer Rate plus 0.4% to 0.7% per annum at 31 December 2006 with maturities through 2021	3,738	4,296	—	—
		8,757	10,006	—	—

Total third parties’ long-term debts		85,778	87,457	66,000	65,445
Less: Current portion		(15,808)	(15,098)	(13,311)	(12,044)
		69,970	72,359	52,689	53,401
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 5.7% per annum at 31 December 2006 with maturities through 2020	39,572	39,962	39,392	39,312
Long-term loans of jointly controlled entities from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Floating rate at 90% of PBOC’s base lending rate applicable to three-year tenor loan per annum at 31 December 2006 with maturities through 2021	75	71	—	—
Less: Current portion		(552)	(100)	(552)	(100)
		39,095	39,933	38,840	39,212

		109,065	112,292	91,529	92,613

(a)
The Company issued six-month corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 24 October 2005, at a discounted value of RMB 98.75 per RMB 100 par value,with an effective yield of 2.54% per annum. The Company redeemed the corporate bonds in April 2006.

A subsidiary of the Company issued 270-day corporate bonds of face value at RMB 1 billion to corporate investors in PRC debenture market on 23 February 2006, at a discounted value of RMB 97.78 per RMB 100 par value with an effective yield of 3.07% per annum. The Company redeemed the corporate bonds in November 2006.

The Company issued 183-day corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 16 May 2006, at a discounted value of RMB 98.68 per RMB 100 par value, with an effective yield of 2.67% per annum. The Company redeemed the corporate bonds in November 2006.

The Company issued 182-day corporate bonds of face value at RMB 10 billion to corporate investors in PRC debenture market on 13 November 2006, at a discounted value of RMB 98.43 per RMB 100 par value, with an effective yield of 3.20% per annum. The bonds mature in May 2007.

A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2 billion to corporate investors in the PRC debenture market on 11 December 2006 at par value, with an effective yield 3.83% per annum. The bonds mature in December 2007.

(b)	The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.61% per annum.

Third parties’ loans of RMB 171 million of the Group at 31 December 2006 (2005: RMB 35 million) were secured by certain of the Group’s property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 288 million at 31 December 2006 (2005: RMB 83 million).

Third parties’ loans of RMB 46 million of the Company at 31 December 2006 (2005: RMB 13 million) were secured by certain of the Company’s property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 75 million at 31 December 2006 (2005: RMB 10 million).

The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	16,360	15,198	13,863	12,144
Between one and two years	26,529	19,787	24,590	16,420
Between two and five years	36,205	43,442	26,147	34,771
After five years	46,331	49,063	40,792	41,422
	125,425	127,490	105,392	104,757

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2006	2005
	millions	millions

US Dollars	USD985	USD2,158
Japanese Yen	JPY41,350	JPY50,507
Euro	EUR10	EUR12
Hong Kong Dollars	HKD7,789	HKD128

31	TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due to third parties	49,177	50,353	17,213	12,032
Amounts due to subsidiaries	—	—	19,775	15,805
Amounts due to Sinopec Group Company and fellow subsidiaries	2,194	2,763	1,049	996
Amounts due to jointly controlled entities	750	650	—	—
Amounts due to associates	4	51	4	—
	52,125	53,817	38,041	28,833
Bills payable	21,685	23,243	16,265	19,077
	73,810	77,060	54,306	47,910

Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Due within 1 month or on demand	44,303	45,044	32,295	23,251
Due after 1 month but within 6 months	29,386	31,704	21,937	24,353
Due after 6 months	121	312	74	306
	73,810	77,060	54,306	47,910

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due to Sinopec Group Company and fellow subsidiaries	12,670	8,133	9,757	4,538
Amounts due to subsidiaries	—	—	16,191	7,032
Accrued expenditures	23,266	19,660	18,384	13,984
Taxes other than income tax	6,313	3,092	5,048	1,415
Receipts in advance	18,513	12,375	15,473	9,133
Advances from third parties	1,356	1,226	1,305	1,100
Others	6,938	5,037	6,155	3,357
	69,056	49,523	72,313	40,559

33	SHARE CAPITAL

	The Group and the Company
	2006	2005
	RMB millions	RMB millions
Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	—
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
67,121,951,000 domestic state-owned A shares of RMB 1.00 each	—	67,122
2,800,000,000 domestic listed A shares of RMB 1.00 each	—	2,800
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. The 784,000,000 stated-owned A shares paid to the shareholders of listed A shares were tradable on 10 October 2006. The 66,337,551,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration.

All A shares and H shares rank pari passu in all material aspects.

34	RESERVES

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Capital reserve
Balance at 1 January	(19,217)	(19,217)	13,672	13,672
Transfer from capital reserve to other reserves	(2,373)	—	(1,628)	—
Balance at 31 December	(21,590)	(19,217)	12,044	13,672
Share premium
Balance at 1 January/31 December	18,072	18,072	18,072	18,072
Revaluation reserve
Balance at 1 January	26,342	27,998	—	—
Revaluation surplus realised	(1,590)	(1,656)	—	—
Balance at 31 December	24,752	26,342	—	—
Statutory surplus reserve
Balance at 1 January	13,514	9,558	13,514	9,558
Appropriation	5,066	3,956	5,066	3,956
Statutory public welfare fund transferred to statutory surplus reserve	13,514	—	13,514	—
Balance at 31 December	32,094	13,514	32,094	13,514
Statutory public welfare fund
Balance at 1 January	13,514	9,558	13,514	9,558
Appropriation	—	3,956	—	3,956
Statutory public welfare fund transferred to statutory surplus reserve	(13,514)	—	(13,514)	—
Balance at 31 December	—	13,514	—	13,514
Discretionary surplus reserve
Balance at 1 January	7,000	7,000	7,000	7,000
Appropriation	20,000	—	20,000	—
Balance at 31 December	27,000	7,000	27,000	7,000
Other reserves
Balance at 1 January, as adjusted	987	547	242	247
Change in fair value of available-for-sale securities, net of deferred tax	34	—	—	—
Realisation of deferred tax on land use rights	(7)	(5)	(7)	(5)
Transfer from retained earnings to other reserves	1,013	535	—	—
Transfer from capital reserve to other reserves	2,373	—	1,628	—
Distribution to Sinopec Group Company	(631)	(90)	(1,628)	—
Consideration for Acquisition of Oil Production Plants (Note 1)	(3,500)	—	—	—
Balance at 31 December	269	987	235	242
Retained earnings
Balance at 1 January	77,387	53,122	20,591	(4,211)
Profit for the year attributable to equity shareholders of the Company	53,912	41,455	57,895	43,113
Final dividend for 2004 (Note 16)	—	(6,936)	—	—
Interim dividend for 2005 (Note 16)	—	(3,468)	—	—
Final dividend for 2005 (Note 16)	(7,803)	—	(7,803)	(6,936)
Interim dividend for 2006 (Note 16)	(3,468)	—	(3,468)	(3,468)
Appropriation	(25,066)	(7,912)	(25,066)	(7,912)
Revaluation surplus realised	1,590	1,656	—	—
Realisation of deferred tax on land use rights	7	5	7	5
Transfer from retained earnings to other reserves	(1,013)	(535)	—	—
Balance at 31 December	95,546	77,387	42,156	20,591

	176,143	137,599	131,601	86,605

35	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2006 and 31 December 2005, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	4,711	3,593	4,457	3,424
Between one and two years	4,568	3,442	4,391	3,363
Between two and three years	4,531	3,388	4,359	3,319
Between three and four years	4,505	3,357	4,337	3,292
Between four and five years	4,450	3,353	4,372	3,290
Thereafter	122,406	95,176	120,638	93,601
	145,171	112,309	142,554	110,289

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 31 December 2006 and 31 December 2005, capital commitments are as follows:

	2006	2005
The Group	RMB millions	RMB millions
Authorised and contracted for	113,192	75,069
Authorised but not contracted for	165,967	85,575
	279,159	160,644
Jointly controlled entities
Authorised and contracted for	1,878	2,160
Authorised but not contracted for	5	60
	1,883	2,220
The Company
Authorised and contracted for	95,206	55,496
Authorised but not contracted for	97,699	45,938
	192,905	101,434

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group’s investments and interest in associates.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 236 million for the year ended 31 December 2006 (2005: RMB 208 million).

Estimated future annual payments are as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	156	107	156	74
Between one and two years	147	112	147	81
Between two and three years	67	59	67	49
Between three and four years	57	67	57	58
Between four and five years	10	56	10	49
Thereafter	226	239	226	108
	663	640	663	419

Contingent liabilities
(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2006 and 2005, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2006	2005	2006	2005
	RMB millions	RMB millions	RMB millions	RMB millions
Subsidiaries	—	—	2,674	2,583
Associates and jointly controlled entities	160	79	11,863	11,986
	160	79	14,537	14,569

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2006 and 2005, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Environmental contingencies

To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,637 million for the year ended 31 December 2006 (2005: RMB 493 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

36	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	2006	2005
		RMB millions	RMB millions
Sales of goods	(i)	129,221	95,043
Purchases	(ii)	56,703	45,923
Transportation and storage	(iii)	1,592	1,959
Exploration and development services	(iv)	22,060	17,001
Production related services	(v)	12,412	10,653
Ancillary and social services	(vi)	1,710	1,790
Operating lease charges	(vii)	3,826	3,213
Agency commission income	(viii)	60	48
Intellectual property license fee paid	(ix)	—	9
Interest received	(x)	52	52
Interest paid	(xi)	1,201	1,036
Net deposits withdrawn from related parties	(xii)	(3,910)	(67)
Net loans obtained from/(repaid to) related parties	(xiii)	1,758	(4,714)

The amounts set out in the table above in respect of the year ended 31 December 2006 and 2005 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

At 31 December 2006 and 2005, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 35.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

36	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

(x)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2006 was RMB 689 million (2005: RMB 4,599 million).

(xi)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)	Deposits withdrawn from related parties represent net deposits withdrawn from Sinopec Finance Company Limited.

(xiii)	The Group obtained loans from/repaid loans to Sinopec Group Company and Sinopec Finance Company Limited.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

l      the government-prescribed price;

l      where there is no government-prescribed price, the government-guidance price;

l      where there is neither a government-prescribed price nor a government-guidance price, the market price; or

l      where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,241 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

As discussed in Note 1, pursuant to the resolution passed at the Directors’ meeting on 10 October 2006, the Group acquired equity interests in Sinopec Hainan for cash of RMB 2,990 million. Sinopec Hainan was previously wholly owned by Sinopec Group Company.

As discussed in Note 1, pursuant to the resolution passed at the Directors’ meeting on 6 December 2006, the Group acquired the equity interests of Oil Production Plants from Sinopec Group Company, for a total consideration of RMB 3,500 million payable in 2007.

36	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2006	2005
	RMB millions	RMB millions
Trade accounts receivable	4,323	4,222
Prepaid expenses and other current assets	2,352	3,504
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	6,675	7,726
Trade accounts payable	2,948	3,464
Accrued expenses and other payables	12,670	8,133
Short-term loans and current portion of long-term loans from
Sinopec Group Company and fellow subsidiaries	5,401	2,805
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	39,095	39,933
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	60,114	54,335

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

As at and for the year ended 31 December 2006 and 2005, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2006	2005
	RMB’000	RMB’000
Short-term employee benefits	4,571	2,868
Retirement scheme contributions	184	115
	4,755	2,983

Total emoluments are included in “personnel expenses” as disclosed in Note 7.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at 31 December 2006 and 2005, there was no material outstanding contribution to post-employment benefit plans.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

l	sales and purchase of goods and ancillary materials;

l	rendering and receiving services;

l	lease of assets;

l	depositing and borrowing money; and

l	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

36	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC (Continued)

(i)	Transactions with other state-controlled energy and chemical companies
The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (“CNPC Group”) and China National Offshore Oil Corporation and its subsidiaries (“CNOOC Group”), which are state-controlled entities.

During the year ended 31 December 2006, the aggregate amount of crude oil purchased by refining segment from CNPC and CNOOC Group and refined petroleum purchased by marketing and distribution segment from CNPC Group was RMB 60,863 million (2005: RMB 58,957 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group are summarised as follows:

	2006	2005
	RMB millions	RMB millions
Trade accounts receivable	111	213
Prepaid expenses and other current assets	115	120
Total amounts due from CNPC Group and CNOOC Group	226	333
Trade accounts payable	1,231	1,237
Accrued expenses and other payables	7	127
Total amounts due to CNPC Group and CNOOC Group	1,238	1,364

(ii)	Transactions with state-controlled banks
The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	2006	2005
	RMB millions	RMB millions
Interest income	458	323
Interest expense	6,001	4,878

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	2006	2005
	RMB millions	RMB millions
Cash and cash equivalents	7,366	9,418
Time deposits with financial institutions	615	964
Total deposits at state-controlled banks in the PRC	7,981	10,382
Short-term loans and current portion of long-term loans	34,803	27,891
Long-term loans excluding current portion of long-term loans	62,346	67,641
Total loans from state-controlled banks in the PRC	97,149	95,532

37	EMPLOYEE BENEFITS PLAN
As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2006 were RMB 2,270 million (2005: RMB 2,273 million).

38	SEGMENTAL REPORTING
The Group has five operating segments as follows:

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

38	SEGMENTAL REPORTING (Continued)
Reportable information on the Group’s business segments is as follows:

	2006	2005
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	23,355	20,006
Inter-segment sales	105,656	84,423
	129,011	104,429
Refining
External sales	99,201	82,810
Inter-segment sales	471,571	386,456
	570,772	469,266
Marketing and distribution
External sales	588,270	459,292
Inter-segment sales	4,601	3,172
	592,871	462,464
Chemicals
External sales	209,133	160,783
Inter-segment sale	12,299	12,199
	221,432	172,982
Corporate and others
External sales	124,693	76,368
Inter-segment sales	136,775	44,897
	261,468	121,265
Elimination of inter-segment sales	(730,902)	(531,147)

Turnover	1,044,652	799,259
Other operating revenues
Exploration and production	14,155	10,756
Refining	4,590	5,421
Marketing and distribution	687	1,358
Chemicals	6,661	5,841
Corporate and others	657	637
Other operating revenues	26,750	24,013
Other income
Refining	5,000	9,415
Total other income	5,000	9,415

Turnover, other operating revenues and other income	1,076,402	832,687

	2006	2005
	RMB millions	RMB millions
Result
Operating profit
By segment
– Exploration and production	63,182	48,334
– Refining	(25,298)	(3,536)
– Marketing and distribution	30,234	10,350
– Chemicals	17,234	14,296
– Corporate and others	(1,532)	(1,198)
Total operating profit	83,820	68,246
Share of profits less losses from associates
– Exploration and production	233	326
– Refining	58	23
– Marketing and distribution	404	241
– Chemicals	20	1
– Corporate and others	232	266
Aggregate share of profits less losses from associates	947	857
Finance costs
Interest expense	(7,437)	(5,926)
Interest income	555	384
Foreign exchange losses	(153)	(79)
Foreign exchange gains	935	996
Net finance costs	(6,100)	(4,625)
Investment income	256	178

Profit before taxation	78,923	64,656
Taxation	(23,515)	(19,880)
Profit for the year	55,408	44,776

38	SEGMENTAL REPORTING (Continued)

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. “Unallocated liabilities” consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

Interests in and share of profits from associates are included in the segments in which the associates operate. Information on associates is included in Note 23. Additions to long-lived assets by operating segment are included in Notes 18 and 19.

	2006	2005
	RMB millions	RMB millions
Assets
Segment assets
— Exploration and production	155,043	127,471
— Refining	163,898	142,776
— Marketing and distribution	108,053	102,935
— Chemicals	125,051	115,942
— Corporate and others	22,641	20,570
Total segment assets	574,686	509,694
Interest in associates
— Exploration and production	1,063	1,494
— Refining	1,117	571
— Marketing and distribution	4,692	4,298
— Chemicals	1,245	1,092
— Corporate and others	3,500	1,812
Aggregate interest in associates	11,617	9,267
Unallocated assets	25,487	30,079

Total assets	611,790	549,040
Liabilities
Segment liabilities
— Exploration and production	30,082	20,262
— Refining	30,162	27,311
— Marketing and distribution	27,090	23,713
— Chemicals	19,619	19,442
— Corporate and others	35,913	35,855
Total segment liabilities	142,866	126,583
Unallocated liabilities	184,135	167,477
Total liabilities	327,001	294,060

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2006	2005
	RMB millions	RMB millions
Capital expenditure
Exploration and production	31,734	23,095
Refining	21,969	19,100
Marketing and distribution	11,319	10,954
Chemicals	12,629	9,386
Corporate and others	2,170	1,164
	79,821	63,699
Capital expenditure of Oil Production Plants
Exploration and production	3,362	1,612
Capital expenditure of jointly controlled entities
Exploration and production	102	772
Chemicals	160	1,830
	262	2,602
Depreciation, depletion and amortisation
Exploration and production	12,945	11,118
Refining	7,733	7,055
Marketing and distribution	3,452	3,026
Chemicals	9,697	9,697
Corporate and others	408	722
	34,235	31,618
Impairment losses on long-lived assets
Exploration and production	552	60
Marketing and distribution	23	366
Chemicals	250	1,425
	825	1,851

39	PRINCIPAL SUBSIDIARIES
At 31 December 2006, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

			Percentage of equity
	Particulars of	Type of		held by the
	issued	legal	held by the	Company’s
Name of company	capital	entity	Company	subsidiary	Principal activities
	(millions)%			%

China Petrochemical International Company Limited	RMB 1,663	Limited company	100.00	—	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Zhenhai Refining and Chemical Company Limited (Note 20)	RMB 2,524	Limited company	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Qilu Petrochemical Company Limited (Note 20)	RMB 1,950	Limited company	99.76	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Yangzi Petrochemical Company Limited (Note 20)	RMB 2,330	Limited company	99.81	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petroleum Company Limited (Note 20)	RMB 875	Limited company	99.35	—	Exploration and production of crude oil and natural gas
Sinopec Shengli Oil Field Dynamic Company Limited (Note 20)	RMB 364	Limited company	97.71	—	Exploration and production of crude oil and distribution of petrochemical products
Sinopec Fujian Petrochemical Company Limited (i)	RMB 2,253	Limited company	50.00	—	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	—	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Shijiazhuang Refining Chemical Company Limited	RMB 1,154	Limited company	79.73	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HK$ 104	Limited company	—	72.40	Trading of crude oil and petroleum products
Sinopec Wuhan Petroleum Group Company Limited (i)	RMB 147	Limited company	46.25	—	Marketing and distribution of refined petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Compa Limited ny	RMB 2,400	Limited company	93.51	—	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	—	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	—	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 800	Limited company	85.00	—	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 223	Limited company	100.00	—	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	—	Manufacturing of intermediate petrochemical products and petroleum products

Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

(i)	The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.
(ii)
During the year ended 31 December 2006, the Company disposed the 211,423,651 A shares, representing approximately 40.72% of the issued share capital, in Sinopec Wuhan Phoenix Company Limited pursuant to an agreement entered into with a third party. No significant disposal gain or loss was recorded from this transaction.

40	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2006 and 2005.

Credit risk

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group’s maximum exposure to credit risk in relation to financial assets.

The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total revenues.

No other financial assets carry a significant exposure to credit risk.

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

With the authorisation from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005.

Other than the amounts as disclosed in Note 30, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

Interest rate risk
The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 30.

Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2006 and 31 December 2005:

	2006	2005
	RMB millions	RMB millions
Carrying amount	85,778	87,457
Fair value	85,376	87,461

The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

Unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

42	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2006

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2006 and which have not been adopted in these financial statements:

Effective for accounting
period beginning on or after
IFRS 7, Financial instruments: disclosures	1 January 2007
IFRS 8, Operating Segments	1 January 2009
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	1 March 2006
IFRIC 8, Scope of IFRS 2	1 May 2006
IFRIC 9, Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10, Interim financial reporting and impairment	1 November 2006
IFRIC 11, IFRS2- Group and treasury share transaction	1 March 2007
IFRIC 12, Service concession arrangements	1 January 2008
Amendment to IAS 1, Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 7, IFRIC 8, IFRIC 9, IFRIC 10, IFRIC 11, IFRIC 12 and the amendment to IAS 1 are not applicable to any of the Group’s operations and that the adoption of the remainder of the above new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

43	POST BALANCE SHEET EVENT

On 6 December 2006, the Group announced its proposal to issue USD 1,500 million convertible bonds, which are convertible into H shares of the Company. This proposal was subsequently approved by the shareholders of the Company at the Extraordinary General Meeting held on 22 January 2007.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which will take effect on 1 January 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises, as defined in the new tax law will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from 1 January 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its entities will be reduced from 33% to 25% from 1 January 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain entities which are being taxed at preferential rates. The financial effect of the new tax law, if any, will be reflected in the Group’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

44	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2006 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Equity investment differences

Under the PRC Accounting Rules and Regulations, equity investment difference, being the excess of the initial investment cost over the investor’s share of equity of the investee enterprise, is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or less than 10 years if the investment period is not specified in the agreement.

Under IFRS, goodwill, being the excess of the cost of the business combination over the investor’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstance indicate that it might be impaired.

(ii)	Acquisitions of Sinopec National Star, Sinopec Hainan and Oil Production Plants

Under the PRC Accounting Rules and Regulations, the acquisitions of Sinopec National Star Petroleum Company (“Sinopec National Star”), Sinopec Hainan and Oil Production Plants (the “Acquisitions”) are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years. The difference between the cost of acquiring Oil Production Plants and the fair value of the net assets acquired is recognised as equity investment differences, which is amortised over 10 years.

Under IFRS, as the Group, Sinopec National Star, Sinopec Hainan and Oil Production Plants are under the common control of Sinopec Group Company, the Acquisitions are considered “combination of entities under common control” which are accounted in a manner similar to a pooling-of-interests (“as-if pooling-of-interests accounting”). Accordingly, the assets and liabilities of Sinopec National Star, Sinopec Hainan and Oil Production Plants acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial condition and results of operation of Sinopec National Star, Sinopec Hainan and Oil Production Plants on a combined basis. The considerations paid by the Group are treated as equity transactions.

(iii)	Pre-operating expenditures

Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(iv)	Depreciation of oil and gas properties
Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(v)	Capitalisation of general borrowing costs

Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of property, plant and equipment. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(vi)	Gain from debt restructuring

Under the PRC Accounting Rules and Regulations, gain from debt restructuring resulting from the difference between the carrying amount of liabilities extinguished or assumed by other parties and the amount paid is credited to capital reserve. Under IFRS, the gain resulting from such difference is recognised as income.

(vii)	Revaluation of land use rights

Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(viii)	Government grants

Under the PRC Accounting Rules and Regulations, government grants relating to the purchase of equipment used for technology improvements are credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long-term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

(ix)	Impairment losses on long-lived assets

Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of the fair value less costs to sell or the value in use which incorporates discounting the asset’s estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (iv) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are measured differently from the amounts recorded under IFRS.

(x)	Disposal of oil and gas properties

Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as an income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset retired or disposed are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(xi)	Unrecognised losses of subsidiaries

Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group’s consolidated income statement to the extent that the subsidiaries’ accumulated losses do not result in their carrying amount being reduced below zero. Further losses are debited to a separate reserve in the shareholders’ funds. Any profits earned by the subsidiaries subsequently are firstly credited to this reserve before being included in the Group’s consolidated income statement to the extent that the aggregate amounts credited do not exceed the accumulated losses debited to this reserve previously for that same subsidiary.

Under IFRS, the results of subsidiaries are included in the Group’s consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(xii)	Change in fair value of available-for-sale securities

Under the PRC Accounting Rules and Regulations, long-term equity investments in which the Group does not have control, joint control or significant influence on their management are stated at cost less accumulated impairment losses.

Under IFRS, investment in available-for-sale equity securities are carried at fair value with any change in fair value, other than impairment losses, recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

(xiii)	Minority interests

Under the PRC Accounting Rules and Regulations, minority interests at the balance sheet date are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders’ funds. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit.

Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity shareholders of the Company.

            Effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the year under IFRS are analysed as follows:

Net profit under the PRC Accounting Rules and Regulations	Note	2006 RMB millions 50,664	2005 RMB millions 39,558
Adjustments:
Equity investment differences	(i)	1,158	200
Capital injection in Sinopec Hainan and acquisition of Oil Production Plants	(ii)	1,013	535
Capital Acquisition of Sinopec National Star	(ii)	117	117
Pre-operating expenditures	(iii)	703	435
Depreciation of oil and gas properties	(iv)	666	751
Capitalisation of general borrowing costs, net of depreciation effect	(v)	524	507
Gain from debt restructuring	(vi)	486	—
Reduced amortisation on revaluation of land use rights	(vii)	26	24
Reduced depreciation on government grants	(viii)	12	4
Impairment losses on long-lived assets	(ix)	(150)	—
Disposal of oil and gas properties, net of depreciation effect	(x)	(335)	(310)
Unrecognised losses of subsidiaries	(xi)	(627)	119
Effects of the above adjustments on taxation		(345)	(485)
Minority interests	(xiii)	1,496	3,321
Profit for the year under IFRS*		55,408	44,776

Effects of major differences between the shareholders’ funds under the PRC Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:

	Note	2006	2005
		RMB millions	RMB millions
Shareholders’ funds under the PRC Accounting Rules and Regulations		254,875	215,623
Adjustments:
Equity investment differences	(i)	1,358	200
Capital injection in Sinopec Hainan and acquisition of Oil Production Plants	(ii)	(1,628)	745
Acquisition of Sinopec National Star	(ii)	(2,461)	(2,578)
Pre-operating expenditures	(iii)	(64)	(22)
Depreciation of oil and gas properties	(iv)	12,749	12,233
Capitalisation of general borrowing costs	(v)	2,636	2,112
Revaluation of land use rights	(vii)	(927)	(953)
Government grants	(viii)	(576)	(588)
Disposal of oil and gas properties	(x)	2,725	3,060
Change in fair value of available-for-sale securities	(xii)	38	—
Effects of the above adjustments on taxation		(5,880)	(5,531)
Minority interests	(xiii)	21,944	30,679
Total equity under IFRS*		284,789	254,980

*           The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)	RECONCILIATION STATEMENT OF DIFFERENCES IN CONSOLIDATED SHAREHOLDERS’ FUNDS BETWEEN THE NEW AND OLD PRC ACCOUNTING STANDARDS
REVIEW REPORT OF THE PRC AUDITORS

The Board of Directors of China Petroleum & Chemical Corporation:

We have reviewed the attached reconciliation statement of differences in consolidated shareholders’ funds between the new and old PRC accounting standards of China Petroleum & Chemical Corporation (the “Company”) as at 31 December 2006 and 1 January 2007 (the “reconciliation statement of differences”). It is the responsibility of the Company’s management to prepare the reconciliation statement of differences in accordance with the basis of preparation set out in note 2 to the reconciliation statement of differences. Our responsibility is to issue a review report on the reconciliation statement of differences based on our review.

According to relevant requirements of the “Notice on the Proper Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards” (Zheng Jian Fa [2006] No. 136), we conducted our review by reference to the Standard on Review Engagements for Certified Public Accountants Registered in the PRC no. 2101 – Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance about whether the reconciliation statement of differences is free from material misstatement. A review is limited largely to making enquiries of relevant personnel of the Company about the accounting policies and all the important assumptions underlying the reconciliation statement of differences, obtaining an understanding of the calculation of the reconciled amounts in the reconciliation statement of differences, reading the reconciliation statement of differences to determine whether the basis of preparation has been properly followed and performing analytical procedures as and when necessary. A review provides a lower level of assurance than an audit. We have not conducted an audit and, accordingly, we do not express an audit opinion.

On the basis of our review, we are not aware of any issues which cause us to believe that the above reconciliation statement of differences has not been prepared, in all material respects, in accordance with the basis of preparation set out in note 2 to the reconciliation statement of differences.

KPMG Huazhen                                                                                                     Certified Public Accountants
                                                                                                 Registered in the People’s Republic of China

                                                                                                                                 Wu Wei
                                                                                                 Zhang Jingjing

Beijing, The People’s Republic of China
                                                                                                                  6 April 2007

(D)	RECONCILIATION STATEMENT OF DIFFERENCES IN CONSOLIDATED SHAREHOLDERS’ FUNDS BETWEEN THE NEW AND OLD PRC ACCOUNTING STANDARDS (CONTINUED)
RECONCILIATION STATEMENT OF DIFFERENCES

	Note	RMB millions
Consolidated shareholders’ funds as at 31 December 2006 (Old PRC Accounting Standards)	3(a)	254,875
Adjustments:
Capitalisation of general borrowing costs	3(b)	2,636
Equity investment differences	3(c)	1,358
Disposal of oil and gas properties	3(d)	620
Change in the fair value of available-for-sale securities	3(e)	38
Pre-operating expenditures	3(f)	(64)
Government grants	3(g)	(576)
Income tax	3(h)	(994)
Minority interests	3(i)	22,038
Consolidated shareholders’ funds as at 1 January 2007 (New PRC Accounting Standards)	4	279,931

This reconciliation statement of differences in consolidated shareholders’ funds between the new and old accounting standards has been approved by the board of directors on 6 April 2007.

Chen Tonghai                                          Wang Tianpu                                 Dai Houliang                                Liu Yun
Chairman                                                    Director,                                          Director,                                          Head of Corporate Finance
(Authorised representative)                          President                                         Senior Vice President and                Department
                                                                           Chief Financial Officer

The notes on pages 166 to 167 form part of this reconciliation statement of differences in consolidated shareholders’ funds between the new and old PRC accounting standards.

(D)	RECONCILIATION STATEMENT OF DIFFERENCES IN CONSOLIDATED SHAREHOLDERS’ FUNDS BETWEEN THE NEW AND OLD PRC ACCOUNTING STANDARDS (CONTINUED)
RECONCILIATION STATEMENT OF DIFFERENCES

1	PURPOSE OF PREPARATION

Commencing from 1 January 2007, the Company has adopted the Accounting Standards for Business Enterprises (the “New PRC Accounting Standards”) promulgated by the Ministry of Finance of the People’s Republic of China (the “MOF”) in 2006. To analyse and disclose the impact of adopting the New PRC Accounting Standards on the Company’s financial position, the China Securities Regulatory Commission issued the “Notice on the Proper Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards” (Zheng Jian Fa [2006] No. 136) (the “Notice”) in November 2006 under which the Company is required to disclose the reconciliation of major differences in the “Supplementary Information” section of the annual financial report for 2006 in the form of reconciliation statement of differences in consolidated shareholders’ funds between the new and old PRC accounting standards (“reconciliation statement of differences”) in accordance with relevant requirements of the Accounting Standard for Business Enterprises No. 38 — First time adoption of Accounting Standards for Business Enterprises (“ASBE 38”) and the Notice.

2	BASIS OF PREPARATION

The Company issued H shares and prepared financial reports for external use under the PRC Accounting Rules and Regulations (the “Old PRC Accounting Standards”) and the International Financial Reporting Standards (“IFRS”) for the previous years. As required by the “Opinion of the Expert Team on the Implementation of the Accounting Standards for Business Enterprises” (the “Opinion”), on the date of first time adoption, the following retrospective adjustments have been made to items relevant to the changes in accounting policies arising from the implementation of New PRC Accounting Standards.

For the principles of the New PRC Accounting Standards which are different from the Old PRC Accounting Standards, if the Company had already adopted the principles of the New PRC Accounting Standards in the preparation of financial statements under IFRS for the previous years, retrospective adjustments will be made to the changes in accounting policies arising from the implementation of New PRC Accounting Standards based on the information relied upon by the Company in preparing the financial statements under IFRS for the previous years.

Apart from the retrospective adjustments which are required by the Opinion as stated above, the Company has also made retrospective adjustments to other items in accordance with paragraphs 5 to19 of ASBE 38.

This reconciliation statement of differences has been prepared in accordance with the principle of retrospective adjustment as stated above, the characteristics and actual situation of the Company and its subsidiaries and the principle of materiality, on the basis of the consolidated financial statements of 2006. References have been made to the Notice in respect of the presentation and disclosure of information in the reconciliation statement of differences.

3	DESCRIPTIONS OF SIGNIFICANT ITEMS
(a)
The amount of consolidated shareholders’ funds as at 31 December 2006 (under the Old PRC Accounting Standards) is extracted from the Company’s consolidated financial statements for the year ended 31 December 2006 prepared under the Old PRC Accounting Standards. These financial statements were audited by KPMG Huazhen, an auditors’ report with unqualified opinion was issued on 6 April 2007. The basis of presentation and the significant accounting policies of these financial statements are set out in the Company’s financial statements for the year ended 31 December 2006 prepared under the Old PRC Accounting Standards.

This reconciliation statement of differences and its notes should be read in conjunction with the Company’s 2006 financial statements for the year ended 31 December 2006 prepared under the Old PRC Accounting Standards.

(b)	Capitalisation of general borrowing costs

Under the Accounting Standards for Business Enterprises No.17 – Borrowing Cost, where funds are borrowed generally and qualified for capitalisation, the corresponding borrowing costs are capitalised as part of the cost of related assets. The Company has, upon its first time adoption of the New PRC Accounting Standards as at 1 January 2007, adjusted the carrying amount of fixed assets and the construction in progress, and increased retained earnings.

(c)	Equity investment differences

Under the Accounting Standards for Business Enterprises No.2 – Long Term Equity Investment, where there is an excess of the long term equity investment’s initial investment cost over the investor’s interest in the fair value of the investee’s identifiable net assets, equity investment differences are not recognised, nor are they amortised. The Company has, upon its first time adoption of the New PRC Accounting Standards as at 1 January 2007, reversed the equity investment differences amortised in prior years, and increased retained earnings.

(d)	Disposal of oil and gas properties

Under the Accounting Standards for Business Enterprises – No.27 Exploration of Oil and Gas, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The Company has, upon its first time adoption of the New PRC Accounting Standards on 1 January 2007, adjusted the losses on the retirement or disposal of any individual item of proved oil and gas properties recognised in previous years, net of depreciation charges, and increased retained earnings.

(e)	Change in the fair value of available-for-sale securities

Given that the fair value of available-for-sale financial assets is determined in accordance with the Accounting Standards for Business Enterprises – No.22 Recognition and Measurement of Financial Instruments, the Company has determined the available-for-sale securities’ fair value as at 1 January 2007 based on quoted prices in active markets, and increased shareholders’ funds by the difference between the fair value and the carrying value.

(f)	Pre-operating expenditures

Under the New PRC Accounting Standards, expenditures on start-up activities are recognised as an expense when they are incurred. The Company has, upon its first time adoption of the New Accounting Standards on 1 January 2007, adjusted the incurred pre-operating expenditures, and reduced retained earnings.

(g)	Government grants

Under the Accounting Standards for Business Enterprises No.16 – Government Grants, the asset-related government grants received in previous years are recognised as deferred income and recognised on the income statement over the assets’ useful lives. The Company has, upon its first time adoption of the New PRC Accounting Standards on 1 January 2007, adjusted the asset-related government grants received in previous years which had been recognised in capital reserve, and reduced shareholders’ funds.

(h)	Income tax

The Company adjusted the deferred tax effect and shareholders’ funds as at 1 January 2007 due to the retrospective adjustments made to the above items 3(b) to 3(g).

(i)	Minority interests

Under the New PRC Accounting Standards, the Company has changed the accounting treatment of minority interests by separately presenting minority interests within the consolidated shareholders’ funds, which increased the shareholders’ funds accordingly.

4	IMPORTANT NOTES

The Company commenced adoption of the New PRC Accounting Standards on 1 January 2007, and is in the process of assessing the impact on the Company’s financial position, operating results, and cash flow. After giving careful consideration to this and the further interpretation on the New PRC Accounting Standards by the MOF, the Company may adjust related accounting policies or significant recognition applied in the preparation of the reconciliation statement of differences during the preparation of the interim and annual financial statements of 2007. This may, in turn, cause a difference between the consolidated shareholders’ funds (under the New PRC Accounting Standards) as at 1 January 2007 as stated in the reconciliation statement of differences and the respective figures as presented in the interim and annual financial statements of 2007.

(E)	SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS
The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is unaudited, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.

(a)	Foreign exchange gains and losses

In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. For the years presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 195 million (2005: RMB 241 million) as of 31 December 2006.

(b)	Revaluation of property, plant and equipment

As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, in connection with the acquisitions of certain entities and related operations from Sinopec Group Company in prior years, the related property, plant and equipment were revalued by independent valuers in accordance with relevant PRC rules and regulations. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in equity.

In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings.

Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 441 million (2005: RMB 1,838 million) as of 31 December 2006.

(c)	Exchange of assets

During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. For the years presented herein, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 486 million (2005: RMB 509 million) as of 31 December 2006.

(d)	Reversal of impairment of long-lived assets

Under IFRS, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, determination of the recoverability of a long-lived asset held for use is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the difference between the asset’s carrying value and the fair value of the asset.

In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the years presented herein, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 418 million (2005: RMB 456 million) as of 31 December 2006.

(e)	Capitalised interest on investment in associates

Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin. Accordingly, the carrying amount of the interest in associates under IFRS was lower than the amount under US GAAP by RMB 446 million (2005: RMB 486 million) as of 31 December 2006.

(f)	Goodwill

Under IFRS, with reference to IFRS 3, “Business Combination”, goodwill arising from a business combination for which the purchase agreement date is on or after 31 March 2004 is not amortised, or goodwill arising from a business combination for which the purchase agreement date was before 31 March 2004 is no longer amortised from the first annual reporting period beginning on or after 31 March 2004. Instead, goodwill is tested for impairment annually.

Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets” (“SFAS No.142”), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment at least annually.

As a result, there is no difference in respect of goodwill amortisation effective 1 January 2005. Accordingly, the carrying amount of the goodwill under IFRS was lower than the amount under US GAAP by RMB 43 million (2005: RMB 43 million) as of 31 December 2006 due to the continued amortisation of goodwill under IFRS until the end of 2004.

(g)	Presentation of minority interests

Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the profit for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement as a component of net income.

(h)	Companies included in consolidation

Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group’s subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group’s jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the profit attributable to equity shareholders of the Company or the total equity attributable to the equity shareholders of the Company reconciliations between IFRS and US GAAP.

Presented below is summarised financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.

	Years ended 31 December
	2006	2005
	RMB millions	RMB millions
Revenues	75,184	53,768
Profit before taxation	6,119	286
Net profit/(loss)	5,672	(204)

	At 31 December
	2006	2005
	RMB millions	RMB millions
Current assets	19,417	12,101
Total assets	68,458	64,560
Current liabilities	12,231	8,901
Total liabilities	31,448	31,727
Total equity	37,010	32,833

(i)	Recently issued accounting standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. Currently, the Group does not expect the adoption of SFAS No. 157 will have a material impact on its consolidation financial statements.

FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109” (“FIN48”). FIN 48 requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after 15 December 2006. Currently, the Group does not expect the adoption of this Interpretation will have a material effect on its consolidated financial statements.

The effect on profit attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:

	Reference	Years ended 31 December
	in note	2006	2006	2005
	above	US$ millions	RMB millions	RMB millions
Profit attributable to equity shareholders of the Company under IFRS		6,908	53,912	41,455
US GAAP adjustments:
Foreign exchange gains and losses	(a)	6	46	54
Depreciation on revalued property, plant and equipment	(b)	172	1,340	4,016
Disposal of property, plant and equipment	(b)	7	57	1,838
Exchange of assets	(c)	3	23	23
Depreciation effect of reversal of impairment of long-lived assets	(d)	5	38	76
Capitalised interest on investments in associates, net of amortisation effect	(e)	(5)	(40)	(40)
Deferred tax effect of US GAAP adjustments		(54)	(421)	(1,786)
Minority interests	(g)	(12)	(93)	(489)
Profit attributable to equity shareholders of the Company under US GAAP		7,030	54,862	45,147
Basic and diluted earnings per share under US GAAP		USD0.08	RMB0.63	RMB0.52
Basic and diluted earnings per ADS under US GAAP		USD8.11	RMB63.28	RMB52.07

*	Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on the total equity attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:

	Reference	At 31 December
	in note	2006	2006	2005
	above	US$ millions	RMB millions	RMB millions
Total equity attributable to equity shareholders of the Company under IFRS		33,680	262,845	224,301
US GAAP adjustments:
Foreign exchange gains and losses	(a)	(25)	(195)	(241)
Revaluation of property, plant and equipment	(b)	(57)	(441)	(1,838)
Exchange of assets	(c)	(62)	(486)	(509)
Reversal of impairment of long-lived assets	(d)	(54)	(418)	(456)
Capitalised interest on investments in associates	(e)	57	446	486
Goodwill	(f)	6	43	43
Effect of US GAAP adjustments on deferred tax assets		62	487	921
Effect of US GAAP adjustments on deferred tax liabilities		(15)	(121)	(134)
Minority interests	(g)	18	137	230
Total equity attributable to equity shareholders of the Company under US GAAP		33,610	262,297	222,803

Note:    United States dollar equivalents

For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB 7.8041 being the noon buying rate in New York City on 29 December 2006 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(F)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2006 and 2005, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I: Capitalised costs related to oil and gas producing activities

	2006	2005
	RMB millions	RMB millions
Property cost	—	—
Wells and related equipment and facilities	203,551	180,138
Supporting equipment and facilities	16,483	13,573
Uncompleted wells, equipment and facilities	16,420	11,003
Total capitalised costs	236,454	204,714
Accumulated depreciation, depletion, amortisation and impairment allowances	(96,485)	(88,274)
Net capitalised costs	139,969	116,440

Table II: Cost incurred in exploration and development

	2006	2005
	RMB millions	RMB millions
Exploration	11,127	9,086
Development	32,054	22,804
Total cost incurred	43,181	31,890

Table III: Results of operations for oil and gas producing activities

	2006	2005
	RMB millions	RMB millions
Revenues
Sales	21,683	16,796
Transfers	105,656	84,423
	127,339	101,219
Production costs excluding taxes	(24,040)	(21,722)
Exploration expenses	(7,983)	(6,411)
Depreciation, depletion, amortisation and impairment provisions	(13,001)	(10,595)
Taxes other than income tax	(10,784)	(1,687)
Income before income tax	71,531	60,804
Income tax expense	(23,605)	(20,065)
Results of operations from producing activities	47,926	40,739

The results of operations for producing activities for the years ended 31 December 2006 and 2005 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information
The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2006 and 2005 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group’s estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	2006	2005
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,294	3,267
Revisions of previous estimates	(10)	26
Improved recovery	146	142
Extensions and discoveries	148	138
Production	(285)	(279)
End of year	3,293	3,294
Proved developed reserves
Beginning of year	2,870	2,808
End of year	2,903	2,870
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	2,952	3,033
Revisions of previous estimates	(9)	(42)
Extensions and discoveries	170	183
Production	(257)	(222)
End of year	2,856	2,952
Proved developed reserves
Beginning of year	1,557	1,398
End of year	1,472	1,557

Table V: Standardised measure of discounted future net cash flows
The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2006 and 2005 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2006	2005
	RMB millions	RMB millions
Future cash flows	1,235,524	1,401,283
Future production costs	(487,895)	(440,743)
Future development costs	(33,523)	(26,994)
Future income tax expenses	(189,465)	(270,607)
Undiscounted future net cash flows	524,641	662,939
10% annual discount for estimated timing of cash flows	(241,180)	(304,893)
Standardised measure of discounted future net cash flows	283,461	358,046

Table VI: Changes in the standardised measure of discounted future net cash flows

	2006	2005
	RMB millions	RMB millions
Sales and transfers of oil and gas produced, net of production costs	(92,849)	(61,346)
Net changes in prices and production costs	(114,796)	130,221
Net change due to extensions, discoveries and improved recoveries	51,445)	56,131
Revisions of previous quantity estimates	(1,207	3,964
Previously estimated development costs incurred during the year	8,516	8,134
Accretion of discount	30,190	21,352
Net change in income taxes	43,784	(50,397)
Others	332	308
Net change for the year	(74,585)	108,367

CORPORATE INFORMATION		NEWSPAPERS FOR INFORMATION DISCLOSURE
STATUTORY NAME		Hong Kong Economic Times (Hong Kong)
中国石油化工股份有限公司		South China Morning Post (Hong Kong)
(in English)
ENGLISH NAME		China Securities Journal
China Petroleum & Chemical Corporation		Shanghai Securities News
Securities Times
CHINESE ABBREVIATION
中國石化		INTERNET WEBSITE PUBLISHING THIS ANNUAL REPORT DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION

ENGLISH ABBREVIATION
Sinopec Corp.
http://www.sse.com.cn
LEGAL REPRESENTATIVE
Mr. Chen Tonghai		LEGAL ADVISORS
People’s Republic of China:
REGISTERED ADDRESS AND PLACE OF BUSINESS		Haiwen & Partners
6A Huixindong Street		Room 1711, Beijing Silver Tower
Chaoyang District		No. 2, Dong San Huan North Road
Beijing, PRC		Chaoyang District
Postcode	: 100029	Beijing
Tel.	: 86-10-64990060	PRC
Fax	: 86-10-64990022	Postcode: 100027
Website	: http://www.sinopec.com
E-mail addresses	: ir@sinopec.com	Hong Kong:
	media@sinopec.com	Herbert Smith
23rd Floor, Gloucester Tower
PLACE OF BUSINESS IN HONG KONG		11 Pedder Street
20th Floor, Office Tower		Central, Hong Kong
Convention Plaza
1 Harbour Road		United States:
Wanchai		Skadden, Arps, Slate, Meagher & Flom LLP
Hong Kong		30th Floor, Tower II, Lippo Centre
89 Queensway
AUTHORISED REPRESENTATIVES		Hong Kong
Mr. Wang Tianpu
Mr. Chen Ge		PRINCIPAL BANKERS
Bank of China
SECRETARY TO THE BOARD OF DIRECTORS		410 Fuchengmenwai Street
Mr. Chen Ge		Xicheng District
Beijing, PRC
REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng		Industrial and Commercial Bank of China
Address	: 6A Huixindong Street	55 Fuxingmennei Avenue
	Chaoyang District	Xicheng District
	Beijing, PRC	Beijing, PRC
Postcode	100029
Tel.	: 86-10-64990060	China Construction Bank
Fax	: 86-10-64990022	25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS	ADRs:
H Shares:	New York Stock Exchange
Hong Kong Registrars Limited	Stock name: SINOPEC CORP
Rooms 1712 to 1716	Stock code: SNP
17th Floor, Hopewell Centre
183 Queen’s Road East	London Stock Exchange
Hong Kong	Stock name: SINOPEC CORP
Stock code: SNP
A Shares:
China Securities Registration and Clearing	A Shares:
Company Limited Shanghai Branch Company	Shanghai Stock Exchange
72 Pu Jian Road	Stock name: SINOPEC CORP
Pudong District	Stock code: 600028
Shanghai, PRC
FIRST REGISTRATION DATE OF
DEPOSITARY FOR ADRs	SINOPEC CORP.
The US:	25 February 2000
Citibank, N.A.
388 Greenwich St., 14th Floor	FIRST REGISTRATION PLACE OF
New York NY 10013	SINOPEC CORP.
United States of America	6A Huixindong Street, Chaoyang District,
Beijing, PRC
COPIES OF THIS ANNUAL REPORT ARE
AVAILABLE AT	ENTERPRISE LEGAL BUSINESSES LICENSE
The PRC:	REGISTRATION NO.
China Petroleum & Chemical Corporation	1000001003298 (10-10)
Board Secretariat
6A Huixindong Street	TAXATION REGISTRATION NO.
Chaoyang District	Jing Guo Shui Chao Zi 110105710926094
Beijing PRC
NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
The US:	Domestic Auditors : KPMG Huazhen Certified
Citibank, N.A.	Public Accountants
388 Greenwich St., 14th Floor	Address : 8/F, Office Tower E2
New York NY 10013	Oriental Plaza
United States of America	1 East Chang An Avenue
Dong Cheng District
The UK:	Beijing 100738, PRC
Citibank, N.A.
Citigroup Centre	Overseas Auditors : KPMG Certified Public
Canada Square, Canary Wharf	Accountants
London E14 5LB, U.K.	Address : 8th Floor
Prince’s Building
PLACES OF LISTING OF SHARES, STOCK	Central, Hong Kong
NAMES AND STOCK CODES
H Shares:
Hong Kong Stock Exchange
Stock name: Sinopec Corp
Stock code: 0386

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 6 April 2007 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)	The original annual report signed by the Chairman and the President;

b)
The original audited financial statements and audited consolidated financial statements of Sinopec Corp. for the year ended 31 December 2006, prepared in accordance with IFRS and the PRC Accounting Rules and Regulations and signed by the Chairman, the President, the Chief Financial Officer and the head of the Corporate Finance Department of Sinopec Corp.;

c)	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

d)	All original copies of the documents and announcements Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Chen Tonghai
Chairman

Beijing, PRC, 6 April 2007

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and the Contents and Formats Standard No.2 Concerning Information Disclosure of Companies Offering Shares to the Public - Contents and Formats of Annual Report (revised 2005) promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the annual report for 2006 and accounts of Sinopec Corp. and concluded that this annual report truly and objectively represents the Sinopec Corp.’s business performance in 2006, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management

Chen Tonghai	Zhou Yuan	Wang Tianpu

Zhang Jianhua	Wang Zhigang	Dai Houliang

Liu Zhongli	Shi Wanpeng	Li Deshui

Yao Zhongmin	Fan Yifei	Cai Xiyou

Zhang Kehua	Zhang Haichao	Jiao Fangzheng

Chen Ge

6 April 2007

This annual report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.